PAGE

    As Filed with the Securities and Exchange Commission on October 31, 1996.


                                                   Registration Nos. 333-03093
                                                                     811-07615


                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                               ____________________

                                     FORM N-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        X

                       Pre-Effective Amendment No. 2

                         Post-Effective Amendment No. ___
                                       and
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940                          X

                                 Amendment No. 2

                      RYDEX ADVISOR VARIABLE ANNUITY ACCOUNT
                            (Exact Name of Registrant)

                     GREAT AMERICAN RESERVE INSURANCE COMPANY
                           (Name of Insurance Company)

              11815 North Pennsylvania Street, Carmel, Indiana 46032 (Address of Insurance Company's Principal Executive Offices)
                                    (Zip Code)

                               Karl W. Kindig, Esq.
                     Great American Reserve Insurance Company
                         11815 North Pennsylvania Street
                              Carmel, Indiana 46032
                     (Name and Address of Agent for Service)













   PAGE

                                    Copies to:
                              Michael Berenson, Esq.
                               Ann B. Furman, Esq.
                        Jorden Burt Berenson & Johnson LLP
                                  Suite 400 East
                        1025 Thomas Jefferson Street, N.W.
                           Washington, D. C. 20007-0805

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

         Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of individual variable annuity contracts is being registered under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) shall determine.































   PAGE

                      RYDEX ADVISOR VARIABLE ANNUITY ACCOUNT

                             CROSS REFERENCE TO ITEMS
                             REQUIRED BY RULE 495(a)


   N-3 Item of Part A      Caption in Prospectus

          1.               Cover Page

          2.               Definitions

          3.               Summary; Fee Table

          4.               Financial Statements

          5.               Great American Reserve Insurance Company;
                           The Separate Account; Investment
                           Objectives and Policies; Investment Restrictions

          6.               Management

          7.               Charges and Deductions; Management

          8.               Description of the Contract; Separate Account
                           Voting Rights

          9.               Description of the Contract -- Annuity Period

         10.               Description of the Contract -- Payment on Death

         11. Description of the Contract -- Purchase Payments, Accumulation Provisions; Distribution of Contracts

         12. Description of the Contract -- Withdrawals, Suspension of Payments, Ten Day Right to Review

         13.               Federal Income Taxes















   PAGE

   N-3 Item of Part A      Caption in Prospectus (Continued)

         14.               Legal Proceedings

         15.               Table of Contents of Statement of Additional
                           Information


                           Caption in Statement of
   N-3 Item of Part B      Additional Information

         16.               Cover Page

         17.               Table of Contents

         18.               General Information and History

         19. Investment Policies and Techniques of the Subaccounts; Investment Restrictions of the Subaccounts

         20.               Board of Managers and Officers of the Separate
                           Account

         21.               Board of Managers and Officers of the Separate
                           Account; Custody

         22.               Portfolio Transactions and Brokerage

         23.               Determination of Accumulation Unit Value

         24.               Underwriter of the Contracts

         25.               Performance Information

         26.               Not Applicable

         27.               Financial Statements















   PAGE

                                      PART A

                                    PROSPECTUS


























   PAGE

   INFORMATION  CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION OR
  AMENDMENT.     A  REGISTRATION  STATEMENT  RELATING  TO  THESE
  SECURITIES  HAS  BEEN  FILED  WITH THE SECURITIES AND EXCHANGE
  COMMISSION.    THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS
  TO  BUY  BE  ACCEPTED  PRIOR  TO  THE  TIME  THE  REGISTRATION
  STATEMENT  BECOMES  EFFECTIVE.    THIS  PROSPECTUS  SHALL  NOT
  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER ___, 1996


                      Rydex Advisor Variable Annuity Account

                                        of

                     Great American Reserve Insurance Company

     Administrative Office: 11815 North Pennsylvania Street, Carmel, Indiana
   46032
                              Phone: (317) 817-3700

                  INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                       FLEXIBLE PREMIUMS - NONPARTICIPATING

                                 Offered through

                          PADCO Financial Services, Inc.
               6116 Executive Boulevard, Rockville, Maryland 20852
                              Phone:  (800) 820-0888


         The variable annuity contract described in this Prospectus (the "Contract") is designed to provide retirement benefits for certain types of purchasers. This Contract is intended for use by Contract Owners who intend to invest as part of a tactical asset allocation or market timing investment strategy advised by professional money managers. Tactical asset allocation involves moving assets among several or all of the investment portfolios available for investment under the Contracts (the
     Subaccounts ); market timing involves moving assets between the Nova and Money Market Subaccounts. The investment options available under the Contract involve certain aggressive investment techniques, which may include engaging in short sales and transactions in futures contracts and options on securities, stock indexes, and futures contracts. As discussed more fully below, these techniques are specialized and involve risks that are not traditionally associated with otherwise similar contracts.



   PAGE

         Accumulation of the Contract values may be on either a fixed or variable basis, or on a combination fixed and variable basis. Accumulation on a variable basis is provided by allocations to the Rydex Advisor Variable Annuity Account (the "Separate Account"). Variable benefits are n o t guaranteed and will vary according to investment performance. Accumulation on a fixed basis is provided by allocations to the General Account of Great American Reserve Insurance Company. (See "The Fixed Account" on page __.) Annuity payments are only available on a fixed basis. This Prospectus describes only the Separate Account features of the Contract except where specific reference is made to the Fixed Account.

         The Separate Account is a segregated investment account of Great American Reserve Insurance Company ("Great American Reserve"), and is comprised of eight investment portfolios each of which is managed by PADCO Advisors II, Inc. ("PADCO"). Allocations to the Separate Account will be invested in the separate investment portfolios ("Subaccounts") selected. You bear the full investment risk with respect to the Separate Account. Eight Subaccounts are currently available under the Contract (one of which is available only under certain circumstances, described below) with the following investment objectives:

             Subaccount                      Investment Objective

    The Nova Subaccount            To provide investment returns that
                                   correspond to a specified percentage of
                                   the performance of a benchmark for
                                   common stock securities.

    The Ursa Subaccount            To provide investment results that will
                                   inversely correlate to the performance
                                   of a benchmark for common stock
                                   securities.

    The OTC Subaccount             To attempt to provide investment
                                   results that correspond to a benchmark
                                   for over-the-counter securities.
    The Precious Metals            To attempt to provide investment
    Subaccount                     results that correspond to a benchmark
                                   primarily for metals-related
                                   securities.

    The U.S. Government Bond       To provide investment results that
     Subaccount                    correspond to a benchmark for U.S.
                                   Government securities.

    The Juno Subaccount            To provide total return before expenses
                                   and costs that inversely correlates to
                                   the price movements of a benchmark for
                                   U.S. Treasury debt instruments or
                                   futures contracts on a specified debt
                                   instrument.


   PAGE

    The Money Market Subaccounts   To provide current income consistent
                                   with stability of capital and
                                   liquidity.

         This Contract is designed to be used with tactical allocation advisory or market-timing investment services. Providers of such services are engaged by you to make allocation and transfer decisions on your behalf. A charge is deducted for these services. You should consider whether this Contract with such services is appropriate for your needs as well as the tax consequences related to such services (see "Tactical Allocation Services" and Federal Income Taxes; Tactical Allocation Fees ).

         Investments in the Money Market Subaccounts are neither insured nor guaranteed by the U.S. Government.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Prospectus contains information about the Contract and the Separate Account that a prospective Contract Owner should know before investing. It should be read and retained for future reference.
   Additional information about the Contract and the Separate Account is contained in a Statement of Additional Information, dated ______________, 1996, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing to or calling PADCO Financial Services, Inc. ("PFS"), at the above address or number. The table of contents for the Statement of Additional Information is included on page __ of this Prospectus.

              The date of this Prospectus is _______________, 1996.




















                                                       iii





                                TABLE OF CONTENTS

                                                               Page
   PART I

   DEFINITIONS                                           I-

   FEE TABLE                                                   I-

   FINANCIAL STATEMENTS                                  I-

   SUMMARY                                                     I-

   GREAT AMERICAN RESERVE
    INSURANCE COMPANY                                          I-

   THE SEPARATE ACCOUNT                                  I-

   INVESTMENTS OF THE
    SUBACCOUNTS                                                I-
         Eligible Investments                            I-
         Investment Objectives                           I-
               The Nova Subaccount                             I-
               The Ursa Subaccount                             I-
               The OTC Subaccount                              I-
               The Precious Metals
                Subaccount                               I-
               The U.S. Government
                Bond Subaccount                          I-
               The Juno Subaccount                             I-
               The Money Market Subaccounts              I-
         Special Risk Considerations                     I-
         Addition or Deletion of
          Subaccounts                                          I-

   TACTICAL ALLOCATION SERVICES                          I-

   CHARGES AND DEDUCTIONS                                I-
   Withdrawal Charge                                           I-
   Mortality and Expense Risk Charge                     I-
   Tactical Allocation Fee                               I-
   Administrative Fee                                          I-

                                                               Page

   Investment Advisory Fee
     and Other Expenses                                  I-
   Subaccount Administration Fee                         I-
   Payments of Certain Charges
          and Deductions                                 I-
   Premium Taxes                                               I-


                                                       iv





   DESCRIPTION OF THE CONTRACT                           I-
         Purchase Payments                               I-
    Changing Financial Advisors                          I-
         Accumulation Provisions                         I-
               Accumulation Units                              I-
               Value of an Accumulation Unit             I-
               Valuation Periods                         I-
         The Fixed Account                               I-
         Payment on Death                                I-
         Beneficiary                                           I-
         Ownership                                             I-
         Account Transfers                               I-
         Withdrawals                                           I-
         Suspension or Deferral of Payments              I-
         Annuity Provisions                                    I-
               General                                         I-
               Selection of Annuity Date and
                Annuity Options                          I-
               Change of Annuity Date or
                Annuity Option                           I-
               Annuity Options                           I-
               Minimum Annuity Payments                        I-
               Proof of Age, Sex, and
                 Survival                                I-
         Notices and Elections                           I-
         Amendment of Contract                           I-
         Ten-Day Right to Review                         I-

   FEDERAL INCOME TAXES                                  I-
         Tactical Allocation Fees
         General                                               I-
         Diversification                                 I-
         Multiple Contracts                                    I-




















                                                        v





                                                                     Page

    Contracts Owned by Non-Natural Persons               I-
         Tax Treatment of Assignments                    I-
         Income Tax Withholding                          I-
         Tax Treatment of Withdrawals --
           Non-Qualified Contracts                       I-

    Qualified Plans                                            I-
    Tax Treatment of Withdrawals --
      Qualified Contracts                                I-
    Tax-Sheltered Annuities --
      Withdrawal Limitations                             I-

   SEPARATE ACCOUNT VOTING RIGHTS                        I-

   REPORTS TO CONTRACT OWNER                             I-

   PERFORMANCE INFORMATION                               I-

   DISTRIBUTION OF CONTRACTS                             I-

   STATE REGULATION                                            I-

   LEGAL PROCEEDINGS                                           I-

   EXPERTS                                                     I-

   REGISTRATION STATEMENT                                I-

   LEGAL MATTERS                                               I-

   PART II

   THE SEPARATE ACCOUNT                                  II-

   INVESTMENT OBJECTIVES AND
    POLICIES OF THE SUBACCOUNTS                          II-
         General                                               II-
         The Nova Subaccount                                   II-
         The Ursa Subaccount                                   II-












                                                       vi





                                                               Page

         The OTC Subaccount                                    II-
         The Precious Metals Subaccount                  II-
    The U.S. Government Bond
           Subaccount                                          II-
         The Juno Subaccount                                   II-
         The Money Market Subaccounts                    II-
         The Benchmarks                                        II-

   SPECIAL RISK
    CONSIDERATIONS                                             II-
         Portfolio Turnover                                    II-
         Tracking Error                                        II-
         Aggressive Investment Techniques                II-

   INVESTMENT TECHNIQUES AND OTHER INVESTMENT
    POLICIES                                                   II-

   PORTFOLIO TRANSACTIONS AND BROKERAGE                  II-

   MANAGEMENT OF THE SEPARATE ACCOUNT                    II-
         Board of Managers                               II-
         PADCO                                           II-
         PADCO Service Company, Inc.                     II-
    Costs and Expenses                                         II-

   TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
    INFORMATION                                                II-
























                                                       vii





                                      PART I

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any variable annuity contracts offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


                                   DEFINITIONS

         Accumulation Unit: An accounting unit of measure used to compute the value of your interest in a Subaccount prior to the Annuity Date. (See page __.)

         Accumulation  Unit  Value:    For  any  Valuation Period, the current
   market value of the total assets of a Subaccount, less liabilities, divided by the number of units of that Subaccount outstanding.

         Administrative Office: The office indicated on the cover page of this Prospectus to which notices and purchase payments must be sent. All sums payable to Great American Reserve under the Contract are payable at the Administrative Office or an address designated by Great American Reserve.

         Age:    The age of any Contract Owner or Annuitant on his or her last birthday. For Joint Contract Owners, all provisions which are based on age are based on the age of the older of the Joint Contract Owners.

         Annuitant:   The named individual on whose continuation of life under
   the Contract annuity payments may depend.

         Annuity:   A series of payments for life; or for life with guaranteed periods; or for the installment refund period; or for a certain period; or to a joint and surviving annuitant.

         Annuity  Date:    The  date on which annuity payments of the Contract
   begin.  (See page __.)

         Beneficiary:   The persons to whom payment is to be made on the death
   of the Contract Owner.

         Code:  The Internal Revenue Code of 1986, as amended.

         Contract:  The annuity contract offered by this Prospectus.

         Contract Date:  The date a Contract is issued to a Contract Owner.



                                                       I-1





         Contract Owner: The person entitled to exercise all rights under a Contract. This person is also referred to in this Prospectus as "you." A Contract Owner may be a non-natural person (e.g., a corporation, trust, or certain other entities). (See page __.)

         Contract  Value:    The  sum  of  the  amounts allocated to the Fixed
   Account and the amounts allocated to the Separate Account.  (See page __.)

         Financial Advisor: A registered investment adviser, or an investment adviser who is excluded from registration with the Securities and Exchange Commission, selected to provide your tactical allocation or market-timing investment services.

         Fixed  Account:   The general account of Great American Reserve which
   provides guaranteed values and periodically adjusted interest rates.

         Fixed Account Value: The value of the portion of your Contract Value allocated to the Fixed Account.

         Fixed  Annuity:    A  series  of  periodic  payments of predetermined
   amounts beginning with the Annuity Date that do not vary with investment experience.

         General  Account:    The  assets  of  Great American Reserve with the
   exception of the Separate Account and other segregated asset accounts.

         Great American Reserve:  Great American Reserve Insurance Company.

         Joint  Contract  Owner:   If named, a person entitled to exercise all
   rights under a Contract along with the Contract Owner. Any Joint Contract Owner must be the spouse of the Contract Owner.

         Market Timing: An investment strategy involving potentially frequent shifting of assets between investments in domestic equity securities (e.g., the Nova Subaccount) and investments in cash items (e.g., the Money Market Subaccount).

         Money  Market  Subaccounts:    The  Money Market I Subaccount and the
   Money Market II Subaccount.

         Nonqualified Contract: A Contract issued under a nonqualified plan, which is not a Qualified Contract.

         PADCO:  PADCO Advisors II, Inc.

         PFS:  PADCO Financial Services, Inc.

         Purchase  Payments:   Premium payments made to Great American Reserve
   under the terms of the Contract.

         Qualified Contract: A Contract issued under a retirement plan which receives favorable tax treatment under Sections 401(a), 403(a) and (b),

                                                       I-2





   408, or 457, or any similar provision of the Internal Revenue Code where pre-tax contributions are accepted. (See page __.)

         Separate Account: The segregated asset account that Great American Reserve has established pursuant to the provisions of the insurance code of the State of Texas, and identified as the Rydex Advisor Variable Annuity Account.

         Separate  Account  Value:   The value of the portion of your Contract
   Value allocated to the Separate Account.

         Servicer:  PADCO Service Company, Inc.

         Subaccount:   A segment of the Rydex Advisor Variable Annuity Account
   consisting of a portfolio of investment securities.  (See page __.)

         T a ctical  Asset  Allocation:    An  investment  strategy  involving
   potentially frequent shifting of assets among a variety of investment sectors (e.g., by transfers among the Subaccounts).

         Transaction Cut-Off Time: The cut-off time on each valuation day for all Separate Account trading activity, including transfers and withdrawals. With respect to all purchases and withdrawals, this time is 2:30 P.M., Eastern Time. With respect to transfers for the Nova, Ursa, and OTC Subaccounts, this time is 3:30 P.M., Eastern Time; for the Precious Metals Subaccount, this time is 3:15 P.M., Eastern Time; for the Bond and Juno Subaccounts, this time is 2:30 P.M., Eastern Time; and for the Money Market Subaccounts and the Fixed Account, this time is 4:00 P.M., Eastern Time. For transfers involving different transaction end times, the earlier of the times indicated above applies. (See page __.)

         Valuation Date: Each day the New York Stock Exchange (the "NYSE") is open for business.

         Valuation  Period:    The  interval  from  one  valuation  day of any
   Subaccount to the next valuation day, measured from the time each day the Subaccount is valued. (See page __.)

         Written  Request:    A  request in writing, in a form satisfactory to
   Great American Reserve.













                                                       I-3





                             FEE TABLE
  Contract Owner Transaction Expenses1/

    Sales Load Imposed on Purchases   . . . . . . . . . . .                                                              None

    Withdrawal Charge (as a percentage of purchase payments)
      First and Second Years Since Payment  . . . . . . . . .                                                                7%
      Third Year Since Payment  . . . . . . . . . . . . . . .                                                                6%
      Fourth Year Since Payment   . . . . . . . . . . . . . .                                                                5%
      Fifth Year Since Payment  . . . . . . . . . . . . . . .                                                                4%
      Sixth Year Since Payment  . . . . . . . . . . . . . . .                                                                3%
      Seventh Year Since Payment  . . . . . . . . . . . . . .                                                                2%
      Eighth Year or More Since Payment   . . . . . . . . . .                                                                0%

    Surrender Fee   . . . . . . . . . . . . . . . . . . . .                                                              None

    Exchange Fee  . . . . . . . . . . . . . . . . . . . . .                                                              None

    Annual Contract Fee   . . . . . . . . . . . . . . . . .                                                              None

  Separate Account Annual Expenses (as a percentage of average daily net assets in each Subaccount)

    Mortality and Expenses Risk Charge  . . . . . . . . . .                                                             1.25%

    Administrative Fee  . . . . . . . . . . . . . . . . . .                                                             0.15%

    Tactical Allocation Fee   . . . . . . . . . . . . . . .                                                             1.75%



  __________________________

  1/ Premium taxes are not shown. Any premium tax due will be deducted from purchase payments or from Contract Values at a later date. Currently, state premium taxes range from 0% to 3.5%.

   2/ Unless  and  until  a ruling is obtained from the Internal
      Revenue Service to permit the deduction of the Tactical Allocation Fee from your Contract, this fee will not be deducted as a percentage of average daily net assets in each Subaccount and you will be solely responsible for the payment of the applicable tactical allocation fee to your Financial Advisor. Upon our receipt of the necessary r e gulatory approvals, you will be notified of the commencement of the deduction of this fee. (See Tactical Allocation Fee at page ___.) The Tactical Allocation Fee is not an expense of the Money Market II Subaccount.

                                                       I-4


























































                                                       I-5





  Subaccount Annual Expenses
                                                             Precious
                                Nova      Ursa       OTC     Metals
                              -------   --------   --------  ---------

   Advisory Fees                0.75%     0.90%      0.75%     0.75%
   Subaccount
   Administration Fees          0.25%     0.25%      0.20%     0.20%

   Other Expenses (after
    (reimbursement)3/           0.40%     0.35%      0.45%     0.45%
                              -------   -------    -------   -------

   Total Separate Account
   Annual Expenses (after
     (reimbursement)3/          4.55%     4.65%      4.55%     4.55%
                              ========  =======    =======   =======
                                                     Money        Money
                                Bond      Juno      Market I    Market II
                              --------  -------    ---------    ---------

   Advisory Fees                0.50%    0.90%       0.50%        0.25%
   Subaccount
   Administration Fees          0.20%    0.25%       0.20%          0

   Other Expenses (after
    (reimbursement)3/           0.30%    0.35%       0.10%        0.10%
                              -------   ------      -------     --------

   Total Separate Account
   Annual Expenses (after
     (reimbursement)3/          4.15%    4.65%       3.95%         1.75%
                              =======   ======       ======     =======
  _____________________

  3/ PADCO has voluntarily agreed to reimburse each Subaccount for Other Expenses in excess of those shown (up to the amount of the applicable Advisory Fee) through Jun 30, 1997, and until such later date as PADCO may determine.
      Other Expenses are based on estimates.

  Examples

   1. If you surrender your Contract, or if you annuitize, at the end of the applicable period:


                                                       I-6





    You would pay the following
    expenses on a $1,000 investment,
    assuming 5% annual return on              1 year              3 years
    assets:

    The Nova Subaccount                        $116                 $191
    The Ursa Subaccount                        $117                 $194

    The OTC Subaccount                         $116                 $191

    The Precious Metals Subaccount             $116                 $191
    The Bond Subaccount                        $112                 $179

    The Juno Subaccount                        $117                 $194
    The Money Market I Subaccount              $110                 $174

    The Money Market II Subaccount             $ 88                 $108


   2.  If you do not surrender at the end of the applicable period:


    You would pay the following
    expenses on a $1,000 investment,
    assuming 5% annual return on              1 year              3 years
    assets:
    The Nova Subaccount                         $46                 $137

    The Ursa Subaccount                         $47                 $140
    The OTC Subaccount                          $46                 $137

    The Precious Metals Subaccount              $46                 $137

    The Bond Subaccount                         $42                 $126
    The Juno Subaccount                         $47                 $140

    The Money Market I Subaccount               $40                 $120
    The Money Market II Subaccount              $ 8                 $ 54


     The purpose of the Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Examples should not be considered a representation of future expenses and charges. Actual expenses may be greater or less than those shown.


                                                       I-7





   Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The Examples include, as an expense, the Tactical Allocation Fee of 1.75%. However, deduction of this fee will not be implemented unless and until the necessary regulatory approvals are obtained. See "Charges and Deductions" at page ___.

                               FINANCIAL STATEMENTS

     Financial statements for Great American Reserve can be found in the Statement of Additional Information, copies of which are available upon request and without charge. This information may be obtained by writing or calling PFS at the address or telephone number set forth on the cover page of this Prospectus. No financial statements for the Separate Account are included in the Statement of Additional Information because the Separate Account had not commenced operations at the date of this Prospectus.


                                     SUMMARY

     "You" refers to the Contract Owner. "We," "us," or "Great American Reserve" refers to Great American Reserve Insurance Company.

   The Separate Account

        The Separate Account is currently divided into eight Subaccounts in which purchase payments under this Contract may be invested. Initial purchase payments allocable to the Separate Account will first be allocated to the Money Market I Subaccount. During the first 14 days following the date of issue of the Contract (the "Contract Date"), no transfers will be allowed. Subsequently, transfers may only be made by your Financial Advisor. Your Contract Value will reflect the investment performance of your Subaccounts. (See "The Separate Account" on page __, "Investments of the Subaccounts" on page __, "Account Transfers" on page __ and "Tactical Allocation Services" on page __.)

        The  eight  Subaccounts,  including the Money Market Subaccounts, are
   managed by PADCO.  (See "PADCO" in Part II of this Prospectus.)   The Money
   Market II Subaccount is available only upon the death, resignation, or termination of your Financial Advisor.

   Retirement Plans

        The Contract may currently be issued pursuant to nonqualified retirement plans, individual retirement annuities ("IRAs"), or Section 403(b) Annuities ("TSAs").








                                                       I-8





   Purchase Payments

        The full amount of your purchase payments, less applicable premium tax due, if any, will be invested. However, certain charges and deductions will be made from your Contract Value. (See "Charges and Deductions" on page __.)

        The Contract permits purchase payments to be paid on a flexible basis at any time in any amount meeting specified minimum requirements. The minimum initial purchase payment Great American Reserve will accept is $25,000. The minimum subsequent purchase payment is $1,000. (See "Purchase Payments" on page __.)

   Charges and Deductions

        Withdrawal  Charge.   A withdrawal charge is deducted in the event of
   withdrawal of Contract Values, subject to certain exceptions. If the withdrawal charge applies, it will equal a specified percentage of each purchase payment paid under the Contract within seven complete years prior to the date of withdrawal. This charge permits Great American Reserve to recover a portion of the sales expenses that it has incurred. (See "Withdrawal Charge" on page __.)

        Administrative  Fee.    Great  American  Reserve  will deduct a daily
   administrative fee equal to an annual rate of 0.15% of the average daily net assets of each Subaccount. This charge is made to reimburse Great American Reserve for expenses related to administration of the Contracts. (See "Administrative Fee" on page __.)

        Mortality  and  Expense  Risk  Charge.    Great American Reserve will
   deduct a daily mortality and expense risk charge equal to an annual rate of 1.25% of the average daily net assets of each Subaccount. This charge is made to compensate Great American Reserve for the risk of guaranteeing not to increase the administrative fee regardless of actual administrative costs and for the mortality guarantees Great American Reserve makes under the Contract. (See "Mortality and Expense Risk Charge" on page __.)

        Tactical Allocation Fee. Upon receipt of a ruling from the Internal Revenue Service, Great American Reserve will deduct a tactical allocation fee equal to an annual rate of 1.75% of the average daily net assets of each Subaccount other than the Money Market II Subaccount (which Subaccount is only available if no Financial Advisor is performing services in relation to your Contract). This fee will be deducted on a daily basis and paid quarterly to the Financial Advisor who provides you with tactical allocation services. (See "Tactical Allocation Services" at page _____ and
    Federal Income Taxes; Tactical Allocation Fees  at page ___.)
        Subaccount  Administration  Fee.    Various Subaccount administration
   fees, with maximum annual rates ranging from 0.20% to 0.25% of a Subaccount's average daily net assets, also are payable by the Subaccounts (other than the Money Market II Subaccount, which does not pay this fee) to PADCO Service Company, Inc. (the "Servicer"), for expenses related to


                                                       I-9





   tactical allocation administrative services provided by the Servicer under the Contracts. (See "Subaccount Administration Fee" on page __.)

        Investment  Advisory  Fee.    Various  investment advisory fees, with
   maximum annual rates ranging from 0.25% to 0.90% of the average daily net assets of the Subaccounts, are payable by the Subaccounts to PADCO. The Subaccounts also bear certain of the expenses incurred in their operations. (See "Investment Advisory Fee and Other Expenses" on page __.)

        Premium  Taxes.   Premium taxes or similar assessments payable to any
   government entity may be deducted from purchase payments or from Contract Values when paid by Great American Reserve or at a later date. Currently, state premium taxes range from 0% to 3.5%. (See "Premium Taxes" on page __.)

   Tactical Allocation Services

        This Contract is sold only to Contract Owners who are provided tactical allocation or market-timing services by investment advisers registered, or excluded from registration, under the Investment Advisers Act of 1940, to whom the tactical allocation fees are paid. Tactical allocation services consist of making allocation and transfer decisions. You are responsible for selecting and supervising your Financial Advisor and must execute a power of attorney authorizing your Financial Advisor to provide tactical allocation services. In this regard, you may redeem your Contract in whole or in part, but only your Financial Advisor may contact PADCO with allocation and transfer decisions. PADCO or Great American Reserve must be provided with a copy of a written power of attorney from each Contract Owner for whom the Financial Advisor has been granted the power to direct the allocation and transfer of funds under the Contract. Neither Great American Reserve, PFS, nor PADCO selects, supervises, or recommends any Financial Advisor to you, nor does Great American Reserve, PFS or PADCO provide tactical allocation advice to you. Accordingly, neither Great American Reserve, PFS, nor PADCO is responsible for any advice provided by any Financial Advisor. There can be no assurance that any Financial Advisor will be able to predict market moves successfully.
   The Board of Managers of the Separate Account (the "Managers") has not reviewed the qualifications of any Financial Advisor and has not considered payments to Financial Advisors in connection with its review of investment advisory contracts for the Separate Account. (See "Tactical Allocation Services" at page __.)

        Upon notification to PADCO of the death, termination, or resignation of your Financial Advisor, your Separate Account Value will immediately be transferred into the Money Market II Subaccount. Great American Reserve will send you a notice not more than five business days after receipt of information from PADCO that no Financial Advisor is serving in relation to your Contract. (See "Tactical Allocation Fee" on page __ for a description of the applicable procedures when your Financial Advisor dies, resigns or has been terminated, and "Changing Financial Advisors" on page __.)

   Annuity Payments

                                                      I-10





        Monthly annuity payments will start on the Annuity Date. You may select the Annuity Date. You may also select an annuity payment option. You may change your selections later. (See "Change of Annuity Date or Annuity Option" on page __.)

        If the net Contract Value at the Annuity Date is less than $10,000 ($3,500 for Qualified Contracts), Great American Reserve reserves the right to pay the Contract Value in a lump sum in lieu of annuity payments. For further information regarding the tax consequences of a lump sum payment, see "Taxation of Distributions" on page __. If any annuity payment would be less than $50, Great American Reserve may change the frequency of payments to intervals that will result in payments of at least $50. (See "Minimum Annuity Payments" on page __.)

   Account Transfers

        All or part of your Contract Value may be transferred among the Subaccounts (except the Money Market II Subaccount) at any time and without charge prior to the Annuity Date. Transfers to the Money Market II Subaccount are made only upon notification to PADCO of the death, resignation, or termination of your Financial Advisor. Transfers out of the Money Market II Subaccount are subject to certain limitations. Transfers to and from the Fixed Account are also permitted, but are subject to certain limitations. (See "Account Transfers" on page ___.)

   Payment on Death

        If the Contract Owner dies prior to the Annuity Date and (i) the age of the Contract Owner at death is less than 76, Great American Reserve will pay the greater of purchase payments (less withdrawals) or Contract Value, or (ii) the age of the Contract Owner at death is 76 or greater, Great American Reserve will pay the Contract Value less any applicable withdrawal charges. (See "Payment on Death" on page __.)

   Withdrawals

        You may withdraw all or part of your accumulated Contract Value prior to the Annuity Date. The amount withdrawn must be at least $500. If your Contract is to continue in force, the remaining Contract Value must be at least $10,000. A withdrawal charge may be imposed. (See "Withdrawals" on page __.) Withdrawals may be subject to a 10% penalty tax under the Code (See "Taxation of Distributions" on page __).

   Ten-Day Review Period

        Within 10 days of your receipt of an issued Contract you may return it to Great American Reserve for cancellation. This period may be longer in certain states. (See "Ten Day Right to Review" on page __.)

   Special Risks



                                                      I-11





        The strategies employed by a Contract Owner's Financial Advisor may result in considerable assets moving in and out of each Subaccount (except the Money Market II Subaccount). Consequently, PADCO expects that each Subaccount will generally experience significant portfolio turnover, which will likely result in higher expenses, transaction costs, and additional costs and may also adversely affect the ability of the Subaccount to meet its investment objective. Each Subaccount's investments will be managed without regard to portfolio turnover rates. The Subaccounts (other than the Money Market Subaccounts) also may engage in certain aggressive investment techniques, which may include engaging in short sales and transactions in futures contracts and options on securities, stock indexes, and futures contracts.

        Although   liquidity  risks  are  often  inherent  in  market  timing
   a r rangements, the Subaccounts have procedures designed to maximize liquidity of the Subaccounts. In particular, the Subaccounts use of futures contracts and options on securities, stock indexes and futures contracts offer a highly liquid, cost-effective method of investing in securities and are an effective means by which to accommodate the massive switching and high portfolio turnover rates that may result from tactical allocation and market timing investment strategies. A discussion of the special risks associated with the investment in the Subaccounts is provided under "Special Risk Considerations" under "Investments of the Subaccounts" in Part I and in Part II of this Prospectus. For further information concerning the investment policies and strategies of the Subaccounts, see "Investments of the Subaccounts" in Part I and "Investment Objectives and Policies" and "Investment Techniques and Other Policies" in Part II of this Prospectus and "Investment Policies and Techniques of the Subaccounts" in the Statement of Additional Information.

        As of the date of this Prospectus, Great American Reserve has pending a request for a letter ruling from the Internal Revenue Service that tactical allocation fee payments to Financial Advisors need not be treated as distributions to Contract Owners subject to tax. There is no assurance that such a ruling will be issued. Unless and until a letter ruling is obtained, Great American Reserve would be required to treat these payments as taxable distributions, which amounts may be subject to adverse tax consequences, including a 10% penalty tax on the taxable portion withdrawn if you are under 59 1/2 years old. In addition, even if such a ruling is issued, it is likely that you will have a taxable distribution if your Financial Advisor credits back to you or anyone else any portion of the tactical allocation fee. Contract Owners should consult a competent tax advisor as to the tax treatment of tactical allocation fees. The deduction of tactical allocation fees, as a percentage of average daily net assets in each Subaccount, will not be implemented unless and until a favorable letter ruling is obtained from the Internal Revenue Service. However, pending receipt of a favorable letter ruling from the Internal Revenue Service, Contract Owners (other than owners of annuities held under retirement plans qualified under Section 401 or owners of Section 403(b) tax sheltered annuities) may authorize Great American Reserve to withdraw amounts from his or her Contract Value for the purpose of remitting the tactical allocation fee (1.75%) to his or her Financial Advisor.

                                                      I-12






                     GREAT AMERICAN RESERVE INSURANCE COMPANY

        Great American Reserve, originally organized in 1937, is principally engaged in the life insurance business in 47 states and the District of Columbia. Great American Reserve is a stock company organized under the laws of the State of Texas and a wholly-owned subsidiary of Conseco, Inc. ("Conseco"). The operations of Great American Reserve are handled by Conseco. Conseco is a publicly-owned financial services holding company, the principal operations of which are the development, marketing and administration of specialized annuity and life insurance products. Conseco is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

        All inquiries regarding the Separate Account, the Contracts, or any r e l a t e d matter should be directed to Great American Reserve's Administrative Office at the address and telephone number shown on the cover page of this Prospectus. The financial statements of Great American Reserve included in the Statement of Additional Information should be considered only as bearing upon the ability of Great American Reserve to meet the obligations under the Contracts. Furthermore, neither the assets of Conseco nor those of any company in the Conseco group of companies other than Great American Reserve support these obligations. As of December 31, 1995, Great American Reserve had total assets of $2.8 billion and total shareholder's equity of $442.6 million.

                               THE SEPARATE ACCOUNT

        Great American Reserve established the Separate Account on April 15, 1996, as a separate account under Texas law. The Separate Account is registered with the Securities and Exchange Commission (the "SEC") as a d i versified open-end management investment company pursuant to the provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of "separate account" set forth in the 1940 Act. The Separate Account's registration under the 1940 Act does not involve any supervision by the SEC of the investment practices or policies of any of the Subaccounts of the Separate Account. The Managers are responsible for the general supervision of the Separate Account's business. While the assets of the Subaccounts are Great American Reserve's property, the Subaccounts, as segregated investment accounts of the Separate Account, are not chargeable with liabilities arising out of any other business that Great American Reserve may conduct. Obligations of the Subaccounts, however, are obligations of Great American Reserve. Income, gains, or losses, whether or not realized, from assets allocated to each of the Subaccounts, in accordance with the Contracts, are credited to or charged against that Subaccount without regard to other income, gains, or losses of Great American Reserve or any other Subaccount. Great American Reserve does not guarantee the investment performance of any Subaccount. The Separate Account has eight separate Subaccounts. Each Subaccount has its own distinct investment objective. There is, of course, no assurance that any Subaccount will achieve its investment objective. A discussion of each Subaccount s investment objective and policies is provided below under "Investment Objectives and Policies of the Subaccounts" and "Investment

                                                      I-13





   Techniques and Other Investment Policies." The Contract Value prior to the Annuity Date will vary with the performance of the Subaccounts your Financial Advisor selects.


















































                                                      I-14





                          INVESTMENTS OF THE SUBACCOUNTS

   Eligible Investments

        Each  Subaccount  is  a separate investment portfolio of the Separate
   Account.   Purchase payments allocated to a Subaccount will be added to the assets of that Subaccount at Accumulation Unit Value (without any fee or charge) and will be invested as determined by PADCO.

        All of your purchase payments allocable to the Separate Account will first be allocated to the Money Market Subaccounts. No transfers will be allowed for the first 14 days following the Contract Date. After this 14-day period, transfers may only be made by your Financial Advisor. All or part of your Contract Value may be transferred from one Subaccount to another (except the Money Market II Subaccount) at any time and without charge after the first 14 days following the Contract Date. (See "Account Transfers" at page ___.)

        A summary of the investment objectives of each Subaccount follows. More detailed information, including risks of investing in and deductions from and expenses paid out of the assets of the Separate Account and of the Subaccounts, may be found in Part II of this Prospectus. Part II of this Prospectus should be read in full for a complete evaluation of the Contract and related investment risks.

   Investment Objectives

        Each Subaccount has its own distinct investment objective. There is, of course, no guarantee that any Subaccount will achieve its investment objective. The investment objectives of the Subaccounts and certain investment restrictions are fundamental policies and may not be changed without the affirmative vote of the majority of the Contract Owners of that Subaccount. The investment objectives of the Subaccounts are as follows:

        The  Nova Subaccount.   The Nova Subaccount s investment objective is
   to provide investment returns that correspond to a specified percentage of the performance of a benchmark for common stock securities selected from time to time by the Managers. The Nova Subaccount's current benchmark is the Standard & Poor s 500 Composite Stock Price Index (the "S&P500 Index"), and the Nova Subaccount currently expects to provide investment returns that correspond to 125% of the performance of the S&P500 Index. In attempting to achieve its objective, the Nova Subaccount expects that a substantial portion of its assets usually will be devoted to investment techniques including certain transactions in stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes. In contrast to returns on a mutual fund that seeks to approximate the return of the S&P500 Index, the Nova Subaccount should increase gains to Contract Owners during periods when the prices of the securities in the S&P500 Index are rising and increase losses to Contract Owners during periods when such prices are declining. Contract Owners in the Nova Subaccount could experience substantial losses during sustained periods of falling equity prices. The S&P500 Index is an unmanaged index

                                                      I-15





   of common stocks comprised of 500 industrial, financial, utility, and transportation companies. "Standard & Poor's(R)," "S&P(R)," "S&P500(R)," "Standard & Poor's 500(R)," and "500" are trademarks of McGraw-Hill, Inc. The Nova Subaccount is not sponsored, endorsed, sold, or promoted by Standard & Poor's Corporation and Standard & Poor's Corporation makes no representation regarding the advisability of investing in the Nova Subaccount through the Contract or otherwise.

        The  Ursa Subaccount.   The Ursa Subaccount s investment objective is
   to provide investment results that will inversely correlate to the performance of a benchmark for common stock securities selected from time to time by the Managers. The Ursa Subaccount's current benchmark is the S&P500 Index. The Ursa Subaccount seeks to achieve this inverse correlation result on each trading day. While a close correlation can be a c hieved on any single trading day, the combined effects of the reinvestment of the receipt of investment income and of the compounding of successive changes in Accumulation Unit Value can cause the percentage increase or decrease in the Accumulation Unit Value of the Ursa Subaccount to diverge significantly from the current inverse percentage decrease or increase in the S&P500 Index. If the Ursa Fund achieved a perfect inverse correlation for any single trading day, the Accumulation Unit Value of the Ursa Subaccount would increase for that day in direct proportion to any decrease in the level of the S&P500 Index. Conversely, the Accumulation Unit Value of the Ursa Subaccount would decrease for that day in direct proportion to any increase in the level of the S&P500 Index for that day. In seeking to achieve its objective, the Ursa Subaccount primarily engages in short sales and certain transactions in stock index futures contracts, options on stock index futures contracts, and option on securities and s t o c k indexes. The Ursa Subaccount involves special risks not traditionally associated with annuity contracts. Contract Owners in the Ursa Subaccount may experience substantial losses during sustained periods of rising equity prices. The Ursa Subaccount is not sponsored, endorsed, sold, or promoted by Standard & Poor's Corporation and Standard & Poor's Corporation makes no representation regarding the advisability of investing in the Ursa Subaccount through the Contract or otherwise.

        The OTC Subaccount. The investment objective of the OTC Subaccount (the "OTC Subaccount") is to attempt to provide investment results that c o rrespond to the performance of a benchmark for over-the-counter
   securities   selected  from  time  to  time  by  the  Managers.    The  OTC
   Subaccount s current benchmark is the NASDAQ 100 Index . The OTC Subaccount does not aim to hold all of the 100 securities included on the N A S DAQ 100 Index. Instead, the OTC Subaccount intends to hold representative securities included in the NASDAQ 100 Index or other instruments which are expected to provide returns that correspond to those of the NASDAQ 100 Index. The OTC Subaccount may engage in transactions on stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes. The NASDAQ 100 Index is a capitalization-weighted index composed of 100 of the largest non-financial securities listed on the National Association of Securities Dealers Automated Quotations ("NASDAQ") Stock Market. "NASDAQ(SM)," "NASDAQ 100(R)," and "NASD(R)" are servicemarks and trademarks of the National

                                                      I-16





   Association of Securities Dealers, Inc. ("NASD"). The OTC Subaccount is not sponsored, endorsed, sold, or promoted by the NASD and the NASD makes no representation regarding the advisability of investing in the OTC Subaccount through the Contract or otherwise.

        The  Precious  Metals  Subaccount.    The investment objective of the
   Precious Metals Subaccount (the "Metals Subaccount") is to attempt to provide investment results that correspond to the performance of a benchmark primarily for metals-related securities selected from time to time by the Managers. The Precious Metals Subaccount s current benchmark is the Philadelphia Stock Exchange Gold/Silver Index (the "XAU Index"). To achieve its objective, the Precious Metals Subaccount invests in securities included in the XAU Index. In addition, the Precious Metals Subaccount may invest in other securities that are expected to perform in a manner that will permit the Precious Metals Subaccount s performance to track closely the XAU Index. The Precious Metals Subaccount may invest in securities of foreign issuers. These securities present certain risks not present in domestic investments and expose the investor to general market conditions which differ significantly from those in the United States. The XAU Index is a capitalization-weighted index featuring nine widely-held securities in the gold and silver mining and production industry or companies investing in such mining and production companies. "Philadelphia Stock Exchange(R)" and "PHLX(R)" are trademarks of the Philadelphia Stock Exchange. The Precious Metals Subaccount is not sponsored, endorsed, sold, or promoted by the Philadelphia Stock Exchange and the Philadelphia Stock Exchange makes no representation regarding the advisability of investing in the Precious Metals Subaccount through the Contract or otherwise.

        The U.S. Government Bond Subaccount. The investment objective of the U.S. Government Bond Subaccount (the "Bond Subaccount") is to provide investment results that correspond to the performance of a benchmark for U.S. Government securities selected from time to time by the Managers. The Bond Subaccount s current benchmark is 120% of the price movement of the Current Long Treasury Bond (the "Long Bond"), without consideration of interest paid. In attempting to achieve its objective, the Bond Subaccount invests primarily in obligations of the U.S. Treasury or obligations either issued or guaranteed, as to principal and interest, by agencies or instrumentalities of the U.S. Government ("U.S. Government Securities").
   The Bond Subaccount may engage in transactions in futures contracts and options on futures contracts on U.S. Treasury bonds. The Bond Subaccount also may invest in U.S. Treasury zero coupon bonds.

        The  Juno Subaccount.   The Juno Subaccount s investment objective is
   to provide total return before expenses and costs that inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contracts on a specified debt instrument selected from time to time by the Managers. The Long Bond is the Juno Subaccount s current benchmark. In seeking its objective, the Juno Subaccount will employ certain investment techniques including engaging in short sales and transactions in futures contracts and options thereon. If the Juno Subaccount is successful in meeting its objective, its total return before expenses and costs will increase proportionally to any decreases in the price of the

                                                      I-17





   Long Bond. Conversely, its total return before expenses and cost will decrease proportionally to any increases in the price of the Long Bond. Contract Owners with Contract Value allocated to the Juno Subaccount may e x p e rience substantial losses during periods of falling interest rates/rising bond prices.

        The  Money  Market Subaccounts.   The investment objective of each of
   the Money Market Subaccounts is to seek current income consistent with stability of capital and liquidity. To achieve its objective, each Money Market Subaccount invests primarily in money market instruments which are issued or guaranteed, as to principal and interest, by the U.S. Government, its agencies or instrumentalities, as well as in repurchase agreements collateralized fully by U.S. Government Securities, and in bank money market instruments and commercial paper.

   Special Risk Considerations

        The assets of the Subaccounts will be derived from Contract Owners who use the Subaccounts as part of a tactical allocation or market-timing investment strategy pursuant to advice received from professional money managers. In that circumstance, Subaccount values may be transferred frequently to take advantage of anticipated changes in market conditions. The strategies employed by a Contract Owner's Financial Advisor may result in considerable assets moving in and out of the Subaccounts (except the Money Market II Subaccount). Consequently, PADCO expects that the Subaccounts will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs and may also adversely affect the ability of the Subaccount to meet its investment objective. For further information concerning the portfolio turnover of the Subaccounts, see "Special Risk Considerations" in Part II of this Prospectus, and "Investment Policies and Techniques of the Subaccounts" in the Statement of Additional Information.

        While PADCO does not expect that the returns over a year will deviate adversely from the Subaccounts' respective current benchmarks by more than ten percent, certain factors may affect the ability to achieve this correlation. See "Investment Objectives and Policies" and "Special Risk Considerations" in Part II of this Prospectus for a discussion of these factors.

        The Subaccounts (other than the Money Market Subaccounts) may engage in certain aggressive investment techniques, which may include engaging in s h ort sales and transactions in futures contracts and options on securities, stock indexes, and futures contracts. As discussed more fully under "Investment Objectives and Policies," "Special Risk Considerations," and "Investment Techniques and Other Investment Policies" in Part II of this Prospectus, these techniques are specialized and involve risks that are not traditionally associated with similar contracts.

   Addition or Deletion of Subaccounts



                                                      I-18





        Great American Reserve may, at its discretion, no longer make available any of the Subaccounts shown on the Contract Schedule. Great American Reserve may also offer additional new Subaccounts.


                           TACTICAL ALLOCATION SERVICES

        This Contract is designed for use with tactical allocation or market-timing investment services provided by a Financial Advisor. Each Financial Advisor represents that it is registered, or otherwise excluded from registration, as an investment adviser under the Investment Advisers Act of 1940, as amended, and is not subject to any federal or state regulatory agency action that would prevent it from providing tactical allocation services. You should carefully consider: (a) the nature and quality of the tactical allocation services or any other services proposed to be rendered by your Financial Advisor or a prospective Financial Advisor; (b) the business relationships of your Financial Advisor or affiliates of that Financial Advisor with any entity that may be authorized to offer Contracts or services on Great American Reserve's behalf or on behalf of any of its affiliates or of PADCO or its affiliates; and (c) the effects on your Contract at any time your Financial Advisor dies, resigns, or is terminated.

        PADCO will transfer your Separate Account Value into the Money Market II Subaccount when PADCO receives notice of the death of your Financial Advisor, when PADCO receives notice from you or your Financial Advisor terminating the relationship, or when PADCO receives notice from either a court of competent jurisdiction or an applicable regulatory authority terminating such relationship. Great American Reserve will send you a notice not more than five business days after receipt of information from PADCO that no Financial Advisor is serving in relation to your Contract. This notice will include a reminder that you will be required to notify PADCO of the name of your new Financial Advisor and that until you designate a new Financial Advisor, you may (i) keep your Separate Account Value in the Money Market II Subaccount until you appoint a new Financial Advisor, (ii) transfer all or part of your Separate Account Value to the F i x e d Account and become subject to the Fixed Account transfer restrictions, or (iii) surrender your Contract, subject to applicable withdrawal charges and tax penalties.


        Once the necessary regulatory approval has been obtained from the Internal Revenue Service to permit the deduction of the tactical allocation fee from your Contract, Great American Reserve's only responsibility with respect to tactical allocation services will be to collect and remit this fee to the Financial Advisor through PFS. See "Charges and Deductions; Tactical Allocation Fee" on page __. Neither Great American Reserve, PFS, nor PADCO bears responsibility for, or liability in relation to, the activities of any Financial Advisor. The payment of the tactical allocation fee does not imply an endorsement of any particular Financial Advisor by Great American Reserve, PFS, or PADCO. Great American Reserve will not knowingly pay a fee to a Financial Advisor that is an affiliate of


                                                      I-19





   Great American Reserve or an affiliate of PADCO unless and until Great American Reserve obtains any necessary approvals from the SEC and any other applicable regulatory authorities.






                              CHARGES AND DEDUCTIONS

   Withdrawal Charge

        The withdrawal charge, when applicable, permits Great American Reserve to recover a portion of its expenses relating to the sale of the Contract. Great American Reserve may assess a withdrawal charge against the purchase payments when the payments are withdrawn. Subject to certain state variations, the withdrawal charge will be a specified percentage of the sum of the purchase payments paid within seven years prior to the date of withdrawal, adjusted for any prior withdrawals. There is no charge on withdrawals of (a) purchase payments that have been in the Contract more than seven complete Contract years or (b) free withdrawal amounts described below. The length of time from receipt of a purchase payment to the time of withdrawal determines the withdrawal charge. For the purpose of calculating the withdrawal charge, withdrawals will be deemed made first from purchase payments on a first-in, first-out basis and then from any gain.

        No withdrawal charge is applicable in the event of the death of the Contract Owner (if the age of the Contract Owner at death is less than 76) or if payments are made under an annuity option provided for under the Contract that begins at least five years after the effective date of the Contract and is paid under any life annuity option, or any option with payments for a minimum of five years. The withdrawal charge equals:

                                            Complete Years
              Withdrawal Charge       Since Receipt of Payment
                      7%                            0
                      7%                            1
                      6%                            2
                      5%                            3
                      4%                            4
                      3%                            5
                      2%                            6
                      0%                            7 and thereafter


        In addition, in certain states the following circumstances further limit or reduce withdrawal charges: for issue ages up to 56, there is no


                                                      I-20





   withdrawal charge made after you attain age 67 and later; for issue ages 57 and later, any otherwise applicable withdrawal charge will be multiplied by a factor ranging from 0.9 to 0 for Contract years one through 10.

        A Contract Owner may make one free withdrawal per contract year from Contract Value of an amount up to 10% of the Contract Value (as determined on the date of receipt of the withdrawal request). Additional withdrawals in excess of that amount in any Contract year during the period when any withdrawal charge is applicable will be subject to the appropriate charge as set forth above.

        Withdrawals which are authorized by you to remit the tactical allocation fee to your Financial Advisor are treated as free withdrawals, and are not counted toward the 10% limit, however, there may be certain adverse tax consequences. (See "Federal Income Taxes--Tactical Allocation Fees" on page __.) In addition, with respect to any Contract which is owned  by  a  "charitable  remainder  unitrust"  or a "charitable remainder
   a n nuity trust" within the meaning of Section 664(d) of the Code ("Charitable Remainder Trust"), Great American Reserve may, in its discretion, permit an additional free withdrawal necessary to fund required distributions by the Charitable Remainder Trust in any contract year. In order for a Charitable Remainder Trust to qualify for such an increase, the trustee or trustees of the Charitable Remainder Trust will be required to certify: (i) that such trust is a bona fide "charitable remainder unitrust" or a "charitable remainder annuity trust" within the meaning of
   Section 664 of the Code, and that all amounts proposed to be withdrawn will be used to make distributions required under Section 664 of the Code for the year in which such amounts are withdrawn or for a prior year; (ii) that the required distribution exceeds the one free withdrawal of 10% of the Contract Value which is permitted without a withdrawal charge; and
   (iii) that the funds necessary to make the required distribution could not otherwise be made available without hardship to the trust or its beneficiaries. (See "Withdrawals" on page __.)

        Great American Reserve also reserves the right to reduce the withdrawal charge under certain circumstances when sales of Contracts are made to a trustee, employer, or similar party pursuant to a retirement plan or similar arrangement for sales of Contracts to a group of individuals if the program results in a savings of sales expenses. The amount of reduction will depend on such factors as the size of the group, the total amount of purchase payments, and other factors that might tend to reduce expenses incurred in connection with such sales. This reduction will not be unfairly discriminatory to any Contract Owner. For issue ages 76 or younger, no charge will be imposed on any payment made due to death of the Contract Owner. (See "Payment on Death" on page __.)

        Great American Reserve's sales expenses relating to the Contracts initially will be provided for out of its surplus. Withdrawal charges imposed on withdrawals from Contracts are expected to recover only a portion of the sales expenses relating to the Contract. Sales expenses not recovered through the withdrawal charge will be recovered from Great American Reserve's surplus.

                                                      I-21





   Mortality and Expense Risk Charge

        Great American Reserve assumes a mortality risk by virtue of annuity rates in the Contract that cannot be changed. Great American Reserve guarantees a minimum payment on the death of the Contract Owner prior to the Annuity Date. (See "Payment on Death" on page __.)

        The expense risk Great American Reserve incurs is the risk that the administrative fee, which is guaranteed not to increase over the life of the Contract, will be insufficient to cover Great American Reserve's actual expenses.

        The mortality and expense risk charge, which is computed and deducted on a daily basis from each Subaccount, is equal to an annual rate of 1.25% of the daily net assets of each Subaccount. If that amount is insufficient to cover the actual cost of the mortality and expense risks, Great American Reserve bears the loss. Conversely, if the amount proves more than sufficient, the excess will be part of Great American Reserve's surplus and can be used for any purpose including payment of sales expenses not recovered through the withdrawal charge.

   Tactical Allocation Fee

        This Contract is sold only to Contract Owners who are provided tactical allocation or market-timing investment services by Financial Advisors to whom a tactical allocation fee is paid equal to an annual rate of 1.75% of the daily net assets of each Subaccount (except the Money Market II Subaccount, which Subaccount is only available if no Financial Advisor is performing services in relation to your Contract). Upon receipt of a favorable ruling from the Internal Revenue Service, Great American will deduct this fee daily and remit quarterly to your Financial Advisor. If you decide to change your Financial Advisor, you may select a new Financial Advisor by executing a new power of attorney or select one of the options discussed below. After PADCO receives notification from you, your Financial Advisor, or a court of competent jurisdiction or an applicable regulatory authority of the death, resignation, or termination of your Financial Advisor, it will (unless it concurrently receives the name of your new Financial Advisor), transfer all of your Separate Account Value into the Money Market II Subaccount where you will not be charged the tactical allocation fee. Until you designate a new Financial Advisor, you may (i) keep your Separate Account Value in the Money Market II Subaccount,
   (ii)  transfer  all  or  part  of  your Separate Account Value to the Fixed
   Account and become subject to Fixed Account transfer restrictions (a maximum of 20% of the Fixed Account Value may be transferred once in any six-month period), or (iii) surrender your Contract, subject to applicable withdrawal charges and tax penalties. PADCO maintains a list of Financial Advisors, but does not recommend any particular Financial Advisor. (See "Tactical Allocation Fee" in the "Federal Income Taxes" Section at page I- __).

   Administrative Fee


                                                      I-22





        Great American Reserve deducts an administrative fee from each Subaccount to reimburse Great American Reserve for administrative expenses. This charge is equal to an annual rate of 0.15% of the daily net assets of each Subaccount. The fee reimburses Great American Reserve for, among other expenses, preparation of the Contracts, confirmations, annual reports and statements, maintenance of Contract Owner records and other Contract Owner servicing. This administrative fee will not be deducted from the Fixed Account.

   Investment Advisory Fee and Other Expenses

        Each Subaccount pays investment advisory fees to PADCO. Pursuant to an investment advisory agreement between the Separate Account and PADCO, the Subaccounts pay PADCO fees at an annual rate applied to the daily net assets of each Subaccount. The Separate Account and the Subaccounts also bear certain expenses incurred in their operations. Information on the investment advisory fees and other expenses payable by the Separate Account is set forth under "Management of the Separate Account" in Part II of this Prospectus and "Board of Managers of the Separate Account" in the Statement of Additional Information.

   Subaccount Administration Fee

        The Subaccounts (other than the Money Market II Subaccount) also pay Subaccount administration fees to the Servicer. Pursuant to a subaccount administration agreement between the Separate Account and the Servicer, the Subaccounts pay Subaccount administration fees at an annual rate applied to the daily net assets of each Subaccount. The Servicer provides the Subaccounts with tactical allocation administrative services, including, among others, communications with Financial Advisors (including receipt of and acting upon transfer requests), tactical allocation bookkeeping, determination of Accumulation Unit Values, and Subaccount accounting services. Information on the Subaccount administration fee payable by the Subaccounts is set forth under "Management of the Separate Account" in Part II of this Prospectus and "Board of Managers of the Separate Account" in the Statement of Additional Information. The Money Market II Subaccount does not pay any Subaccount administration fees.

   Payments of Certain Charges and Deductions

        The mortality and expense risk charge, the administrative fee, the investment advisory fees, the tactical allocation fee, and the Subaccount administration fee will be computed for each day prior to the Annuity Date the Contract is in force. The withdrawal charge will be deducted, when applicable, from the Fixed Account and/or from each Subaccount from which amounts are withdrawn.

   Premium Taxes

        Some states and municipalities impose a premium tax on annuity purchase payments received by insurance companies. These taxes may be deducted by Great American Reserve when paid by Great American Reserve or

                                                      I-23





   at  a  later  date.    It is currently Great American Reserve's practice to
   deduct premium taxes at the time annuity payments begin or when amounts are withdrawn. State premium taxes currently range from 0% to 3.5%.

        Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, your state of residence, Great American Reserve's status within your state, and the premium tax laws of your state.


                           DESCRIPTION OF THE CONTRACT

   Purchase Payments

        The  minimum initial purchase payment for a Contract is $25,000.  The
   minimum  subsequent  purchase  payment  is  $1,000.    Subsequent  purchase
   payments may be paid at any time to the Administrative Office. The maximum deposit without prior approval from Great American Reserve is $500,000.

        Application for a Contract or acceptance of the first purchase payment is subject to Great American Reserve's underwriting rules for such transactions. Great American Reserve reserves the right to reject any application. A properly-completed application that is accompanied by the initial purchase payment and all information necessary for the processing of the application will be accepted within two business days of Great American Reserve's receipt of the properly- completed application (i.e., information sufficient to permit Great American Reserve to determine to issue a Contract). Great American Reserve may retain an initial purchase payment for up to five business days while attempting to obtain information sufficient to issue the Contract. If an application is not completed properly and cannot be processed and necessary information obtained within five business days, Great American Reserve will inform you of the reasons for the delay and offer to return your purchase payment unless you consent to Great American Reserve retaining the initial purchase payment until we have received the information we require.

   Changing Financial Advisors

        You may change your Financial Advisor. However, prior to a change taking effect the new Financial Advisor must satisfy Great American Reserve and PADCO's requirements as set forth in the Contract application and you must execute a new power of attorney authorizing a Financial Advisor to provide tactical allocation services with respect to your Contract. Great American Reserve will notify you upon receipt of notification from PADCO that PADCO has received notice terminating the relationship, or if PADCO receives notice from either a court of competent jurisdiction or the applicable regulatory authority terminating such relationship. (See "Tactical Allocation Fee" on page _____.)





                                                      I-24





   Accumulation Provisions

        Accumulation Units

        Purchase payments may be allocated to the Fixed Account or the Separate Account. Initial purchase payments allocated to the Separate Account will first be deposited in the Money Market I Subaccount. During the first 14 days following the Contract Date, no transfers are allowed. (See discussion under "Eligible Investments" on page __.) After this 14-day period, the Separate Account Value may be transferred to the Subaccounts selected pursuant to instructions from the Financial Advisor. Upon allocation, purchase payments are converted into Accumulation Units for that Subaccount. The number of Accumulation Units is determined by dividing the amount allocated to the Subaccount by the dollar value of an Accumulation Unit for that Subaccount for the Valuation Period in which the purchase payment is received at Great American Reserve's Administrative Office or, in the case of the initial purchase payment in accordance with the procedures described above under "Purchase Payments." The number of Accumulation Units will not change as a result of investment experience.

        Value of an Accumulation Unit

        F o r each Subaccount, the value of an Accumulation Unit was arbitrarily set at $10 when the Subaccount was established. The value of an Accumulation Unit may increase or decrease from one Valuation Period to the next. The value for any Valuation Period is determined by dividing the current market value of total Subaccount assets, less liabilities, by the total number of units of that Subaccount outstanding.

        Valuation Periods

        A Valuation Period is the interval from one valuation day of any Subaccount to the next valuation day, measured from the time each day the Subaccount is valued.

   The Fixed Account

        In addition to providing for the allocation of purchase payments to the Separate Account, the Contract also provides for allocation of purchase payments and transfer of Contract Values to the Fixed Account, which accumulate at a guaranteed interest rate and become part of Great American Reserve's General Account. Fixed Annuity Cash Values increase based on interest rates that may change from time to time. Great American Reserve guarantees that it will credit daily interest of at least 3% on an annual basis, compounded annually. Purchase payments and transfers to the Fixed Account become part of the general account of Great American Reserve. The gains achieved or losses suffered by the Subaccounts have no effect on the Fixed Account. The mortality and expense risk charge, administrative fee, investment advisory fees, tactical allocation fee, and the Subaccount administration fee, discussed above are not deducted from the Fixed Account. The interests of Contract Owners arising from the allocation of purchase payments or the transfer of Contract Values to the Fixed Account

                                                      I-25





   are not registered under the Securities Act of 1933. Great American Reserve's general account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, the Fixed Account values are not subject to the provisions that would apply if registration under those acts were required.

        Great American Reserve has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus that relate to the Fixed Account. Disclosures regarding the Fixed Account and Great American Reserve's general account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.


   Payment on Death

        If a Contract Owner, or any Joint Contract Owner, dies prior to the Annuity Date, Great American Reserve will pay to the Beneficiary, upon receipt of due proof of death, the death benefit representing the Contract Owner's interest in the Contract. Upon the death of any Joint Contract Owner, the surviving Joint Contract Owner, if any, will be treated as the Beneficiary. The death benefit is the greater of the Contract Value or the Purchase Payments less any applicable withdrawals on the date due proof of death (as specified in your Contract) is received at Great American Reserve's Administrative Office (minus any applicable withdrawal charge if the age of the Contract Owner at death is 76 or greater). Upon Great American Reserve's receipt of notification of a Contract Owner's death, the Separate Account Value under the Contract will be transferred to the Money Market II Subaccount. (See "Tactical Allocation Services" on page _____.) Payment will be in a lump sum unless an annuity option is chosen. A Beneficiary other than the surviving spouse of the deceased Contract Owner may choose only an annuity option providing for full payout within five years of death, or for the life or within the life expectancy of the Beneficiary. The life or life expectancy option generally must be chosen within one year of the Contract Owner's death. If the surviving spouse of a deceased Contract Owner is the beneficiary, he or she may choose to continue the Contract in force after the Contract Owner's death. If so, the surviving spouse must execute a new power of attorney in order to appoint a Financial Advisor to provide tactical allocation services. (For information regarding the tax consequences of a lump sum annuity payment, see "Taxation of Distributions" on page __.)


        If the Contract Owner, or any Joint Contract Owner, who is not the Annuitant, dies after the Annuity Date, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at such Contract Owner's or Joint Contract Owner's death. Upon the death of any Contract Owner during the Annuity Period, the Beneficiary becomes the Contract Owner. Upon the death of any Joint Contract Owner during the Annuity Period, the surviving Joint Contract Owner, if any, will be treated as the Primary Beneficiary. Any


                                                      I-26





   other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary.

        If the Contract Owner is not the Annuitant and the Annuitant dies prior to the Annuity Date, the Contract will continue in force on the same terms and the Contract Owner shall thereafter be the Annuitant, unless another person is designated by the Contract Owner to Great American Reserve's Administrative Office within 30 days. If the Contract Owner is not an individual, this paragraph shall not apply and the first paragraph of this section shall apply as if the Annuitant were the Contract Owner.

        If the Annuitant dies after the Annuity Date, any guaranteed amounts remaining unpaid will continue to be paid pursuant to the annuity option in force at the date of death, unless the Beneficiary chooses to receive the present value of the remaining guaranteed payments in a lump sum. (See "Annuity Provisions" on page __.)

   Beneficiary

        The Beneficiary and any Contingent Beneficiary are named in the application. Unless the Beneficiary has been irrevocably designated, the Beneficiary may be changed upon written request to Great American Reserve's Administrative Office. If acceptable to Great American Reserve, a change of Beneficiary will take effect as of the date signed, unless Great American Reserve has already acted in reliance on the prior status. The estate or heirs of a Beneficiary who dies before the annuity payment is due have no rights under the Contract. If no Beneficiary survives when the annuity payment is due, payment will be made to the Contract Owner's estate.

   Ownership

        The Contract Owner is the person entitled to all rights under the Contract. The Annuitant is the Contract Owner unless otherwise designated in the application or by endorsement. No contingent owner may be named. Ownership of the Contract may be transferred to a new Contract Owner. A transfer of ownership must be in writing and a new power of attorney to appoint a Financial Advisor must be executed. These documents must be received by Great American Reserve's Administrative Office before the transfer of ownership becomes effective. Such a transfer of ownership does not affect a designation of Beneficiary. Contracts may not be assigned, pledged, or transferred, unless permitted by law. A collateral assignment does not change contract ownership. The rights of a collateral assignee have priority over the rights of a Beneficiary. Any assignment may have adverse tax consequences. You should consult a competent tax adviser before making any such designations, transfers, or assignments.







                                                      I-27





   Account Transfers

        Before the Annuity Date, Separate Account Value may be transferred from one Subaccount (except the Money Market II Subaccount) to another Subaccount (except the Money Market II Subaccount) and/or to the Fixed Account. The Contract allows an unlimited number of Subaccount transfers so long as a Financial Advisor is performing services under the Contract. Without the services of a Financial Advisor, your Separate Account Value will be automatically transferred into the Money Market II Subaccount, where you will not be charged a tactical allocation fee. Until you designate a new Financial Advisor, you may (i) keep your Separate Account Value in the Money Market II Subaccount, (ii) transfer all or part of your Separate Account Value to the Fixed Account and become subject to Fixed Account transfer restrictions (a maximum of 20% of the Fixed Account Value may be transferred once in any six-month period), or (iii) surrender your Contract, subject to applicable withdrawal charges and tax penalties. PADCO maintains a list of Financial Advisors, but does not recommend any particular Financial Advisor. (See "Tactical Allocation Fee" in the "Federal Income Taxes" Section at page I-__).

        Transfers may be made in writing or by telephone only from your Financial Advisor directed to PADCO. By authorizing PADCO to accept telephone transfer instructions, a Contract Owner agrees to accept and be bound by the conditions and procedures established by PADCO from time to time. PADCO has instituted reasonable procedures to confirm that any instructions communicated by telephone are genuine. All telephone calls will be recorded, and the caller will be asked to produce personalized data p r i o r to PADCO's initiating any transfer requests by telephone. Additionally, as with other transactions, you will receive a written confirmation of your transfer. If reasonable procedures are employed, neither Great American Reserve, PFS, nor PADCO will be liable for following telephone instructions which it reasonably believes to be genuine. Transfer requests must be made by your Financial Advisor acting pursuant to a power-of-attorney.

        Transfer requests received by PADCO before 2:30 P.M., Eastern Time, with respect to the Bond and Juno Subaccounts, before 3:15 P.M., Eastern Time, with respect to the Precious Metals Subaccount, before 3:30 P.M., Eastern Time, with respect to the Nova, Ursa, and OTC Subaccounts, and before 4:00 P.M., Eastern Time, with respect to the Money Market Subaccounts and the Fixed Account will be initiated at the close of business that day. For transfers involving different transaction cut-off times, the earlier of these times applies. Any request received later than these times will be initiated at the close of business on the next business day.

   Withdrawals

        Prior to the earlier of the Annuity Date or the death of the Annuitant, you may withdraw all or part of your Contract Value upon written request, less any charges. You may make one free withdrawal per Contract year from Contract Value of an amount up to 10% of the Contract Value (as

                                                      I-28





   determined on the date of receipt of the requested withdrawal). There is no charge on withdrawals of (a) purchase payments that have been in the Contract more than seven complete Contract years or (b) free withdrawal amounts described above. (See "Charges and Deductions; Withdrawal Charge" and "Charges and Deductions; Tactical Allocation Fee.") A Contract Owner's election to withdraw must be in writing. The election must be received by Great American Reserve prior to the Annuity Date. Under certain Qualified Plans, withdrawals by Contract Owners prior to age 59 may be restricted and the consent of your spouse may be required.

        On receipt of a Contract Owner's election, Great American Reserve will cancel the number of Accumulation Units necessary to equal the dollar amount of the withdrawal plus any applicable withdrawal charge. (See "Charges and Deductions" on page __.) When making a partial withdrawal, the Contract Owner must specify the Subaccounts from which the withdrawal is to be made. Any withdrawals to remit the tactical allocation fee to your Financial Advisor, if permitted, will be deducted from the Subaccount with the largest balance. Withdrawals and related charges will be based on values for the Valuation Period in which the election (and the Contract, if required) are received by written request at Great American Reserve's
   Administrative Office. Withdrawal elections received before 2:30 P.M., Eastern Time, will be initiated at the close of business that day. The amount requested from a Subaccount may not exceed the value of that Subaccount less any applicable withdrawal charge.

        A partial withdrawal must be at least $500, and the remaining Contract Value must be at least $10,000 ($3,500 for Qualified Contracts); otherwise Great American Reserve reserves the right to treat the partial withdrawal as a total withdrawal of the Contract Value. Payment of withdrawals may be deferred (see "Suspension of Payments" below and "Federal Income Taxes" on page __).

   Suspension of or Deferral of Payments

        Payment of withdrawals will normally be made within seven days of Great American Reserve's receipt of a written request for withdrawal. However, Great American Reserve reserves the right to suspend or defer any withdrawal payment or transfer of values if: (a) the NYSE, the Chicago Board of Trade (the "CBOT"), or the Chicago Mercantile Exchange (the "CME"), as appropriate, is closed (other than customary weekend and holiday closings); (b) trading on the NYSE, the CBOT, or the CME, as appropriate, is restricted; (c) an emergency (including severe weather conditions) exists such that it is not reasonably practical to dispose of securities held in the Subaccounts or to determine the value of their assets; or (d) the SEC by order so permits for the protection of security holders. Conditions described in events (b) and (c) generally will be decided by, or in accordance with, rules of the SEC.

   Annuity Provisions

        General


                                                      I-29





        Annuity payments will be made to the Annuitant unless you specify otherwise in writing. The Contract Owner may or may not be the Annuitant. The choice is made by the Contract Owner in the application.

        Selection of Annuity Date and Annuity Options

        You may select the Annuity Date and an annuity option in the application. The Annuity Date may not be later than the first day of the next month after the Annuitant's 90th birthday or the maximum date permitted under state law. If the issue age is 85 or greater, the Annuity Date may not be later than the fifth Contract year. If no Annuity Date is selected, then the latest possible Annuity Date will be assumed. (For Qualified Contracts, the Annuity Date generally may not be later than April 1 of the year after the year in which the Annuitant attains age 70).

        Change of Annuity Date or Annuity Option

        You may change the Annuity Date or the annuity option upon written notice received at Great American Reserve's Administrative Office at least 30 days prior to the current Annuity Date.

        Annuity Options

        You may select any one of the following annuity options which currently are available on a fixed basis only or any other option satisfactory to you and Great American Reserve.

        First  Option--Life  Annuity.   An Annuity payable monthly during the
   lifetime of the Annuitant and ceasing with the last monthly payment due prior to the death of the Annuitant. This option offers a greater level of monthly payments than the second option, since there is no minimum number of payments guaranteed (nor a provision for a death benefit payable to a Beneficiary). It would be possible under this option to receive only one annuity payment if the Annuitant died prior to the due date of the second annuity payment. This option is generally not available for Contract Owners annuitizing over the age of 85.

        Second Option--Life Annuity With Guaranteed Periods. An Annuity payable monthly during the lifetime of the Annuitant with the guarantee that if, at the death of the Annuitant, payments have been made for less than 5, 10 or 20 years, as elected, annuity payments will be continued during the remainder of such period to the Beneficiary designated by the Contract Owner. If no Beneficiary is designated, Great American Reserve will, in accordance with the Contract provisions, pay in a lump sum to the Annuitant's estate the present value, as of the date of death, of the number of guaranteed annuity payments remaining after that date, computed on the basis of the assumed net investment rate used in determining the first monthly payment. See "Determination of Amount of the First Monthly Variable Annuity Payment" below.




                                                      I-30





        Because  it  provides a specified minimum number of annuity payments,
   this  option    results in somewhat lower payments per month than the First
   Option.

        Third Option--Installment Refund Life Annuity. Payments are made for the installment refund period, which is the time required for the sum of the payments to equal the amount applied, and thereafter for the life of the payee.

        Fourth Option--Payments for a Fixed Period. Payments are made for the number of years selected, which may be from three through 20. Should the Annuitant die before the specified number of monthly payments is made, the remaining payments will be commuted and paid to the designated Beneficiary in a lump sum payment.

        Fifth Option--Joint and Survivor Annuity. Great American Reserve will make monthly payments during the joint lifetime of the Annuitant and a joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 50%, or 66 % of the Annuity payment (or limits) in effect during the joint lifetime.

        Minimum Annuity Payments

        Annuity payments will be made monthly. However, if any payment would be less than $50, Great American Reserve may change the frequency so payments are at least $50 each. If the net Contract Value to be applied at the Annuity Date is less than $10,000 ($3,500 for Qualified Contracts), Great American Reserve reserves the right to pay such amount in a lump sum. For information regarding the tax consequences of a lump sum payment, see "Taxation of Distributions" on page __.

        Proof of Age, Sex, and Survival

        Great American Reserve may require proof of age, sex, or survival of any person upon whose continuation of life annuity payments depend.

   Notices and Elections

        All notices and elections under the Contract must be in writing, signed by the proper party, and be received at Great American Reserve's Administrative Office to be effective, except that account transfers may be made by telephone pursuant to procedures specified above (see "Account Transfers" at page __). Great American Reserve is not responsible for the validity of any notices or elections. If acceptable to Great American Reserve, notices or elections relating to beneficiaries and ownership will take effect as of the date signed unless Great American Reserve has already acted in reliance on the prior status.

   Amendment of Contract




                                                      I-31





        At any time, Great American Reserve may amend the Contract as required to make it conform with any law, regulation, or ruling issued by any government agency to which the Contract is subject.

   Ten-Day Right to Review

        Within 10 days of your receipt of an issued Contract you may cancel the Contract by returning it to Great American Reserve for cancellation. Great American Reserve deems this period as ending 14 days after the Contract Date. This period may be longer in certain states, as required. If the Contract is returned under the terms of the Ten Day Right to Review, Great American Reserve will refund either the Contract Value or all your purchase payments within seven days in compliance with State requirements, if any. Any amounts refunded in excess of your Contract Value will be at Great American Reserve's expense, not the expense of the Subaccounts.


                               FEDERAL INCOME TAXES

        THE FOLLOWING DESCRIPTION IS BASED UPON GREAT AMERICAN RESERVE'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. GREAT AMERICAN RESERVE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE TAXATION OF THE CONTRACTS. GREAT AMERICAN RESERVE DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

   Tactical Allocation Fees

        A tactical allocation fee is not commonly found in other variable annuities, so the income tax treatment of the payment of the tactical allocation fee to a Financial Advisor is not based on long-standing practice, but rather on Great American Reserve's understanding of the law. The Internal Revenue Service has previously issued favorable letter rulings only with respect to certain contracts that were being used in conjunction with Section 403(b) annuities. Moreover, the Internal Revenue Service is not required to treat the tactical allocation fee in the same way it has treated other investment advisory fees in similar letter rulings.

        Pre-retirement distributions can disqualify a pension plan, because such distributions are inconsistent with the purpose of such a plan which is to provide a retirement income, or a Section 403(b) tax-sheltered annuity, because Section 403(b)(11) of the Code prohibits distributions from such annuities under the circumstances described above. You should consult with a competent tax counselor regarding the use of the Contract in relation to such retirement plans. Great American Reserve cannot take any responsibility for the tax consequences resulting from additional or

                                                      I-32





   alternative payment arrangements that may be made in relation to a Contract used in or used in connection with such retirement plans.

        As of the date of this Prospectus, Great American Reserve is requesting a letter ruling from the Internal Revenue Service that payments to Financial Advisors need not be treated as distributions to Contract Owners subject to tax. There is no assurance that such a ruling will be issued. In addition, even if such a ruling is issued, it is likely that you will have a taxable distribution if your Financial Advisor credits back to you or a related person any portion of the tactical allocation fee. Unless and until a favorable letter ruling is obtained, Great American Reserve will be required to treat tactical allocation fees paid from the Contract as taxable distributions to the Contract Owner subject to the 10% penalty tax if applicable. Great American Reserve will take all steps which it believes are required in relation to the reporting and withholding requirements under the Code in connection with such payments. Contract Owners should consult a competent tax adviser as to the tax treatment of tactical allocation fees.

   General

        Section 72 of the Code governs the taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the Contract Owner's "investment in the Contract." For Non-Qualified Contracts, the investment in the Contract is generally the Purchase Payments, while for Qualified Contracts the investment in the Contract may be zero. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

        For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the investment in the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. Payments received after the investment in the Contract has been recovered (i.e., when the total of the excludible amounts equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

        Great American Reserve is taxed as a life insurance company under the
   Code.    For  federal  income  tax  purposes, the Separate Account is not a separate entity from Great American Reserve and its operations form a part of Great American Reserve.

   Diversification



                                                      I-33





        Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States T r easury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax on the Contract Owner with respect to any earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities, and securities of other regulated investment companies. PADCO intends to manage each of the Subaccounts in a manner that ensures that the underlying investments of each Subaccount will remain "adequately diversified" in accordance with the diversification requirements of Section 817(h) of the Code.

        On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be adequately diversified if: (1) no more than 55% of the value of the total assets of the subaccount is represented by any one investment; (2) no more than 70% of the value of the total assets of the subaccount is represented by any two investments; (3) no more than 80% of the value of the total assets of the subaccount is represented by any three investments; and (4) no more than 90% of the value of the total assets of the subaccount is represented by any four investments.

        The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, each United States government agency or instrumentality shall be treated as a separate issuer.

        The Treasury Department has indicated that guidelines may be issued concerning the extent to which variable annuity contract owners may direct their investments to particular divisions of a separate account. It is possible that if and when such guidelines are issued, the Contract may need to be modified to comply with such guidelines. For these reasons, Great American Reserves the right to modify the Contract as necessary to prevent the Contract Owner from being considered the owner of the assets of the Separate Account.

   Multiple Contracts

        The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company

                                                      I-34





   or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

   Contracts Owned by Non-Natural Persons

        Under Section 72(u) of the Code, the investment earnings on premiums paid for the Contracts generally will be taxed currently to the Contract Owner if the Contract Owner is a non-natural person (e.g., a corporation, a trust, or certain other entities). Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts which are held by (a) a trust or other entity as agent for a natural person; (b) Qualified Plans; or (c) the estate of a decedent by reason of the death of the decedent. Additionally, this treatment is not applied to a Contract which is a qualified funding asset for a structured settlement under Section 130(d) of the Code. If the Contract Owner is a charitable remainder trust (a CRT ), it is probable that the CRT will not be treated as holding the Contract as an agent for a natural person. A CRT is generally exempt from federal income tax, but the provisions of Section 72(u) of the Code may affect the computation and taxation of the distributions to the income beneficiary. Purchasers should consult their own tax counsel or other adviser before purchasing a Contract to be owned by a non-natural person.

   Tax Treatment of Assignments

        An  assignment  or  pledge of all or any portion of a Contract may be treated as a taxable event. Any gain in the Contract subsequent to the assignment may also be treated as taxable income in the year in which it is earned. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

   Income Tax Withholding

        Section 3405(a) of the Code generally requires the payor of certain "designated distributions" from (i) any pension, profit-sharing, stock bonus, or other deferred compensation plan, (ii) IRA, or (iii) annuity contract to withhold certain taxes from its payments. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. If the payment of tactical allocation fees are treated as distributions, but are not treated as e l i gible rollover distributions, then such distributions would be considered non-periodic payments and subject to withholding at a rate of 10%. Subject to certain exceptions, some of which are discussed immediately below, Contract Owners may elect not to have such withholding apply to designated distributions.

        Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 and 403(b) annuity contracts which are

                                                      I-35





   not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for Federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e., return of after-tax contributions).

        If the payment of tactical allocation fees from retirement plans qualified under Section 401 and Section 403(b) annuity contracts are treated as distributions, then Great American Reserve believes that the payment of such fees will be treated as "eligible rollover distributions," which are subject to mandatory 20% withholding.

        Furthermore, payments from Section 457 plans are wages subject to m a ndatory regular income tax withholding, rather than the pension withholding rules described above.

        Participants should consult their own tax counsel or other tax advisor regarding withholding requirements.

   Tax Treatment of Withdrawals -- Non-Qualified Contracts

        Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty generally will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) on or after the taxpayer reaches age 59; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; or (e) which are allocable to purchase payments made prior to August 14, 1982.

   Qualified Plans

        The Contracts offered by this Prospectus are designed to be suitable for use under various types of qualified plans. Generally, participants in a qualified plan are not taxed on increases to the value of the contributions to the plan until a distribution occurs, regardless of whether the plan assets are held under an annuity contract. Taxation of the participants in each qualified plan varies with the type of plan and the terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified

                                                      I-36





   plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contract issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that a r e not incorporated into Great American Reserve's administrative p r o c edures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Following are general descriptions of the types of qualified plans, although, at the present time, the Contract only is issued to Tax-Sheltered Annuities and Individual Retirement Accounts. The tax rules presented here are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

        Generally, Contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts ".)

        A. Tax-Sheltered Annuities. Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing s u ch items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals-Qualified Contracts " and "Tax Sheltered Annuities-Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the suitability of such an investment.

        B.    Individual  Retirement  Annuities.   Section 408(b) of the Code
   permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals--Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities


                                                      I-37





   should obtain competent tax advice as to the tax treatment suitability of such an investment.

        C. Qualified Pension and Profit-Sharing Plans for Corporations and Self-Employed Individuals. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees, and p e rmit self-employed individuals to establish retirement plans for themselves and their employees which qualify for special federal income tax treatment. These retirement plans may permit the purchase of the Qualified Contracts to provide benefits under the plans. The Code sets forth restrictions on contributions and distributions which depend on the design of the specific plan. Any purchaser should obtain competent tax advice as to the suitability of such an investment.

        D.    Section  457  Plans.    Section  457  of  the Code provides for
   certain deferred compensation plans which qualify for special federal income tax treatment and which may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities, certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. The Code sets forth restrictions on contributions and distributions which depend on the design of the specific plan. Any purchaser should obtain competent tax advice as to the suitability of such an investment.

   Tax Treatment of Withdrawals -- Qualified Contracts

        In  the  case of a withdrawal under a Qualified Contract other than a
   Section 457 Plan, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.
   Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified plans, including Contracts issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if any distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e)

                                                      I-38





   distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and
   (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

        Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70. Required distributions must be made over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

   Tax-Sheltered Annuities -- Withdrawal Limitations

        Section 403(b)(11) of the Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement to circumstances only on or after the Contract Owner: (1) attains age 59;
   (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions made by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between certain qualified plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.


                          SEPARATE ACCOUNT VOTING RIGHTS

        Prior to the Annuity Date, Contract Owners participating in the Separate Account will have certain voting rights with respect to (i) the election of the Managers, (ii) the removal of such members and of officers of the Separate Account elected or appointed by the Managers, (iii) the ratification of the selection by the Managers of independent public accountants for the Separate Account and the termination of the employment of such accountants, (iv) the adoption, amendment, termination, or continuation of any agreement providing for investment advisory services to the Separate Account, (v) the change in the fundamental investment policies of a Subaccount, (vi) the alteration, amendment, or repeal of the rules and regulations adopted for the Separate Account, and (vii) the approval of any

                                                      I-39





   acts, transactions, or other agreements that may be submitted to a Contract Owner vote by the Managers. Such voting rights are provided for in the rules and regulations adopted by the Managers and are subject to alteration or elimination by the Managers or by vote of the Contract Owners, if permitted by applicable law.

        The person having the voting interest under a Contract is the Contract Owner. The number of votes entitled to be cast by a Contract Owner having an interest in the Separate Account is equal to the number of Accumulation Units credited to his or her Contract. The number of
   Accumulation Units for which voting instructions may be given will be determined as of a date chosen by Great American Reserve, not more than 90 days prior to the meeting of the Contract Owners of the Separate Account, as applicable.

        Each person having a voting interest in a Subaccount will receive periodic reports relating to the Subaccounts in which he or she has an interest, including proxy materials and a form with which to give voting instructions.


                            REPORTS TO CONTRACT OWNERS

        Great American Reserve will mail you at least annually prior to the Annuity Date a report containing any information that may be required by any applicable law or regulation and a statement showing your current number of Accumulation Units, the value per Accumulation Unit, and your total Contract Value. You will also receive annual and semi-annual reports of the Separate Account.


                             PERFORMANCE INFORMATION

        Performance information for the Subaccounts may appear from time to time in advertisements or sales literature. Performance information reflects only the performance of a hypothetical investment in the Subaccounts during the particular time period on which the calculations are based. Performance information will include yield, effective yield, and average annual total return quotations reflecting the deduction of all applicable charges for recent one-year and, when applicable, five- and 10-year periods and, where less than 10 years, for the period subsequent to the date each Subaccount first became available for investment. Additional total return quotations may be made that do not reflect a surrender charge deduction (assuming no surrender at the end of the illustrated period). Performance information may be shown by means of schedules, charts, or graphs. Past performance information is based on historical earnings and is not intended to indicate future performance. See "Performance Information," "Calculation of Return Quotations," and "Information on Computation of Yield" in the Statement of Additional Information for a description of the methods used to determine total return and yield information for the Subaccounts.


                                                      I-40





                            DISTRIBUTION OF CONTRACTS

        PFS, 6116 Executive Boulevard, Rockville, Maryland 20852, is the principal underwriter of the Contracts. PFS is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and a member of the National Association of Securities Dealers, Inc. Sales of the Contracts will be made by authorized broker-dealers and their registered representatives, including registered representatives of PFS. These registered representatives are also Great American Reserve's licensed insurance agents. See "Underwriter of the Contracts" in the Statement of Additional Information for more information.


                                 STATE REGULATION

        Great American Reserve is subject to the laws of the State of Texas governing insurance companies and to the regulations of the Texas Insurance Department (the "Insurance Department"). An annual statement in the prescribed form is filed with the Insurance Department each year covering Great American Reserve's operation for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Great American R e serve's contract liabilities and reserves so that the Insurance
   Department may certify that these items are correct. Great American Reserve's books and accounts are subject to review by the Insurance Department at all times. A full examination of Great American Reserve's operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or Great American Reserve's investment practices or policies. In addition, Great American Reserve is subject to regulation under the insurance laws of other jurisdictions in which it operates.


                                LEGAL PROCEEDINGS

        There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account is subject. Neither Great American Reserve, PADCO nor PFS is involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.


                                     EXPERTS

        The financial statements of Great American Reserve Insurance Company included in the Statement of Additional Information have been audited by Coopers & Lybrand LLP, Indianapolis, Indiana, independent certified public accountants, whose reports thereon appear elsewhere therein, and have been included in reliance on the reports of Coopers & Lybrand LLP, given upon their authority as experts in accounting and auditing. No financial statements for the Separate Account are included in the Statement of


                                                      I-41





   Additional Information because the Separate Account had not commenced operations at the date of this Prospectus.


                              REGISTRATION STATEMENT

        A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the variable portion of the Contracts. This Prospectus does not contain all information set forth in the registration statement, its amendments, and exhibits, to all of which reference is made for further information concerning the Separate Account, Great American Reserve, and the Contract. Statements contained in this Prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.


                                  LEGAL MATTERS

        Legal matters involving the applicability of the Federal securities laws have been reviewed by Jorden Burt Berenson & Johnson LLP, Suite 400 East, 1025 Thomas Jefferson Street, N.W., Washington, D. C. 20007, and, the validity of the Contracts under state law has been passed upon by Karl W. Kindig, Esquire, Great American Reserve Insurance Company, 11815 North Pennsylvania Street, Carmel, Indiana 46032.




























                                                      I-42





                                     PART II

                               THE SEPARATE ACCOUNT

        The Separate Account is an open-end management investment company with eight diversified separate Subaccounts. The Subaccounts are designed for Contract Owners who intend to invest in the Subaccounts as part of a tactical allocation or market-timing investment strategy. Except for the Money Market Subaccounts, each Subaccount is intended to provide investment exposure with respect to a particular segment of the securities markets. Each of these Subaccounts seeks investment results that correspond over time to a specified benchmark. The Subaccounts may be used independently or in combination with each other as part of an overall investment strategy. Additional Subaccounts may be created from time to time.

         The following are the Subaccounts and their investment objectives:

              Subaccount                     Investment Objective

    The Nova Subaccount              To provide investment returns that
                                     correspond to a specified percentage
                                     of the performance of a benchmark
                                     for common stock securities.

    The Ursa Subaccount              To provide investment results that
                                     will inversely correlate to the
                                     performance of a benchmark for
                                     common stock securities.

    The OTC Subaccount               To attempt to provide investment
                                     results that correspond to the
                                     performance of a benchmark for over-
                                     the-counter securities.
    The Precious Metals Subaccount   To attempt to provide investment
                                     results that correspond to the
                                     performance of a benchmark primarily
                                     for metals-related securities.

    The U.S. Government Bond         To provide investment results that
     Subaccount                      correspond to the performance of a
                                     benchmark for U.S. Government
                                     securities.

    The Juno Subaccount              To provide total return before
                                     expenses and costs that inversely
                                     correlates to the price movements of
                                     a benchmark for U.S. Treasury debt
                                     instruments or futures contracts on
                                     a specified debt instrument.

    The Money Market Subaccounts     To provide current income consistent
                                     with stability of capital and
                                     liquidity.






         The Subaccounts (other than the Money Market Subaccounts) may engage in certain aggressive investment techniques, which include short sales and transactions in options and futures contracts. Contract Owners invested in the Nova Subaccount may experience substantial losses during sustained periods of falling equity prices, while Contract Owners invested in the Ursa Subaccount and the Juno Subaccount may experience substantial losses during sustained periods of rising equity prices and declining interest rates respectively. Because of the inherent risks in any investment, there can be no assurance that any Subaccount s investment objective will be achieved. See "Investment Objectives and Policies" at page ___.

         None of the Subaccounts alone constitutes a balanced investment plan, and certain of the Subaccounts involve special risks not traditionally associated with variable annuity contracts. The nature of the Subaccounts generally will result in significant portfolio turnover which would likely cause higher expenses and additional costs. The Separate Account is not intended for Contract Owners whose principal objective is current income or preservation of capital and may not be a suitable investment for persons who intend to follow an "invest and hold" strategy. See "Special Risk Considerations" at page ___.

         PADCO, headquartered at 6116 Executive Boulevard, Rockville, Maryland 20852, provides the Subaccounts with investment advisory services pursuant to an investment advisory agreement, dated ______________, 1996. PADCO was incorporated in the State of Maryland on July 5, 1994, and has not previously served as an investment adviser to a registered investment company. An investment adviser affiliated with PADCO currently provides investment advisory services to an open-end management investment company (the "Rydex Series Trust") that consists of seven publicly-available no-load mutual funds having, as of April 1, 1996, aggregate net assets in excess of $750 million.

         This Part II of the Prospectus sets forth information relating to the Separate Account, particularly information on the investment objectives, policies, and restrictions of the Subaccounts and on PADCO. Additional information concerning the Separate Account and the Subaccounts is also contained in the Statement of Additional Information.


                        INVESTMENT OBJECTIVES AND POLICIES
                                OF THE SUBACCOUNTS

   General

         The Subaccounts are designed for Contract Owners who intend to follow a tactical allocation or market-timing investment strategy. Except for the Money Market Subaccounts, each Subaccount is intended to provide investment exposure with respect to a particular segment of the securities markets. These Subaccounts seek investment results that correspond over time to a specified "benchmark." The Subaccounts may be used independently


                                                      II-2





   or in combination with each other as part of an overall investment strategy. Additional Subaccounts may be created from time to time.

         Fundamental securities analysis is not generally used by PADCO in seeking to correlate with the respective benchmarks. Rather, PADCO primarily uses statistical and quantitative analysis to determine the investments the Subaccount makes and techniques it employs. While PADCO attempts to minimize any "tracking error" (that statistical measure of the difference between the investment results of a Subaccount and the performance of its benchmark), certain factors will tend to cause the Subaccount's investment results to vary from a perfect correlation to its benchmark. PADCO does not expect that the Subaccounts' total returns will vary adversely from their respective current benchmarks by more than ten percent over a year. See "Special Risk Considerations." It is the policy of these Subaccounts to pursue their investment objectives regardless of market conditions, to remain nearly fully invested, and not to take defensive positions.

         The investment objectives and certain investment restrictions of the Subaccounts are fundamental policies and may not be changed without the affirmative vote of the majority of the Contract Owners of that Subaccount. All other investment policies of the Subaccounts not specified as fundamental (including the benchmarks of the Subaccounts) may be changed by the Managers of the Separate Account without the approval of Contract Owners.

         None of the Subaccounts will invest 25% or more of the value of the Subaccount s total assets in the securities of one or more issuers conducting their principal business activities in the same industry;
   except, that to the extent that the benchmark index selected for a particular Subaccount is concentrated in a particular industry, that Subaccount will be concentrated in that industry, but will not otherwise be concentrated.

         The Managers may consider changing a Subaccount s benchmark (to the e x t ent permitted) if, for example, the current benchmark becomes unavailable; the Managers believe the current benchmark no longer serves the investment needs of a majority of Contract Owners or another benchmark better serves their needs; or the financial or economic environment makes it difficult for the Subaccount s investment results to correspond s u f ficiently to the Subaccount's current benchmark. If believed appropriate, the Managers may specify a benchmark for a Subaccount that is "leveraged" or proprietary. Of course, there can be no assurance that a Subaccount will achieve its objective.



   The Nova Subaccount

         The investment objective of the Nova Subaccount is to provide investment returns that correspond to a specified percentage of the performance of a benchmark for common stock securities selected from time

                                                      II-3





   to time by the Managers. The Nova Subaccount's current benchmark is the S&P500 Index, and the Nova Subaccount currently expects to provide investment returns that correspond to 125% of the performance of the S&P500 Index. In attempting to achieve its objective, the Nova Subaccount expects that a substantial portion of its assets usually will be devoted to employing certain investment techniques. These techniques include engaging in certain transactions in stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes.
   Under the techniques in which the Nova Subaccount engages, the Nova Subaccount will generally incur a loss if the price of the underlying security or index decreases between the date of the employment of the technique and the date on which the Nova Subaccount terminates the position. The amount of any gain or loss on an investment technique may be affected by any purchase payment or amounts in lieu of dividends or interest income the Nova Subaccount pays or receives as the result of the transaction. The Nova Subaccount may also invest in shares of individual securities which are expected to track the Nova Fund s benchmark.

         In contrast to returns on a mutual fund that seeks to approximate the return of the S&P500 Index, the Nova Subaccount should increase gains to Contract Owners invested in the Nova Fund during periods when the prices of the securities in the S&P500 Index are rising and increase losses to Contract Owners invested in the Nova Fund during periods when they are declining. Contract Owners invested in the Nova Subaccount could experience substantial losses during sustained periods of falling equity prices.

   The Ursa Subaccount

         The Ursa Subaccount's investment objective is to provide investment results that will inversely correlate to the performance of a benchmark for common stock securities selected from time to time by the Managers. The
   S&P500 Index is the Ursa Subaccount's current benchmark. The Ursa Subaccount seeks to achieve this inverse correlation result on each trading day. While a close correlation can be achieved on any single trading day, the combined effects of the reinvestment of the receipt of investment income and of the compounding of successive changes in Accumulation Unit Value can cause the percentage increase or decrease in the Accumulation Unit Value of the Ursa Subaccount to diverge significantly from the concurrent inverse percentage decrease or increase in the S&P500 Index.

         If the Ursa Subaccount achieved a perfect inverse correlation for any single trading day, the Accumulation Unit Value of the Ursa Subaccount
   would increase for that day in direct proportion to any decrease in the level of the S&P500 Index. Conversely, the Accumulation Unit Value of the Ursa Subaccount would decrease for that day in direct proportion to any increase in the level of the S&P500 Index for that day. For example, if the S&P500 Index were to increase by 1% by the close of business on a particular trading day, Contract Owners invested in the Ursa Subaccount would experience a loss in Accumulation Unit Value of approximately 1% for that day. Conversely, if the S&P500 Index were to decrease by 1% by the close of business on a particular trading day, Contract Owners invested in

                                                      II-4





   the Ursa Subaccount would experience a gain in Accumulation Unit Value of approximately 1% for that day.

         Even if there is a perfect inverse correlation between the Ursa Subaccount and the S&P500 Index, however, the symmetry between the changes in the S&P500 Index and the changes in the Accumulation Unit Value in the Ursa Subaccount can be significantly altered over time by a compounding effect. Thus, if the Ursa Subaccount achieved a perfect inverse correlation with the S&P500 Index on every trading day over an extended period, and if there were a significant decrease in the level of the S&P500 Index during that period, there would be a compounding effect with the result that the Accumulation Unit Value of the Ursa Subaccount for that period should generally increase by a percentage that is slightly greater than the percentage of decrease in the level of the S&P500 Index. Conversely, if a perfect inverse correlation were maintained over an extended period and if there were a significant increase in the level of the S&P500 Index over that period, then there would be a compounding effect with the result that the percentage decrease in the Accumulation Unit Value of the Ursa Subaccount for that period should generally decrease by a percentage that is slightly less than the percentage increase in the level of the S&P500 Index for that period.

         The compounding effect discussed above will be reinforced to the extent that the reinvested net investment income of the Ursa Subaccount e x ceeds the reinvested dividend income taken into account in the computation of the S&P500 Index. Conversely, if the reinvested income taken into account in the computation of the S&P500 Index exceeds the Ursa Subaccount's investment income, that excess will partially offset the effect of the compounding factor.

         T h e Ursa Subaccount involves special risks not traditionally associated with annuity contracts, and intends to pursue its investment objective regardless of market conditions and does not intend to take defensive positions in anticipation of rising equity prices. Consequently, Contract Owners invested in the Ursa Subaccount may experience substantial losses during sustained periods of rising equity prices.

         In pursuing its investment objective, the Ursa Subaccount generally does not invest in traditional securities, such as common stock of
   o p erating companies. Rather, the Ursa Subaccount employs certain investment techniques, including engaging in short sales and in certain transactions in stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes. Under these techniques, the Ursa Subaccount will generally incur a loss if the price of the underlying security or index increases between the date of the employment of the technique and the date on which the Ursa Subaccount terminates the position. The Ursa Subaccount will generally realize a gain if the underlying security or index declines in price between those dates. The amount of any gain or loss on an investment technique may be affected by any purchase payment or amounts in lieu of dividends or interest the Ursa Subaccount pays or receives as the result of the transaction.


                                                      II-5





   The OTC Subaccount

         The investment objective of the OTC Subaccount is to attempt to provide investment results that correspond to the performance of a benchmark for over-the-counter securities. The OTC Subaccount's current benchmark is the NASDAQ 100 Index. The OTC Subaccount does not aim to hold all of the 100 securities included in the NASDAQ 100 Index. Instead, the OTC Subaccount intends to hold representative securities included in the NASDAQ 100 Index or other instruments which PADCO believes will provide returns that correspond to those of the NASDAQ 100 Index. The OTC Subaccount may engage in transactions on stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes.

         Companies whose securities are traded on the over-the-counter ("OTC") markets generally are smaller market-capitalization or newer companies than those listed on the New York Stock Exchange (the "NYSE") or the American Stock Exchange (the "AMEX"). OTC companies often have limited product lines, or relatively new products or services, and may lack established markets, depth of experienced management, or financial resources and the ability to generate funds. The securities of these companies may have limited marketability and may be more volatile in price than securities of larger-capitalized or more well-known companies. Among the reasons for the greater price volatility of securities of certain smaller OTC companies are the less certain growth prospects of comparably smaller firms, the lower degree of liquidity in the OTC markets for such securities, and the greater s e n s itivity of smaller-capitalized companies to changing economic conditions than larger-capitalized, exchange-traded securities. Conversely, because many of these OTC securities may be overlooked by investors and undervalued in the marketplace, there is potential for significant capital appreciation.

   The Precious Metals Subaccount

         The investment objective of the Precious Metals Subaccount is to attempt to provide investment results that correspond to the performance of a benchmark primarily for metals-related securities selected from time to time by the Managers. The Precious Metals Subaccount s current benchmark is the Philadelphia Stock Exchange Gold/Silver Index (the "XAU Index"). To achieve its objective, the Precious Metals Subaccount invests in securities included in the XAU Index. In addition, the Precious Metals Subaccount may invest in other securities that are expected to perform in a manner that will assist the Precious Metals Subaccount s performance to track closely the XAU Index.

         M e tals-related investments are considered speculative and are influenced by a host of world-wide economic, financial, and political factors. Historically, the prices of gold and precious metals have been subject to wide price movements caused by political as well as economic factors, and, accordingly, prices of equity securities of companies involved in the precious metals-related industry have been volatile. Such fluctuation and volatility may be due to changes in inflation or in

                                                      II-6





   expectations regarding inflation in various countries, the availability of supplies of such precious metals and minerals, changes in industrial and commercial demand, metal and mineral sales by governments, central banks, or international agencies, investment speculation, monetary and other economic policies of various governments, and governmental restrictions on the private ownership of certain precious metals and minerals. Such price volatility in precious metals prices will have a similar effect on the Precious Metals Subaccount's Accumulation Unit prices. The Precious Metals Subaccount may invest in other securities that are expected to perform in a manner that will assist the Precious Metals Subaccount s performance to closely track the XAU Index.

         The Precious Metals Subaccount may invest up to 5% of its assets in securities of foreign issuers other than American Depository Receipts traded in U.S. dollars on United States exchanges. These securities present certain risks not present in domestic investments and expose the investor to general market conditions which differ significantly from those in the United States. Securities of foreign issuers may be affected by the strength of foreign currencies relative to the U.S. dollar or by political or economic developments in foreign countries. Foreign companies may not be subject to accounting standards or governmental regulations comparable to those that affect United States companies, and there may be less public information about the operations of foreign companies. Foreign securities also may be subject to foreign government taxes that could reduce the yield on such securities.

   The U.S. Government Bond Subaccount

         The investment objective of the Bond Subaccount is to provide investment results that correspond to the performance of a benchmark for U.S. Government Securities selected from time to time by the Managers. The Bond Subaccount s current benchmark is 120% of the price movement of the Current Long Treasury Bond (the "Long Bond"), without consideration of interest paid. In attempting to achieve this objective, the Bond Subaccount invests primarily in obligations of the U.S. Treasury or obligations either issued or guaranteed, as to principal and interest, by agencies or instrumentalities of the U.S. Government ("U.S. Government Securities"). U.S. Government Securities are obligations of the U.S. Treasury or obligations either issued or guaranteed, as to principal and interest, by agencies or instrumentalities of the U.S. Government.

         The Bond Subaccount also may engage in transactions in futures contracts and options on futures contracts on U.S. Treasury bonds. The Bond Subaccount also may invest in U.S. Treasury zero coupon bonds. While U.S. Government Securities provide substantial protection against credit risk, investment in those securities do not protect against price changes due to changing interest rate levels and, as such, the unit price of the Bond Subaccount is not guaranteed and will fluctuate over time. Accordingly, the return of the Bond Subaccount should move inversely with movements in prevailing interest rates on the Long Bond. The Subaccount intends to adjust its portfolio each time the Long Bond is issued (currently twice


                                                      II-7





   yearly) in an attempt to track the price movement of the newly-issued Long Bond. See "The Benchmarks."

   The Juno Subaccount

         The Juno Subaccount s investment objective is to provide total return before expenses and costs that inversely correlates to the price movements of a benchmark debt instrument or futures contract on a specified debt instrument selected from time to time by the Managers. The Long Bond has been designated as the Juno Subaccount s current benchmark. In attempting to achieve its objective, the Subaccount intends to devote its assets primarily to employing certain investment techniques, including engaging in short sales on U.S. Treasury bonds and engaging in transactions in futures contracts on U.S. Treasury bonds and options on such contracts to produce synthetic short positions. These techniques are highly specialized and involve certain risks not traditionally associated with variable annuity contracts. Under these techniques, the Subaccount will generally incur a loss if the price of the underlying security or futures contract increases between the date of the employment of the technique and the date on which the Subaccount terminates the position. The Subaccount will generally realize a gain if the underlying security or futures contract declines in price between those dates.

         If the Juno Subaccount is successful in meeting its objective, the Juno Subaccount s total return before expenses and costs will increase proportionally to any decreases in the price of the Long Bond. Conversely, the Juno Subaccount s total return before expenses and costs will decrease proportionally to any increases in the price of the Long Bond. For this purpose, costs include the Subaccount s "carrying cost" in maintaining short positions. When entering an actual or synthetic short position on the Long bond, the Subaccount must effectively pay interest equal to interest accrued on the underlying U.S. Treasury bond. The difference, if any, between the interest effectively paid by the Subaccount on its short positions and any interest earned by the Subaccount on its assets is the Subaccount s carrying cost.

         The interest rate on a U.S. Treasury bond is set at the time the particular bond is issued and does not change for the maturity of the bond so that the interest paid on the bond is constant throughout the life of the bond. The price at which a previously-issued U.S. Treasury bond can be bought and sold in the open market, however, does change. The market value of U.S. Treasury bonds rises when interest rates in general decrease and falls when interest rates in general increase. Accordingly, if the Juno S u baccount is successful in meeting its investment objective, the Subaccount s total return should rise with increases in interest rates and fall with decreases in interest rates. Contract Owners invested in the Juno Subaccount may experience substantial losses during periods of falling interest rates.

   The Money Market Subaccounts



                                                      II-8





         The investment objective of each of the Money Market Subaccounts is to seek to provide current income consistent with stability of capital and liquidity. Each Money Market Subaccount seeks to achieve its objectives by investing in U.S. Government Securities, including money market instruments which are issued or guaranteed, as to principal and interest, by the U.S. Government, its agencies or instrumentalities, as well as in repurchase agreements collateralized fully by U.S. Government Securities. An investment in a Money Market Subaccount is neither insured nor guaranteed by the U.S. Government.

         Each Money Market Subaccount may invest in securities that take the form of participation interests in, and may be evidenced by deposit or safekeeping receipts for, any of the foregoing securities. Participation interests are pro rata interests in U.S. Government Securities; and instruments evidencing deposit or safekeeping are documentary receipts for such original securities held in custody by others.

         Each Money Market Subaccount also may purchase bank money market instruments, including certificates of deposit, time deposits, bankers' acceptances, and other short-term obligations issued by United States banks which are members of the Federal Reserve System. Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with the bank for a specified period of time. Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Time deposits which may be held by a Money Market Subaccount will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation. Investments in time deposits and certificates of deposits are limited to domestic banks that have total assets in excess of
   o n e billion dollars. Bankers' acceptances are credit instruments evidencing the obligation of a bank to a draft drawn on the bank by a customer of the bank. These credit instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations in which a Money Market Subaccount may invest include uninsured, direct obligations of a bank that bear fixed, floating, or variable interest rates.

         Each Money Market Subaccount also may invest in commercial paper, including corporate notes. These instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each commercial paper instrument may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Investments in c o m mercial paper and other short-term promissory notes issued by corporations (including variable and floating rate instruments) must be rated at the time of purchase "A-2" or better by Standard & Poor's Ratings Group, "Prime-2" or better by Moody's Investors Service, Inc. ("Moody's"), "F-2" or better by Fitch Investors Service, Inc. ("Fitch"), "Duff 2" or better by Duff & Phelps Credit Rating Co. ("Duff"), or "A2" or better by IBCA, Inc., or, if not rated by Standard & Poor's Ratings Group, Moody's, Fitch, Duff, or IBCA, Inc., must be determined by PADCO Advisors II, Inc.

                                                      II-9





   ("PADCO"), the Separate Account's investment adviser, to be of comparable quality pursuant to guidelines approved by the managers of the Separate Account (the "Managers"). Please refer to Appendix A to the Statement of Additional Information for more detailed information concerning commercial paper ratings.

         Each Money Market Subaccount also may make limited investments in guaranteed investment contracts ("GICs") issued by United States insurance companies. A Money Market Subaccount will purchase a GIC only when PADCO has determined, under guidelines established by the Managers of the Separate Account, that the GIC presents minimal credit risks to the Money Market Subaccount and is of comparable quality to instruments that are rated "high quality" by certain nationally-recognized statistical rating organizations.

         Money  market  instruments are generally described as short-term debt obligations having maturities of 13 months or less. Yields on such instruments are very sensitive to short-term lending conditions. The principal value of such instruments tends to decline as interest rates rise and conversely tends to rise as interest rates decline. In addition, there is an element of risk in money market instruments that the issuer may become insolvent and may not make timely payment of interest and principal obligations.

   The Benchmarks

         The S&P500 Index. Standard & Poor's Corporation chooses the 500 stocks comprising the S&P500 Index on the basis of market values and industry diversification. Most of the stocks in the S&P500 Index are issued by the 500 largest companies, in terms of the aggregate market value of their outstanding stock, and such companies are generally listed on the NYSE. Additional stocks that are not among the 500 largest market value stocks are included in the S&P500 Index for diversification purposes. Standard & Poor's Corporation will not be a sponsor of, or in any other way affiliated with, the Subaccounts.

         The  NASDAQ  100  Index.    The NASDAQ 100 Index is a capitalization-
   weighted index composed of 100 of the largest non-financial securities listed on the NASDAQ Stock Market. The index was created in 1985.

         The XAU Index. The XAU Index is a capitalization-weighted index featuring eleven widely-held securities in the gold and silver mining and production industry or companies investing in such mining and production companies. The XAU Index was set to an initial value of 100 in January 1979. The following issuers are currently included in the XAU Index:
   Barrick Gold Corp.; ASA Limited; Battle Mountain Gold Co.; Echo Bay Mines Limited; Hecla Mining Co.; Homestake Mining Co.; Newmont Mining Corp.; Placer Dome Inc.; Pegasus Gold Inc.; TVX Gold, Inc.; and Santa Fe Pacific Gold Corp. While the majority of these companies are based in North America, these companies generally also have operations in countries based outside North America.


                                                      II-10





         The Long Bond. The Long Bond is the U.S. Treasury bond with the longest maturity. Currently, the longest maturity of a U.S. Treasury bond is 30 years. At this time, the 30-year U.S. Treasury bond is issued twice yearly. In the future, the U.S. Treasury may change the number of times each year that the Long Bond is issued.


                           SPECIAL RISK CONSIDERATIONS

         Contract Owners should consider the special factors discussed below that are associated with the investment policies of the Subaccounts in determining the appropriateness of investing in the Subaccounts.

   Portfolio Turnover

         PADCO expects that the assets of the Subaccounts will be derived from Contract Owners who intend to invest in the Subaccounts as part of a tactical allocation investment strategy. These Contract Owners are likely to exchange their Accumulation Units of a particular Subaccount for Accumulation Units in other Subaccounts frequently pursuant to the exchange policy of the Separate Account, in order to attempt to take advantage of a n ticipated changes in market conditions (see "Investments of the Subaccounts; Addition and Deletion of Subaccounts" in Part I of this Prospectus). The strategies employed by Contract Owners invested in the Subaccounts may result in considerable assets moving in and out of the Subaccounts. Consequently, PADCO expects that the Subaccounts will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs and may also adversely affect the ability of a Subaccount to meet its investment objective. Because each Subaccount's portfolio turnover rate to a great extent will depend on the purchase, redemption, and exchange activity of the Subaccount's Contract Owners, it is very difficult to estimate what the Subaccount's actual turnover rate generally will be. Pursuant to the formula prescribed by the SEC, the portfolio turnover rate for each Subaccount is calculated without regard to securities, including options and futures contracts, having a maturity of less than one year. The Nova Subaccount, the Ursa Subaccount, and the Juno Subaccount typically hold most of their investments in short-term options and futures contracts, which, therefore, are excluded for purposes of computing portfolio turnover.

         A higher portfolio turnover rate would likely involve correspondingly greater brokerage commissions and other expenses which would be borne by a Subaccount, and would directly reduce the return to a Contract Owner from an investment in the Subaccount. Furthermore, a Subaccount's portfolio turnover level may adversely affect the ability of the Subaccount to achieve its investment objective. For further information concerning the portfolio turnover of the Subaccounts, see "Investment Policies and Techniques" in the Statement of Additional Information.

   Tracking Error



                                                      II-11





         While PADCO does not expect that the Subaccounts' returns over a year will deviate adversely from their respective benchmarks by more than ten percent, several factors may affect their ability to achieve this correlation, especially during the commencement of operations of a Subaccount when the level of assets of the Subaccount may be relatively small. Among these factors are: (1) Subaccount expenses, including brokerage (which may be increased by high portfolio turnover); (2) less than all of the securities in the benchmark being held by a Subaccount and securities not included in the benchmark being held by a Subaccount; (3) an imperfect correlation between the performance of instruments held by a Subaccount, such as futures contracts and options, and the performance of the underlying securities in the cash market; (4) bid-ask spreads (the effect of which may be increased by portfolio turnover); (5) holding instruments traded in a market that has become illiquid or disrupted; (6) Subaccount Accumulation Unit prices being rounded to the nearest cent; (7) changes to the benchmark index that are not disseminated in advance; or (8) the need to conform a Subaccount s portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements.

   Aggressive Investment Techniques

         Each of the Subaccounts (other than the Money Market Subaccounts) may engage in certain aggressive investment techniques which may include engaging in short sales and transactions in futures contracts and options on securities, securities indexes, and futures contracts. These techniques are specialized and involve risks that are not traditionally associated with variable annuity contracts. The Separate Account expects that the Nova Subaccount, the Ursa Subaccount, and the Juno Subaccount will primarily use these techniques in seeking to achieve their objectives and that a significant portion (up to 100%) of the assets of these Subaccounts will be held in high-grade liquid debt in a segregated account by these Subaccounts as "cover" for these investment techniques.

         Participation in the options or futures markets by a Subaccount involves investment risks and transaction costs to which the Subaccount would not be subject absent the use of these strategies. Risks inherent in the use of options, futures contracts, and options on futures contracts include: (1) adverse changes in the value of such instruments; (2) imperfect correlation between the price of options and futures contracts and options thereon and movements in the price of the underlying securities, index, or futures contracts; (3) the fact that the skills needed to use these strategies are different from those needed to select portfolio securities; and (4) the possible absence of a liquid secondary market for any particular instrument at any time. For further information regarding these investment techniques, see "Investment Techniques and Other Investment Policies" in this Part II of the Prospectus.


                         INVESTMENT TECHNIQUES AND OTHER
                               INVESTMENT POLICIES

   Futures Contracts and Options Thereupon

                                                      II-12





         The Nova Subaccount and the OTC Subaccount may purchase stock index futures contracts as a substitute for a comparable market position in the underlying securities. The Ursa Subaccount may sell stock index futures contracts. The Bond Subaccount may purchase futures contracts on U.S. Government Securities as a substitute for a comparable market position in the cash market. The Juno Subaccount may sell futures contracts on U.S. Government Securities.

         A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified commodity on the expiration date of the contract. A stock index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the  agreement  is  made.  No physical delivery of the underlying stocks in the index is made. It is the practice of holders of other futures contracts to close out their positions on or before the expiration date by use of offsetting contract positions and physical delivery is thereby avoided.

         The Nova Subaccount and the OTC Subaccount may purchase call options and write (sell) put options, and the Ursa Subaccount may purchase put options and write call options, on stock index futures contracts. The Bond Subaccount may purchase call options and write put options on U.S. Government Securities futures contracts and the Juno Subaccount may write call options and purchase put options on futures contracts on U.S. Government Securities.

         When a Subaccount purchases a put or call option on a futures contract, the Subaccount pays a purchase payment for the right to sell or purchase the underlying futures contract for a specified price upon exercise at any time during the option period. By writing a put or call option on a futures contract, a Subaccount receives a purchase payment in return for granting to the purchaser of the option the right to sell to or buy from the Subaccount the underlying futures contract for a specified price upon exercise at any time during the option period.

         Whether a Subaccount realizes a gain or loss from futures activities depends generally upon movements in the underlying commodity. The extent of the Subaccount s loss from an unhedged short position in futures contracts or from writing call options on futures contracts is potentially unlimited. The Subaccounts may engage in related closing transactions with respect to options on futures contracts. The Subaccounts will only engage in transactions in futures contracts and options thereupon that are traded on a United States exchange or board of trade. In addition to the uses set forth hereunder, each Subaccount may also engage in futures and futures options transactions in order to hedge or limit the exposure of its position to create a synthetic money market position.

         The Subaccounts may purchase and sell futures contracts, index futures contracts, and options thereon only to the extent that such activities would be consistent with the requirements of Section 4.5 of the

                                                      II-13





   regulations under the Commodity Exchange Act promulgated by the Commodity Futures Trading Commission (the "CFTC Regulations"), under which each of these Subaccounts would be excluded from the definition of a "commodity pool operator." Under Section 4.5 of the CFTC Regulations, a Subaccount may engage in futures transactions, either for "bona fide hedging" purposes, as this term is defined in the CFTC Regulations, or for non-hedging purposes to the extent that the aggregate initial margins and purchase payments required to establish such non-hedging positions do not exceed 5% of the liquidation value of the Subaccount s portfolio. In the case of an option on futures contracts that is "in-the-money" at the time of purchase (i.e., the amount by which the exercise price of the put option exceeds the current market value of the underlying security or the amount by which the current market value of the underlying security exceeds the exercise price of the call option), the in-the-money amount may be excluded in calculating this 5% limitation.

         When a Subaccount purchases or sells a stock index futures contract, or sells an option thereon, the Subaccount "covers" its position. To cover its position, a Subaccount may maintain with its custodian bank (and mark to market on a daily basis) a segregated account consisting of cash or high-quality liquid debt instruments, including U.S. Government Securities or repurchase agreements secured by U.S. Government Securities, that, when added to any amounts deposited with a futures commission merchant as margin, are equal to the market value of the futures contract or otherwise "cover" its position. If the Subaccount continues to engage in the described securities trading practices and properly segregates assets, the segregated account will function as a practical limit on the amount of leverage which the Subaccount may undertake and on the potential increase in the speculative character of the Subaccount s outstanding portfolio securities. Additionally, such segregated accounts will generally assure the availability of adequate funds to meet the obligations of the Subaccount arising from such investment activities.

         A Subaccount may cover its long position in a futures contract by purchasing a put option on the same futures contract with a strike price (i.e., an exercise price) as high or higher than the price of the futures contract, or, if the strike price of the put is less than the price of the futures contract, the Subaccount will maintain in a segregated account cash or high-grade liquid debt securities equal in value to the difference between the strike price of the put and the price of the future. A Subaccount may also cover its long position in a futures contract by taking a short position in the instruments underlying the futures contract, or by taking positions in instruments the prices of which are expected to move relatively consistently with the futures contract. A Subaccount may cover its short position in a futures contract by taking a long position in the instruments underlying the futures contract, or by taking positions in i n s truments the prices of which are expected to move relatively consistently with the futures contract.

         A Subaccount may cover its sale of a call option on a futures contract by taking a long position in the underlying futures contract at a price less than or equal to the strike price of the call option, or, if the

                                                      II-14





   long position in the underlying futures contract is established at a price greater than the strike price of the written call, the Subaccount will maintain in a segregated account cash or high-grade liquid debt securities equal in value to the difference between the strike price of the call and the price of the future. A Subaccount may also cover its sale of a call option by taking positions in instruments the prices of which are expected to move relatively consistently with the call option. A Subaccount may cover its sale of a put option on a futures contract by taking a short position in the underlying futures contract at a price greater than or equal to the strike price of the put option, or, if the short position in the underlying futures contract is established at a price less than the strike price of the written put, the Subaccount will maintain in a segregated account cash or high-grade liquid debt securities equal in value to the difference between the strike price of the put and the price of the future. A Subaccount may also cover its sale of a put option by taking positions in instruments the prices of which are expected to move relatively consistently with the put option.

         Although the Subaccounts intend to sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Subaccount to substantial losses. If trading is not possible, or a Subaccount determines not to close a futures position in anticipation of adverse price movements, the Subaccount will be required to make daily cash payments of variation margin. The risk that the Subaccount will be unable to close out a futures position will be minimized by entering into such transactions on a national exchange with an active and liquid secondary market.

   Index Options Transactions

         The Nova Subaccount, the OTC Subaccount, and the Precious Metals Subaccount may purchase call options and write (sell) put options, and the Ursa Subaccount may purchase put options and write call options, on stock indexes. All of the Subaccounts may write and purchase put and call options on stock indexes in order to hedge or limit the exposure of their positions.

         A stock index fluctuates with changes in the market values of the stocks included in the index. Options on stock indexes give the holder the right to receive an amount of cash upon exercise of the option. Receipt of this cash amount will depend upon the closing level of the stock index upon which the option is based being greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option. The amount of cash received, if any, will be the difference between the closing

                                                      II-15





   price of the index and the exercise price of the option, multiplied by a specified dollar multiple. The writer (seller) of the option is obligated, in return for the purchase payments received from the purchaser of the option, to make delivery of this amount to the purchaser. Unlike the options on securities discussed below, all settlements of index options transactions are in cash.

         Some stock index options are based on a broad market index such as the S&P500 Index, the NYSE Composite Index, or the AMEX Major Market Index, or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index. Options currently are traded on the Chicago Board Options Exchange (the "CBOE"), the AMEX, and other exchanges (collectively, the "Exchanges"). Purchased over-the-counter options and the cover for written over-the-counter options will be subject to the respective Subaccount s 15% l i m i tation on investment in illiquid securities. See "Illiquid Securities," below.

         Each of the Exchanges has established limitations governing the maximum number of call or put options on the same index which may be bought or written (sold) by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different Exchanges or are held or written on one or more accounts or through one or more brokers). Under these limitations, option positions of all investment companies advised by the same investment adviser are combined for purposes of these limits. Pursuant to these limitations, an Exchange may order the liquidation of positions and may impose other sanctions or restrictions. These position limits may restrict the number of listed options which a Subaccount may buy or sell.

         Index options are subject to substantial risks, including the risk of imperfect correlation between the option price and the value of the underlying securities comprising the stock index selected and the risk that there might not be a liquid secondary market for the option. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether a Subaccount will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indexes, in an industry or market segment, rather than upon movements in the price of a particular stock. Whether a Subaccount will realize a profit or loss by the use of options on stock indexes will depend on movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than are required for predicting changes in the price of individual stocks. A Subaccount will not enter into an option position that exposes the Subaccount to an obligation to another party, unless the Subaccount either (i) owns an offsetting position in securities or other options and/or (ii) maintains with the Subaccount s custodian bank (and marks-to-market on a daily basis) a segregated account consisting of c a sh, U.S. Government Securities, or other liquid high-grade debt securities that, when added to the purchase payments deposited with respect to the option, are equal to the market value of the underlying stock index not otherwise covered.

                                                      II-16





   Options on Securities

         The Nova Subaccount, the OTC Subaccount, and Precious Metals Subaccount may buy call options and write (sell) put options on securities, and the Ursa Subaccount may buy put options and write call options on securities. By buying a call option, a Subaccount has the right, in return for a purchase payment paid during the term of the option, to buy the securities underlying the option at the exercise price. By writing a call option and receiving a purchase payment, a Subaccount becomes obligated during the term of the option to deliver the securities underlying the option at the exercise price if the option is exercised. By buying a put option, a Subaccount has the right, in return for a purchase payment paid during the term of the option, to sell the securities underlying the option at the exercise price. By writing a put option, a Subaccount becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price. The Subaccounts will only write options that are traded on recognized securities exchanges.

         When writing call options on securities, a Subaccount may cover its position by owning the underlying security on which the option is written. Alternatively, the Subaccount may cover its position by owning a call option on the underlying security, on a unit for unit basis, which is deliverable under the option contract at a price no higher than the exercise price of the call option written by the Subaccount or, if higher, by owning such call option and depositing and maintaining in a segregated account cash or liquid high-grade debt securities equal in value to the difference between the two exercise prices. In addition, a Subaccount may cover its position by depositing and maintaining in a segregated account cash or liquid high-grade debt securities equal in value to the exercise price of the call option written by the Subaccount. When a Subaccount writes a put option, the Subaccount will have and maintain on deposit with its custodian bank cash or liquid high-grade debt securities having a value equal to the exercise value of the option. The principal reason for a Subaccount to write call options on stocks held by the Subaccount is to attempt to realize, through the receipt of purchase payments, a greater return than would be realized on the underlying securities alone.

         If a Subaccount that writes an option wishes to terminate the Subaccount s obligation, the Subaccount may effect a "closing purchase transaction." The Subaccount accomplishes this by buying an option of the same series as the option previously written by the Subaccount. The effect of the purchase is that the writer s position will be canceled by the
   Options Clearing Corporation. However, a writer may not effect a closing purchase transaction after the writer has been notified of the exercise of an option. Likewise, a Subaccount which is the holder of an option may liquidate its position by effecting a "closing sale transaction." The Subaccount accomplishes this by selling an option of the same series as the option previously purchased by the Subaccount. There is no guarantee that either a closing purchase or a closing sale transaction can be effected. If any call or put option is not exercised or sold, the option will become worthless on its expiration date.


                                                      II-17





         A Subaccount will realize a gain (or a loss) on a closing purchase transaction with respect to a call or a put option previously written by the Subaccount if the purchase payment, plus commission costs, paid by the Subaccount to purchase the call or put option to close the transaction is less (or greater) than the purchase payment, less commission costs, received by the Subaccount on the sale of the call or the put option. The Subaccount also will realize a gain if a call or put option which the Subaccount has written lapses unexercised, because the Subaccount would retain the purchase payment.

         A Subaccount will realize a gain (or a loss) on a closing sale transaction with respect to a call or a put option previously purchased by the Subaccount if the purchase payment, less commission costs, received by the Subaccount on the sale of the call or the put option to close the transaction is greater (or less) than the purchase payment, plus commission costs, paid by the Subaccount to purchase the call or the put option. If a put or a call option which the Subaccount has purchased expires out-of-the-money, the option will become worthless on the expiration date, and the Subaccount will realize a loss in the amount of the purchase payment paid, plus commission costs.

         Although certain securities exchanges attempt to provide continuously liquid markets in which holders and writers of options can close out their positions at any time prior to the expiration of the option, no assurance can be given that a market will exist at all times for all outstanding options purchased or sold by a Subaccount. If an options market were to become unavailable, the Subaccount would be unable to realize its profits or limit its losses until the Subaccount could exercise options it holds, and the Subaccount would remain obligated until options it wrote were exercised or expired.

         Because option purchase payments paid or received by a Subaccount are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in common stocks.

   Short Sales

         The Ursa Subaccount and the Juno Subaccount also may engage in short sales transactions under which the Subaccount sells a security it does not own. To complete such a transaction, the Subaccount must borrow the security to make delivery to the buyer. The Subaccount then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at that time may be more or less than the price at which the security was sold by the Subaccount. Until the security is replaced, the Subaccount is required to pay to the lender amounts equal to any dividends or interest which accrue during the period of the loan. To borrow the security, the Subaccount also may be required to pay a purchase payment, which would increase the cost of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet the margin requirements, until the short position is closed out.

                                                      II-18





         Until the Ursa Subaccount or Juno Subaccount closes its short position or replaces the borrowed security, the Subaccount will: (a) maintain a segregated account containing cash or liquid high grade debt securities at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short, or (b) otherwise cover the Subaccount s short position.

   U.S. Government Securities

         The Bond Subaccount and the Money Market Subaccounts may invest in U.S. Government Securities in pursuit of their investment objectives, while all of the Subaccounts, except for the Money Market Subaccounts, may invest in U.S. Government Securities as "cover" for the investment techniques these Subaccounts employ as part of a cash reserve or for liquidity purposes.

         U.S. Treasury securities are backed by the full faith and credit of the U.S. Treasury. U.S. Treasury securities differ only in their interest rates, maturities, and dates of issuance. Treasury Bills have maturities of one year or less. Treasury Notes have maturities of one to ten years, and Treasury Bonds generally have maturities of greater than ten years at the date of issuance. Yields on short-, intermediate-, and long-term U.S. Government Securities are dependent on a variety of factors, including the general conditions of the money and bond markets, the size of a particular offering, and the maturity of the obligation. Debt securities with longer maturities tend to produce higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market value of U.S. Government Securities generally varies inversely with changes in market interest rates. An increase in interest rates, therefore, would generally reduce the market value of a Subaccount s portfolio investments in U.S. Government Securities, while a decline in interest rates would generally increase the market value of a Subaccount s portfolio investments in these securities.

         Certain U.S. Government Securities are issued or guaranteed by agencies or instrumentalities of the U.S. Government including, but not limited to, obligations of U.S. Government agencies or instrumentalities such as the Federal National Mortgage Association, the Government National Mortgage Association, the Small Business Administration, the Export-Import Bank, the Federal Farm Credit Administration, the Federal Home Loan Banks, Banks for Cooperatives (including the Central Bank for Cooperatives), the Federal Land Banks, the Federal Intermediate Credit Banks, the Tennessee Valley Authority, the Export-Import Bank of the United States, the Commodity Credit Corporation, the Federal Financing Bank, the Student Loan Marketing Association, and the National Credit Union Administration.

         S o m e obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government are backed by the full faith and credit of the U.S. Treasury. Such agencies and instrumentalities may borrow funds from the U.S. Treasury. However, no assurances can be given

                                                      II-19





   that the U.S. Government will provide such financial support to the obligations of the other U.S. Government agencies or instrumentalities in which a Subaccount invests, since the U.S. Government is not obligated to do so. These other agencies and instrumentalities are supported by either the issuer s right to borrow, under certain circumstances, an amount limited  to  a  specific  line  of  credit  from  the  U.S.  Treasury,  the discretionary authority of the U.S. Government to purchase certain obligations of an agency or instrumentality, or the credit of the agency or instrumentality itself.

         U.S. Government Securities may be purchased at a discount. Such securities, when held to maturity or retired, may include an element of capital gain.

   Repurchase Agreements

         U.S. Government Securities include repurchase agreements secured by U.S. Government Securities. Under a repurchase agreement, a Subaccount purchases a debt security and simultaneously agrees to sell the security back to the seller at a mutually agreed-upon future price and date, normally one day or a few days later. The resale price is greater than the purchase price, reflecting an agreed-upon market interest rate during the purchaser s holding period. While the maturities of the underlying securities in repurchase transactions may be more than one year, the term of each repurchase agreement will always be less than one year. A Subaccount will enter into repurchase agreements only with member banks of t h e Federal Reserve System or primary dealers of U.S. Government Securities. PADCO will monitor the creditworthiness of each of the firms which is a party to a repurchase agreement with any of the Subaccounts. In the event of a default or bankruptcy by the seller, the Subaccount will liquidate those securities (whose market value, including accrued interest, must be at least equal to 100% of the dollar amount invested by the Subaccount in each repurchase agreement) held under the applicable repurchase agreement, which securities constitute collateral for the seller s obligation to pay. However, liquidation could involve costs or delays and, to the extent proceeds from the sales of these securities were less than the agreed-upon repurchase price, the Subaccount would suffer a loss. A Subaccount also may experience difficulties and incur certain costs in exercising its rights to the collateral and may lose the interest the Subaccount expected to receive under the repurchase agreement. Repurchase agreements usually are for short periods, such as one week or less, but may be longer. It is the current policy of the Subaccounts to treat repurchase agreements that do not mature within seven days as illiquid for the purposes of their investment policies.

   Zero Coupon Bonds

         The Bond and Juno Subaccounts may invest in U.S. Treasury zero coupon securities. Unlike regular U.S. Treasury bonds which pay semi-annual interest, U.S. Treasury zero coupon bonds do not generate semi-annual coupon payments. Instead, zero coupon bonds are purchased at a substantial discount from the maturity value of such securities, and this discount is

                                                      II-20





   amortized as interest income over the life of the security. Zero coupon U.S. Treasury issues originally were created by government bond dealers who bought U.S. Treasury bonds and issued receipts representing an ownership interest in the interest coupons or in the principal portion of the bonds. Subsequently, the U.S. Treasury began directly issuing zero coupon bonds with the introduction of "Separate Trading of Registered Interest and Principal of Securities" (or "STRIPS"). While zero coupon bonds eliminate the reinvestment risk of regular coupon issues, that is, the risk of subsequently investing the periodic interest payments at a lower rate than that of the security held, zero coupon bonds fluctuate much more sharply than regular coupon-bearing bonds. Thus, when interest rates rise, the value of zero coupon bonds will decrease to a greater extent than will the value of regular bonds having the same interest rate.

   Reverse Repurchase Agreements

         The Ursa Subaccount, the Juno Subaccount, and the Money Market Subaccounts each may also use reverse repurchase agreements as part of the Subaccount s investment strategy. Reverse repurchase agreements involve sales by the Subaccount of portfolio assets concurrently with an agreement by the Subaccount to repurchase the same assets at a later date at a fixed price. Generally, the effect of such a transaction is that the Subaccount can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while the Subaccount will be able to keep the interest income associated with those portfolio securities. Such transactions are advantageous only if the interest cost to the Subaccount of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise. Opportunities to achieve this advantage may not always be available, and the Subaccounts intend to use the reverse repurchase technique only when it will be to the Subaccount s advantage to do so. Each Subaccount will establish a segregated account with the Separate Account s custodian bank in which the Subaccount will maintain cash or cash equivalents or other portfolio securities equal in value to the Subaccount s obligations in respect of reverse repurchase agreements.

   Borrowing

         Each Subaccount may borrow money to facilitate management of the Subaccount s portfolio by enabling the Subaccount to meet transfer or withdrawal requests when the liquidation of portfolio instruments would be inconvenient or disadvantageous. Such borrowing is not for investment purposes and will be repaid by the borrowing Subaccount promptly.

         As required by the 1940 Act, a Subaccount must maintain continuous asset coverage (total assets, including assets acquired with borrowed funds, less liabilities exclusive of borrowings) of 300% of all amounts borrowed. If, at any time, the value of the Subaccount s assets should fail to meet this 300% coverage test, the Subaccount, within three days (not including Sundays and holidays), will reduce the amount of the Subaccount s borrowings to the extent necessary to meet this 300% coverage. Maintenance of this percentage limitation may result in the sale of

                                                      II-21





   portfolio securities at a time when investment considerations otherwise indicate that it would be disadvantageous to do so.

         In addition to the foregoing, the Subaccounts are authorized to borrow money from a bank as a temporary measure for extraordinary or emergency purposes in amounts not in excess of 5% of the value of the Subaccount s total assets. This borrowing is not subject to the foregoing 300% asset coverage requirement. The Subaccounts are authorized to pledge portfolio securities as PADCO deems appropriate in connection with any borrowings.

   When-Issued and Delayed-Delivery Securities

         The Subaccounts may purchase securities on an when-issued or delayed-delivery basis (i.e., delivery and payment can take place a month or more after the date of the transaction). These securities are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time a Subaccount makes the commitment to purchase securities on a when-issued or delayed-delivery basis, the Subaccount will record the transaction and thereafter reflect the value, each day, of that security in determining the Subaccount's Accumulation Unit Value. A Subaccount will not purchase securities on a when-issued or delayed-delivery basis if, as a result, more than 15% (10% with respect to each of the Money Market Subaccounts) of the Subaccount s net assets would be so invested.

   Lending of Portfolio Securities

         The Subaccounts may lend portfolio securities to brokers, dealers, and financial institutions, provided that cash equal to at least 100% of the market value of the securities loaned is deposited by the borrower with the lending Subaccount and is maintained each business day in a segregated account pursuant to applicable regulations. While such securities are on loan, the borrower will pay the lending Subaccount any income accruing thereon, and the Subaccount may invest the cash collateral in portfolio securities, thereby earning additional income. A Subaccount will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which the Contracts are sold and will not lend more than 33 % of the value of the Subaccount s total assets, except that each of the Money Market Subaccounts will not lend more than 10% of its total assets. Loans of portfolio securities are subject to termination by the lending Subaccount on four business days' notice, or by the borrower on one day's notice. Borrowed securities must be returned when the loan is terminated. Any gain or loss in the market price of the borrowed securities which occurs during the term of the loan inures to the lending Subaccount. A lending Subaccount may pay reasonable finders, borrowers, administrative, and custodial fees in connection with a loan.

   Investments in Other Investment Companies

         The Subaccounts (other than the Bond Subaccount and the Money Market Subaccounts) may invest in the securities of another investment company (the "acquired company") provided that the Subaccount, immediately after

                                                      II-22





   such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Subaccount; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Subaccount) having an aggregate value in excess of 10% of the value of the total assets of the Subaccount. The Bond Subaccount and the Money Market Subaccounts may invest in the securities of other investment companies only as part of a merger, reorganization, or acquisition, subject to the requirements of the 1940 Act.

         If a Subaccount invests in, and, thus, is a shareholder of, another investment company, the Subaccount s Contract Owners will indirectly bear the Subaccount s proportionate share of the fees and expenses paid by such other investment company, including advisory fees, in addition to both the advisory fees payable directly by the Subaccount to PADCO and the other expenses that the Subaccount bears directly in connection with the Subaccount s own operations.

   Illiquid Securities

         While none of the Subaccounts anticipates doing so, each Subaccount may purchase illiquid securities, including securities that are not readily marketable. A Subaccount will not invest more than 15% (10% with respect to each of the Money Market Subaccounts) of the Subaccount s net assets in illiquid securities. Each Subaccount will adhere to a more restrictive limitation on the Subaccount s investment in illiquid securities as required by the insurance laws of those jurisdictions where Contracts are sold. The term "illiquid securities" for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Subaccount has valued the securities. Under the current guidelines of the SEC staff, illiquid securities also are considered to include, among other securities, purchased over-the-counter options, certain cover for over-the-counter options, repurchase agreements with maturities in excess of seven days, and certain securities whose disposition is restricted under the Federal securities laws. The Subaccount may not be able to sell illiquid securities when PADCO considers it desirable to do so or may have to sell such securities at a price that is lower than the price that could be obtained if the securities were more liquid. In addition, the sale of illiquid securities also may require more time and may result in higher dealer discounts and other selling expenses than does the sale of securities that are not illiquid. Illiquid securities also may be more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in illiquid securities may have an adverse impact on Accumulation Unit Value.

   Cash Reserve

         As a cash reserve or for liquidity purposes, each Subaccount may temporarily invest all or part of its assets in cash or cash equivalents,

                                                      II-23





   which include, but are not limited to, short-term money market instruments, U.S. Government Securities, certificates of deposit, banker s acceptances, or repurchase agreements secured by U.S. Government Securities.


                            PORTFOLIO TRANSACTIONS AND
                                    BROKERAGE

         Subject to policies established by the Managers, PADCO determines which securities to purchase and sell for each Subaccount, selects brokers and dealers to effect the transactions, and negotiates commissions. PADCO expects that the Subaccounts may execute brokerage or other agency transactions through registered broker-dealers, for a commission, in conformity with the 1940 Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. In placing orders for portfolio transactions, PADCO's policy is to obtain the most favorable price and efficient execution available. Brokerage commissions are normally paid on exchange-traded securities transactions and on options and futures transactions, as well as on common stock transactions. In order to obtain the brokerage and research services described below, a higher commission may sometimes be paid.

         When selecting broker-dealers to execute portfolio transactions, PADCO considers many factors, including the rate of commission or size of the broker-dealer s "spread," the size and difficulty of the order, the nature of the market for the security, the willingness of the broker-dealer to position, the reliability, financial condition, general execution and
   o p e r ational capabilities of the broker-dealer, and the research, statistical and economic data furnished by the broker-dealer to PADCO. Conversely, broker-dealers which supply research may be selected for execution of transactions for such other accounts, while the data may be used by PADCO in providing investment advisory services to the Subaccounts.


                        MANAGEMENT OF THE SEPARATE ACCOUNT

   Board of Managers

         Although the assets of the Separate Account are the property of Great American Reserve, certain responsibilities and powers with respect to the Separate Account have been conferred upon the Managers of the Separate Account in order to comply with applicable provisions of the 1940 Act. Those responsibilities and powers are: (i) to approve the Separate Account's investment advisory agreement and its continuance; (ii) to select the Separate Account's independent public accountants; (iii) to recommend changes in the fundamental investment policies of the Subaccount for approval by Contract Owners and to make changes in non-fundamental investment policies of the Subaccounts; (iv) to review periodically the investment portfolios of the Subaccounts to ascertain that the Subaccounts are being managed in accordance with the investment objectives and policies of the Subaccounts; (v) to make findings or determinations contemplated for an investment company's board of directors by the 1940 Act or rules or

                                                      II-24





   interpretations thereunder; and (vi) to approve agreements, acts, or transactions respecting the Separate Account that are submitted to the Separate Account by Great American Reserve. The identity and principal occupations of the initial members of the Managers appointed by Great American Reserve and certain officers of the Separate Account elected or appointed by the Managers are set forth in the Statement of Additional Information.

   PADCO

         As discussed above, PADCO provides the Subaccounts in the Separate Account investment advice. PADCO is a Maryland corporation with offices at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852. PADCO was incorporated in the State of Maryland on July 5, 1994. Albert P. Viragh, Jr., the Chairman of the Board and the President of PADCO, owns a controlling interest in PADCO and in PADCO Advisors, Inc. ("PADCO I"), an affiliated person of PADCO that serves as the investment adviser to Rydex Series Trust, a registered investment company. From 1985 until the incorporation of PADCO I, Mr. Viragh was a Vice President of Money Management Associates ("MMA"), a Maryland-based registered investment adviser. From 1992 to June 1993, Mr. Viragh was the portfolio manager of The Rushmore Nova Portfolio, a series of The Rushmore Fund, Inc., an investment company managed by MMA. From 1989 to 1992, Mr. Viragh was the Vice President of Sales and Marketing for The Rushmore Fund, Inc. Since 1993, Mr. Viragh has served as the Chairman of the Board and the President of PADCO I, a Maryland corporation with offices at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852. Since January 1994, Mr. Viragh has served as the portfolio manager for the Ursa Fund, a series of Rydex Series Trust. Mr. Viragh received his bachelor s degree in Business Administration from Spring Hill College, of Mobile, Alabama, in 1964.

         The portfolio manager for the Nova Subaccount and the Juno Subaccount is Thomas Michael, who joined PADCO in March 1994. Since March 1994, Mr. Michael has served as the portfolio manager for the Nova Fund, a series of Rydex Series Trust. From 1992 to February 1994, Mr. Michael was a financial markets analyst at Cedar Street Investment Management Co., of Chicago, Illinois, an institutional consulting firm specializing in developing hedging and speculative strategies in stock index futures contracts and U.S. Treasury bond futures contracts. From 1989 to 1991, Mr. Michael was the Director of Research for Chronometrics, Inc., of Chicago, Illinois, a registered commodity trading adviser and was responsible for managing the firm s proprietary, on-line trading model for twelve financial futures contracts. Mr. Michael received his bachelor of arts degree in Geology from Colgate University, of Hamilton, New York, in 1974.

         The portfolio manager for the OTC Subaccount and the Bond Subaccount is Terry Apple, who joined PADCO in January 1994. Since January 1994, Mr. Apple has served as the portfolio manager for the Rydex OTC Fund and the Rydex U.S. Government Bond Fund, each a series of Rydex Series Trust. From 1992 to December 1993, Mr. Apple was employed by MMA and was the Director of Investments for The Rushmore Fund, Inc. From 1985 to 1991, Mr. Apple was a Vice President and the Director of Technical Research for Cale

                                                      II-25





   Futures, Inc. ( Cale ), of Hilton Head, South Carolina, a registered commodity trading adviser, and managed Multitech Partners, a commodity pool advised by Cale. Mr. Apple received his bachelor s degree in Business Administration from Baylor University, of Waco, Texas, in 1964.

         The portfolio manager of the Ursa Subaccount, the Precious Metals Subaccount, and the Money Market Subaccounts is Michael P. Byrum. Mr. Byrum has served as the portfolio manager for the Rydex Precious Metals Fund since December 1993, the Juno Fund since March 1995, and the Rydex U.S. Government Money Market Fund since December 1993 (each of these mutual funds is a series of Rydex Series Trust). Prior to July 1993, Mr. Byrum worked for one year as an investor representative with MMA. Mr. Byrum s responsibilities at MMA included brokerage solicitation and investor relations. Mr. Byrum received his bachelor s degree in Business Administration from Miami University, of Oxford, Ohio, in 1992.

         Pursuant to an investment advisory agreement between the Separate Account and PADCO, dated __________________, 1996 (the "PADCO Advisory Agreement"), subject to the general supervision and control of the Separate Account's Board of Managers and the officers of the Separate Account, and in conformity with the stated investment objectives, policies, and restrictions of the Separate Account, PADCO will manage the investment and reinvestment of the assets of each of the Subaccounts and determine the c o mposition of assets of each Subaccount, including the purchase, retention, and disposition of securities and other investments. Under the PADCO Advisory Agreement, the Subaccounts each pay PADCO a fee at an annualized rate, based on the average daily net assets of each respective Subaccount, of 0.75% for the Nova Subaccount, the OTC Subaccount, and the Precious Metals Subaccount, 0.90% for the Ursa Subaccount and the Juno Subaccount, 0.50% for the Bond Subaccount and the Money Market I Subaccount, and 0.25% for the Money Market II Subaccount. The advisory fee paid by each of the Nova Subaccount, the OTC Subaccount, the Precious Metals Subaccount, the Juno Subaccount, and the Ursa Subaccount, is higher than the advisory fee paid by most other investment companies.

         PADCO bears all costs associated with providing these advisory services to the Subaccounts and the expenses of the Managers who are affiliated persons of PADCO. Additional information concerning the PADCO Advisory Agreement and PADCO is set forth in the Statement of Additional Information.

   PADCO Service Company, Inc.

         As discussed above, the Subaccounts (other than the Money Market II Subaccount) are provided Contract Owner services, including, among others, tactical allocation administrative services, Financial Advisor communications (including receipt of and acting upon transfer requests), tactical allocation bookkeeping, determination of Accumulation Unit Values, and portfolio accounting services, by PADCO Service Company, Inc. (the "Servicer"), a Maryland corporation with offices at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852, subject to the general supervision and control of the Managers and the officers of the Separate

                                                      II-26





   Account, and pursuant to a Subaccount administration agreement between the Separate Account and the Servicer, dated _______________, 1996. The Servicer is wholly-owned by Albert P. Viragh, Jr., who is the Chairman of the Board of Managers and the President of the Separate Account and the sole controlling person and majority owner of PADCO. The Servicer was incorporated in the State of Maryland on October 6, 1993.

         Pursuant to the Subaccount Administration Agreement, each Subaccount (other than the Money Market II Subaccount) pays the Servicer a fee at an annualized rate, based on the average daily net assets for that Subaccount, of 0.25% for the Nova, Ursa, and Juno Subaccounts, and 0.20% for the OTC, Precious Metals, Bond, and Money Market I Subaccounts. The Servicer provides these Subaccounts with all required Subaccount administrative services, including, without limitation, office space, equipment, and personnel; clerical and general back office services; tactical allocation bookkeeping, internal accounting, and secretarial services; and the determination of Accumulation Unit Values. The Servicer pays all fees and expenses that are directly related to the services provided by the Servicer to these Subaccounts; each Subaccount reimburses the Servicer for all fees and expenses incurred by the Servicer which are not directly related to the services the Servicer provides to the Subaccount under the Subaccount Administration Agreement. Additional information concerning the Subaccount Administration Agreement and the Servicer is set forth in the Statement of Additional Information.

         T h e Money Market II Subaccount does not pay any Subaccount administration fee.

   Costs and Expenses

         Each Subaccount bears all expenses of its operations other than those assumed by PADCO or the Servicer. Subaccount expenses include: the advisory fee; the Subaccount administration fee; custodian and accounting fees and expenses; legal and auditing fees; securities valuation expenses; fidelity bonds and other insurance premiums; expenses of preparing and printing prospectuses, confirmations, proxy statements, and Contract Owner reports and notices; registration fees and expenses; proxy and annual meeting expenses, if any; all Federal, state, and local taxes (including, w i t h out limitation, stamp, excise, income, and franchise taxes); organizational costs; and non-interested Managers fees and expenses; the costs and expenses of surrendering Accumulation Units of a Subaccount; fees and expenses paid to any securities pricing organization; dues and expenses associated with membership in any mutual fund or insurance organization; and costs for incoming telephone WATTS lines. In addition, each of the eight Subaccounts pays an equal portion of the fees and expenses for attendance at Manager meetings to the Managers who are not affiliated with or interested persons of PADCO or Great American Reserve.

         Great American Reserve and PADCO have advanced the organizational expenses of the Separate Account. These costs, which are approximately $5,000 per Money Market Subaccount and $95,180 per the remaining six Subaccounts, will be reimbursed by each Subaccount, and each Subaccount

                                                      II-27





   will amortize these costs over a five year period from the date the Subaccount commences operations.



















































                                                      II-28





                                TABLE OF CONTENTS
                       STATEMENT OF ADDITIONAL INFORMATION
                                                                     Page

   GENERAL INFORMATION AND HISTORY

   INVESTMENT POLICIES AND TECHNIQUES OF THE SUBACCOUNTS
         General
         Options Transactions
         Foreign Securities
         Repurchase Agreements
         Borrowing
         When-Issued and Delayed-Delivery Securities
         Portfolio Turnover

   INVESTMENT RESTRICTIONS OF THE SUBACCOUNTS

   BOARD OF MANAGERS OF THE SEPARATE ACCOUNT
         Managers
         Other Officers of PADCO
         PADCO

   PORTFOLIO TRANSACTIONS AND BROKERAGE

   DETERMINATION OF ACCUMULATION UNIT VALUES

   PERFORMANCE INFORMATION

   UNDERWRITER OF THE CONTRACTS

   INDEPENDENT ACCOUNTANTS

   CUSTODY

   FINANCIAL STATEMENTS

   APPENDIX A
















                                                      II-29





























                                      PART B


                       STATEMENT OF ADDITIONAL INFORMATION

























   PAGE

                       STATEMENT OF ADDITIONAL INFORMATION
                                             , 1996

                      RYDEX ADVISOR VARIABLE ANNUITY ACCOUNT
                                       of
                     GREAT AMERICAN RESERVE INSURANCE COMPANY
     Administrative Office Address: 11815 North Pennsylvania Street, Carmel, Indiana 46032
                              Phone:  (800) 888-4918

                  INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                      FLEXIBLE PREMIUMS -- NONPARTICIPATING

                                 Offered through

                          PADCO Financial Services, Inc.

          Address: 6116 Executive Boulevard, Rockville, Maryland  20852
                              Phone: (800) 820-0888

         Purchase payments for the variable annuity contract described in the Prospectus (the "Contract") will be allocated to the Rydex Advisor Variable Annuity Account (the "Separate Account"), a segregated investment account of Great American Reserve Insurance Company ("Great American Reserve"), unless allocation to Great American Reserve's Fixed Account is selected. Initial purchase payments allocated to the Separate Account will first be placed in the Money Market I Subaccount for the 14 days following the date of issue (the "Contract Date"). You bear the full investment risk with respect to the Separate Account.

         This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus of the Separate Account,
   dated             , 1996.  The Prospectus may be obtained without charge by
   writing or calling PADCO Financial Services, Inc., at the addresses or phone numbers set forth above.
















   PAGE

                                TABLE OF CONTENTS
                       STATEMENT OF ADDITIONAL INFORMATION
                                                                     Page

   GENERAL INFORMATION AND HISTORY                             B-

   INVESTMENT POLICIES AND TECHNIQUES OF THE SUBACCOUNTS B-
         General                                                     B-
         Options Transactions                                  B-
         Foreign Securities                                          B-
         Repurchase Agreements                                 B-
         Borrowing                                                   B-
         When-Issued and Delayed-Delivery Securities           B-
         Portfolio Turnover                                          B-

   INVESTMENT RESTRICTIONS OF THE SUBACCOUNTS                  B-

   BOARD OF MANAGERS OF THE SEPARATE ACCOUNT             B-
         Managers                                                    B-
         Other Officers of PADCO                               B-
         PADCO                                                 B-

   PORTFOLIO TRANSACTIONS AND BROKERAGE                        B-

   DETERMINATION OF ACCUMULATION UNIT VALUES             B-

   PERFORMANCE INFORMATION                                     B-

   UNDERWRITER OF THE CONTRACTS                                B-

   INDEPENDENT ACCOUNTANTS                                     B-

   CUSTODY                                                           B-

   FINANCIAL STATEMENTS                                        B-

   APPENDIX A                                                  B-
















                                                       B-2





                         GENERAL INFORMATION AND HISTORY

         Great American Reserve, originally organized in 1937, is principally engaged in the life insurance business in 47 states and the District of Columbia. Great American Reserve is a stock company organized under the laws of the State of Texas and a wholly-owned subsidiary of Conseco, Inc. ("Conseco"). The operations of Great American Reserve are handled by Conseco. Conseco is a publicly-owned financial services holding company, the principal operations of which are in the development, marketing, and administration of specialized annuity and life insurance products. Conseco is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

         The Separate Account was established by Great American Reserve.


                        INVESTMENT POLICIES AND TECHNIQUES
                                OF THE SUBACCOUNTS

         The following discussion supplements the discussion under "Investment Objectives and Policies of the Subaccounts" and "Investment Techniques and Other Investment Policies" in Part II of the Prospectus.

   General

         Set forth below is further information relating to the Subaccounts. Portfolio investment advice is provided to each Subaccount by PADCO Advisors II, Inc. ("PADCO"), a Maryland corporation with offices at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852. The investment strategies of the Subaccounts discussed below, and as discussed in the
   Separate Account's Prospectus, may be used by a Subaccount if, in the opinion of PADCO, these strategies will be advantageous to the Subaccount. A Subaccount is free to reduce or eliminate the Subaccount's activity in any of those areas without changing the Subaccount's fundamental investment policies. There is no assurance that any of these strategies or any other strategies and methods of investment available to a Subaccount will result in the achievement of the Subaccount's objectives.

   Options Transactions

         The Nova Subaccount, The OTC Subaccount, and the Precious Metals Subaccount may buy call options and write (sell) put options on securities, and the Ursa Subaccount may buy put options and write call options on securities for the purpose of realizing the Subaccount's investment objective. By writing a call option on securities, a Subaccount becomes obligated during the term of the option to sell the securities underlying the option at the exercise price if the option is exercised. By writing a put option, a Subaccount becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price if the option is exercised.

         During the term of the option, the writer may be assigned an exercise notice by the broker-dealer through whom the option was sold. The exercise

                                                       B-3





   notice would require the writer to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates upon expiration of the option, or at such earlier time that the writer effects a closing purchase transaction by purchasing an option covering the same underlying security and having the same exercise price and expiration date as the one previously sold. Once an option has been exercised, the writer may not execute a closing purchase transaction. To secure the obligation to deliver the underlying security in the case of a call option, the writer of a call option is required to deposit in escrow the underlying security or other assets in accordance with the rules of the Options Clearing Corporation (the "OCC"), an institution created to interpose itself between buyers and sellers of options. The OCC assumes the other side of every purchase and sale transaction on an exchange and, by doing so, gives its guarantee to the transaction.

   Foreign Securities

         The Precious Metals Subaccount may invest in issuers located outside the United States. These purchases may be made by purchasing American Depository Receipts ("ADRs"), "ordinary shares," or "New York shares" in the United States. ADRs are dollar-denominated receipts representing interests in the securities of a foreign issuer, which securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by United States banks and trust companies which evidence ownership of underlying securities issued by a foreign corporation. Generally, ADRs in registered form are designed for use in domestic securities markets and are traded on exchanges or over-the-counter in the United States. Ordinary shares are shares of foreign issuers that are traded abroad and on a United States exchange. New York shares are shares that a foreign issuer has allocated for trading in the United States. ADRs, ordinary shares, and New York shares all may be purchased with and sold for U.S. dollars, which protects the Precious Metals Subaccount from the foreign settlement risks described below.

         Investing in foreign companies may involve risks not typically associated with investing in United States companies. The value of securities denominated in foreign currencies, and of dividends from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Foreign securities markets generally have less trading volume and less liquidity than United States markets, and prices in some foreign markets can be very volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those that apply to United States companies, and it may be more difficult to obtain reliable information regarding a foreign issuer's financial condition and operations. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions, and custodial fees, generally are higher than for United States investments.

         Investing in companies located abroad carries political and economic risks distinct from those associated with investing in the United States.

                                                       B-4





   Foreign investments may be affected by actions of foreign governments adverse to the interests of United States Contract Owners, including the possibility of expropriation or nationalization of assets, confiscatory taxation, restrictions on United States investment, or on the ability to repatriate assets or to convert currency into U.S. dollars. There may be a greater possibility of default by foreign governments or foreign-government sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic, or social instability, military action or unrest, or adverse diplomatic developments.

         At the present time, there are five major producers and processors of gold bullion and other precious metals and minerals. In order of magnitude, these producers and processors are: the Republic of South Africa, the former republics of the former Soviet Union, Canada, the United States, and Australia. Political and economic conditions in several of these countries may have a direct effect on the mining, distribution, and price of precious metals and minerals, and on the sales of central bank gold holdings, particularly in the case of South Africa and the former republics of the former Soviet Union. South African mining stocks represent a special risk in view of the history of political unrest in that country. Besides that factor, various government bodies such as the South African Ministry of Mines and the Reserve Bank of South Africa exercise regulatory authority over mining activity and the sale of gold. The policies of these South African government bodies in the future could be detrimental to the Precious Metals Subaccount's objectives.

   Repurchase Agreements

         As discussed in the Separate Account's Prospectus, each of the S u b a c counts may enter into repurchase agreements with financial institutions. The Subaccounts each follow certain procedures designed to minimize the risks inherent in such agreements. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose condition will be continually monitored by PADCO. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, a Subaccount will seek to liquidate such collateral. However, the exercising of each Subaccount's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Subaccount could suffer a loss. The investments of each of the Subaccounts in repurchase agreements, at times, may be substantial when, in the view of the appropriate Subaccount Advisor, liquidity or other considerations so warrant.

   Borrowing

         The Nova Subaccount and the Bond Subaccount do not presently, but may in the future, borrow money, including borrowing for investment purposes. Borrowing for investment is known as leveraging. Leveraging investments,

                                                       B-5





   by purchasing securities with borrowed money, is a speculative technique which increases investment risk, but also increases investment opportunity. Since substantially all of a Subaccount s assets will fluctuate in value, w h ereas the interest obligations on borrowings may be fixed, the Accumulation Unit Value of the Subaccount will increase more when the Subaccount s portfolio assets increase in value and decrease more when the Subaccount s portfolio assets decrease in value than would otherwise be the case. Moreover, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the returns on the borrowed funds. Under adverse conditions, the Nova Subaccount and the Bond Subaccount might have to sell portfolio securities to meet interest or principal payments at a time investment considerations would not favor such sales. The Nova Subaccount and the Bond Subaccount intend to use leverage during periods when PADCO believes that the respective Subaccount s investment objective would be furthered.

   When-Issued and Delayed-Delivery Securities

         As discussed in the Separate Account's Prospectus, each Subaccount, from time to time, in the ordinary course of business, may purchase securities on a when-issued or delayed-delivery basis, (i.e., delivery and payment can take place between a month and 120 days after the date of the transaction). At the time of delivery of the securities, the value of the securities may be more or less than the purchase price. The Subaccount will also establish a segregated account with the Subaccount's custodian bank in which the Subaccount will maintain cash or cash equivalents or other portfolio securities equal in value to commitments for such when-issued or delayed-delivery securities.



   Portfolio Turnover

         As discussed in the Separate Account's prospectus, PADCO anticipates that owners of the Contract ("Contract Owners") whose purchase payments are being allocated to the Subaccounts, as part of a tactical allocation or m a rket-timing investment strategy, will frequently transfer amounts allocated under the Contract ("Contract Values") among the Subaccounts (other than the Money Market II Subaccount). Because each Subaccount's portfolio turnover rate to a great extent will depend on the purchase, withdrawal, and exchange activity of the Subaccount's Contract Owners, it is very difficult to estimate what the Subaccount's actual turnover rate will be in the future.

         "Portfolio Turnover Rate" is defined under the rules of the Securities and Exchange Commission (the "SEC") as the value of the securities purchased or securities sold, excluding all securities whose maturities at time of acquisition were one year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one year are excluded from the calculation of portfolio turnover rate. Instruments excluded from the calculation of portfolio turnover generally

                                                       B-6





   would include the futures contracts and option contracts in which the Subaccounts invest since such contracts generally have a remaining maturity of less than one year. All instruments held by a Subaccount during a specified period may have a remaining maturity of less than one year in which case the portfolio turnover rate for that period, under the definition, would be equal to zero. However, because of the nature of the Subaccounts, as described above, it is anticipated that their portfolio turnover will be unusually high.













































                                                       B-7





                          INVESTMENT RESTRICTIONS OF THE
                                   SUBACCOUNTS

         As described in the section of the Prospectus entitled "Investment Objectives and Policies," each of the Subaccounts has adopted certain investment restrictions as fundamental policies which cannot be changed without the approval of the holders of a "majority" of the outstanding units of interest in the Subaccount ("Accumulation Units"), as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). As relevant, the term "majority" is defined in the 1940 Act as the lesser of:
   (i) 67% or more of Subaccount Accumulation Units present at a meeting of Contract Owners, if the holders of more than 50% of the outstanding Accumulation Units of the Subaccount are present or represented by proxy; or (ii) more than 50% of the outstanding Subaccount Accumulation Units. For purposes of the following limitations, all percentage limitations apply immediately after a purchase or initial investment. Any subsequent change in a particular percentage resulting from fluctuations in value does not require the elimination of any security from a Subaccount's portfolio. Policies 1 to 19 below are fundamental investment policies of each affected Subaccount and may not be changed without a vote of the Contract Owners with Contract Value allocated to the Subaccount.

         The following restriction is applicable to all Subaccounts:

         A Subaccount shall not:

         1. Purchase the securities of any issuer if the purchase would cause more than 5% of the value of the Subaccount's total assets to be invested in the securities of any one issuer (excluding U.S. Government Securities) or cause more than 10% of the voting securities of the issuer to be held by the Subaccount, except that up to 25% of the value of each Subaccount's total assets may be invested without regard to these restrictions.

         2.    Invest  25%  or  more  of  the  value of the Subaccount's total assets in the securities of one or more issuers conducting their principal business activities in the same industry; except that the Precious Metals Subaccount will invest 25% or more of the value of the Precious Metals Subaccount's total assets in the securities in the metals-related and minerals-related industries; and except, that to the extent that the benchmark index selected for a particular Subaccount is concentrated in a particular industry, that Subaccount will be concentrated in that industry, but will not otherwise be concentrated. This limitation does not apply to investments or obligations of the U.S. Government or any of its agencies or instrumentalities.

         The following restrictions are applicable to all Subaccounts other than the Money Market Subaccounts:


                                                       B-8





         A Subaccount shall not:

         3. Lend any security or make any other loan if, as a result, more than 33 % of the value of the Subaccount's total assets would be lent to other parties, except (i) through the purchase of a portion of an issue of debt securities in accordance with the Subaccount's investment objective, policies, and limitations, or (ii) by engaging in repurchase agreements with respect to portfolio securities, or (iii) through the loans of portfolio securities provided the borrower maintains collateral equal to at least 100% of the value of the borrowed security and marked-to-market daily.

         4.    Underwrite securities of any other issuer.

         5. Purchase, hold, or deal in real estate or oil and gas interests, although the Subaccount may purchase and sell securities that are secured by real estate or interests therein and may purchase mortgage-related securities and may hold and sell real estate acquired for the Subaccount as a result of the ownership of securities.

         6. Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act) (including the amount of senior securities issued but excluding liabilities and indebtedness not constituting senior securities), except that the Subaccount may issue senior securities in connection with transactions in options, futures, options on futures, and other similar investments, and except as otherwise permitted herein and in Investment Restriction Nos. 6, 8, 9, 10, 11, and 12, as applicable to the Subaccount.

         7. Pledge, mortgage, or hypothecate the Subaccount's assets, except to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with (i) the writing of covered put and call options, (ii) the purchase of securities on a forward-commitment or delayed-delivery basis, and (iii) collateral and initial or variation margin arrangements with respect to currency transactions, options, futures contracts, including those relating to indexes, and options on futures contracts or indexes.

         8. Invest in commodities except that (i) the Subaccount may purchase and sell futures contracts, including those relating to securities, currencies, indexes, and options on futures contracts or indexes and currencies underlying or related to any such futures contracts, and purchase and sell currencies (and options thereon) or securities on a forward-commitment or delayed-delivery basis, and (ii) the Precious Metals Subaccount may invest in precious metals and precious minerals.


                                                       B-9





         The following restriction is applicable to the Ursa Subaccount, the OTC Subaccount, the Precious Metals Subaccount, the Juno Subaccount, and the Money Market Subaccounts:

         A Subaccount shall not:

         9. B o r r ow money, except (i) as a temporary measure for extraordinary or emergency purposes and then only in amounts not in excess of 5% of the value of the Subaccount's total assets from a bank or (ii) in an amount up to one-third of the value of the Subaccount's total assets, including the amount b o rrowed, in order to meet redemption requests without immediately selling portfolio instruments. This provision is not for investment leverage but solely to facilitate management of the portfolio by enabling the Subaccount to meet redemption requests when the liquidation of portfolio instruments would be inconvenient or disadvantageous. The Juno Subaccount shall not make purchases while borrowing in excess of 5% of the value of its total assets. For purposes of this limitation, Subaccount assets invested in reverse repurchase agreements are included in the amounts borrowed.

         The following restriction is applicable to the Nova Subaccount, the OTC Subaccount, the Precious Metals Subaccount, and the Bond Subaccount:

         A Subaccount shall not:

         10. Make short sales of portfolio securities or purchase any portfolio securities on margin, except for short-term credits necessary for the clearance of transactions. The deposit or payment by the Subaccount of initial or variation margin in c o nnection with futures or options transactions is not considered to be a securities purchase on margin. The Subaccount may engage in short sales if, at the time of the short sale, the Subaccount owns or has the right to acquire an equal amount of the security being sold at no additional cost ("selling against the box"); except that the Bond Subaccount may not engage in short sales against the box.

         The following restriction is applicable to the Nova Subaccount and the Bond Subaccount:

         A Subaccount shall not:

         11. Borrow money, except the Subaccount may borrow money (i) from a bank in an amount not in excess of 33 % of the total value of the Subaccount's assets (including the amount borrowed) less the Subaccount's liabilities (not including the Subaccount's borrowings), and (ii) for temporary purposes in an amount not in excess of 5% of the total value of the Subaccount's assets.



                                                      B-10





         The following restriction is applicable to the Ursa Subaccount and the Juno Subaccount:

         A Subaccount shall not:

         12. Make short sales of portfolio securities or maintain a short position unless at all times when a short position is open (i) t h e Subaccount maintains a segregated account with the S u b account's custodian to cover the short position in accordance with the position of the SEC or (ii) the Subaccount
               o w ns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short.

         The  following  restrictions  are  applicable  to  the  Money  Market
   Subaccounts:

         A Subaccount shall not:

         13. Make loans to others except through the purchase of qualified debt obligations, loans of portfolio securities and entry into repurchase agreements.

         14. Lend the Subaccount's portfolio securities in excess of 15% of the Subaccount's total assets. Any loans of the Subaccount's portfolio securities will be made according to guidelines established by the Board of Managers of the Separate Account, including maintenance of cash collateral of the borrower equal at all times to the current market value of the securities loaned.

         15.   I s s u e   senior  securities,  except  as  permitted  by  the
               Subaccount's investment objectives and policies.

         16.   Write or purchase put or call options.

         17. Invest in securities of other investment companies, except as these securities may be acquired as part of a merger,
               c o n solidation,   acquisition   of   assets,   or   plan   of
               reorganization.

         18. Mortgage, pledge, or hypothecate the Subaccount's assets except to secure permitted borrowings. In those cases, the Subaccount may mortgage, pledge, or hypothecate assets having a market value not exceeding the lesser of the dollar amounts borrowed or 10% of the value of total assets of the Subaccount at the time of the borrowing.

         19. Make short sales of portfolio securities or purchase any portfolio securities on margin, except for short-term credits necessary for the clearance of transactions.

                                                      B-11





         The Managers have adopted additional investment restrictions for each Subaccount. These restrictions are not fundamental investment policies, but rather are operating policies of each Subaccount, as indicated, and may be changed by the Managers without Contract Owner approval. With respect to each of the Subaccounts, except as otherwise indicated, these additional investment restrictions adopted by the Managers, to date, are as follows:

         1.    The Subaccount will not invest in warrants.

         2. T h e Subaccount will not invest in real estate limited partnerships.

         3. The Subaccount will not invest in mineral leases; except that the Precious Metals Subaccount may invest in mineral leases although the Precious Metals Subaccount does not presently intend to invest in such leases.

         In addition, none of the Subaccounts presently intends:

         1. To enter into currency transactions; except that the Precious Metals Subaccount may enter into currency transactions although the Precious Metals Subaccount does not presently intend to enter into such transactions.

         2. To purchase illiquid securities. If in the future, a Subaccount does purchase illiquid securities, the Subaccount will not invest more than 15% of its assets in illiquid securities; except that each of the Money Market Subaccounts will not invest more than 10% of its assets in illiquid securities. Each Subaccount will adhere to a more restrictive l i m i tation on the Subaccount's investment in illiquid s e curities as required by the insurance laws of those jurisdictions where Subaccount Accumulation Units are offered for sale.

         3. T o purchase and sell real property (including limited partnership interests), to purchase and sell securities that are secured by real estate or interests therein, to purchase mortgage-related securities, or to hold and sell real estate acquired for the Subaccount as a result of the ownership of securities.

         If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in the investment's percentage of the value of the Subaccount's total assets resulting from a change in such values or assets will not constitute a violation of the percentage restriction.


                                BOARD OF MANAGERS
                             OF THE SEPARATE ACCOUNT


                                                      B-12





         The Board of Managers of the Separate Account (the "Managers") are responsible for the general supervision of the Separate Account's business. The day-to-day operations of the Separate Account are the responsibilities of the Separate Account's officers. The names, addresses, and ages of the Managers of the Separate Account and the officers of PADCO, together with information as to their principal business occupations during the past five years, are set forth below. Fees and expenses for non-interested Managers will be paid by the Separate Account.

   Managers

   Albert P. Viragh, Jr. (54)*

         Chairman of the Board of Managers of the Separate Account; Chairman of the Board, President, and Treasurer of PADCO Advisors II, Inc., investment adviser to the Separate Account, 1996 to present; Chairman of the Board of Trustees and President of Rydex Series Trust, a registered investment company; Chairman of the Board, President, and Treasurer of PADCO Advisors, Inc., investment adviser to Rydex Series Trust, 1993 to present; portfolio manager of the Ursa Fund, a series of Rydex Series Trust, 1994 to present; Chairman of the Board, President, and Treasurer of PADCO Service Company, Inc., shareholder and transfer agent servicer to the Separate Account, 1993 to present; Chairman of the Board, President, and Treasurer of PADCO Financial Services, Inc., a registered broker-dealer firm, and the Separate Account's principal underwriter, 1996 to present; Vice President of Rushmore Investment Advisors Ltd., a registered investment adviser, 1985 to 1993. Address: 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852.

   Corey A. Colehour (50)

         Manager of the Separate Account; Trustee of Rydex Series Trust, 1993 to present; Senior Vice President of Marketing of Schield Management Company, a registered investment adviser, 1985 to present. Address:
         6116 Executive Boulevard, Suite 400, Rockville, Maryland  20852.

   J. Kenneth Dalton (54)

         Manager of the Separate Account; Trustee of Rydex Series Trust, 1995 to present; Mortgage Banking Consultant and Investor, The Dalton Group, April 1995 to present; President, CRAM Mortgage Group, Inc. 1966 to April 1995. Address: 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852.

   Roger Somers (51)

         Manager of the Separate Account; Trustee of Rydex Series Trust, 1993 to present; President, Arrow Limousine, 1963 to present. Address:
         6116 Executive Boulevard, Suite 400, Rockville, Maryland  20852.

   L. Gregory Gloeckner (42)*

                                                      B-13





         Manager of the Separate Account; Senior Vice President, Conseco, Inc., October 1994 to present; Vice President, Continuum, August to October 1994; Vice President, Variable Product Administration, Monarch Life Insurance Company and First Variable Life Company, 1993 to 1994; self-employed consultant from 1991 to 1993; and Vice President, Beneficial Standard Life Insurance Company, 1989 to 1991.
         Address:  11815 North Pennsylvania Street, Carmel, Indiana  46032.

   _________________________

   * This Manager is deemed to be an "interested person" of the Separate Account, within the meaning of Section 2(a)(19) of the 1940 Act, because this person is affiliated with PADCO, as described herein.

   Other Officers of PADCO

   Timothy P. Hagan (52)

         Treasurer and Vice President of the Separate Account; Vice President of PADCO; Treasurer and Vice President of Rydex Series Trust, 1993 to present; Employee of PADCO Service Company, Inc., 1993 to present; President and Director of Rushmore Services, Inc., a registered transfer agent, 1981 to 1993. Address: 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852.

   Robert M. Steele (37)

         Secretary and Vice President of the Separate Account; Vice President of PADCO; Secretary and Vice President of Rydex Series Trust, 1995 to present; Vice President of PADCO Advisors, Inc., 1994 to present; Vice President of The Boston Company, Inc., an institutional money management firm, 1987 to 1994. Address: 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852.

         Messrs. Colehour, Dalton, and Somers comprise the Audit Committee of the Managers. The Audit Committee reviews, and reports to the Managers on the scope and results of, the Separate Account's audits and related matters.


         The Separate Account pays each Manager who is not an interested person of the Separate Account and Great American Reserve $1,500 per meeting attended and reimbursement for actual out-of-pocket expenses relating to attendance at meetings.


   PADCO

         PADCO, which has its office at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852, provides the Subaccounts with investment advisory services. PADCO was incorporated in the State of Maryland on July 5, 1994. Albert P. Viragh, Jr., the Chairman of the Board of Managers of

                                                      B-14





   the Separate Account and the President of PADCO, owns a controlling interest in PADCO.

         U n d e r an investment advisory agreement with PADCO, dated ___________________, 1996, PADCO serves as the investment adviser for each Subaccount and provides investment advice to the Subaccounts and oversees the day-to-day operations of the Subaccounts, subject to direction and control by the Managers. Pursuant to the advisory agreement with PADCO, the Subaccounts pay PADCO the following fees at an annual rate based on the average daily Accumulation Units for each respective Subaccount, as set forth below:

         Nova Subaccount                     0.75%
         Ursa Subaccount                     0.90%
         OTC Subaccount                            0.75%
         Precious Metals Subaccount          0.75%
         Bond Subaccount                     0.50%
         Juno Subaccount                     0.90%
         Money Market I Subaccount           0.50%
         Money Market II Subaccount          0.25%

         PADCO manages the investment and the reinvestment of the assets of each of the Subaccounts, in accordance with the investment objectives, policies, and limitations of the Subaccount, subject to the general supervision and control of the Managers. PADCO bears all costs associated with providing these advisory services and the expenses of the Managers of the Separate Account who are affiliated with or interested persons of PADCO. In addition, PADCO has voluntarily agreed to reimburse each Subaccount (up to the amount of the applicable advisory fee) through June
   30, 1997, and until such later date as PADCO may determine, for other expenses incurred by the Subaccount so that the total annual expenses, including advisory fees, for the respective Subaccounts do not exceed 4.55% for the Nova Subaccount, 4.65% for the Ursa Subaccount, 4.55% for the OTC Subaccount, 4.55% for the Precious Metals Subaccount, 4.15% for the Bond
   Subaccount, 4.65% for the Juno Subaccount, 3.95% for the Money Market I Subaccount, and 1.75% for the Money Market II Subaccount.


                       PORTFOLIO TRANSACTIONS AND BROKERAGE

         Subject to the general supervision by the Managers, PADCO is responsible for decisions to buy and sell securities for each of the S u b accounts, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. PADCO expects that the Subaccounts may execute brokerage or other agency transactions through registered broker-dealers, for a commission, in conformity with the 1940 Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

           PADCO, and its affiliates (collectively, the "PADCO Advisors") may serve as investment managers to a number of clients, including other investment companies. It is the practice of the PADCO Advisors to cause

                                                      B-15





   purchase and sale transactions to be allocated among the Subaccounts and others whose assets the PADCO Advisors manage as the PADCO Advisors deem equitable. The main factors considered by the PADCO Advisors in making such allocations among the Subaccounts and other client accounts of the PADCO Advisors are the respective investment objectives, the relative size
   o f portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held, and the opinions of the person(s) responsible, if any, for managing the portfolios of the Subaccounts and the other client accounts.

         The policy of each Subaccount regarding purchases and sales of securities for the Subaccount's portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient executions of transactions. Consistent with this policy, when securities transactions are effected on a stock exchange, each Subaccount's policy is to pay commissions which are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. Each Subaccount believes that a requirement always to seek the lowest possible commission cost could impede effective portfolio management and preclude the Subaccount and the PADCO Advisors from obtaining a high quality of brokerage and research services. In seeking to d e termine the reasonableness of brokerage commissions paid in any transaction, the PADCO Advisors rely upon their experience and knowledge regarding commissions generally charged by various brokers and on their judgment in evaluating the brokerage and research services received from the broker effecting the transaction. Such determinations are necessarily subjective and imprecise, as in most cases an exact dollar value for those services is not ascertainable.

         Purchases and sales of obligations of the U.S. Treasury, or obligations either issued or guaranteed, as to principal and interest, by agencies or instrumentalities of the U.S. Government ("U.S. Government Securities"), are normally transacted through issuers, underwriters, or major dealers in U.S. Government Securities acting as principals. Such transactions are made on a net basis and do not involve payment of
   b r okerage commissions. The cost of securities purchased from an underwriter usually includes a commission paid by the issuer to the underwriters; transactions with dealers normally reflect the spread between bid and asked prices.

         In seeking to implement a Subaccount's policies, the PADCO Advisors effect transactions with those brokers and dealers whom the PADCO Advisors believe provide the most favorable prices and are capable of providing efficient executions. If the PADCO Advisors believe such prices and executions are obtainable from more than one broker or dealer, the PADCO Advisors may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Subaccount or the PADCO Advisors. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

                                                      B-16





         If the broker-dealer providing these additional services is acting as a principal for its own account, no commissions would be payable. If the broker-dealer is not a principal, a higher commission may be justified, at the determination of the PADCO Advisors, for the additional services.

         The information and services received by the PADCO Advisors from brokers and dealers may be of benefit to the PADCO Advisors in the management of accounts of some of the PADCO Advisors' other clients and may not in all cases benefit a Subaccount directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the PADCO Advisors and thereby reduce the PADCO Advisors' expenses, this information and these services are of indeterminable value and the advisory fees paid to the PADCO Advisors are not reduced by any amount that may be attributable to the value of such information and services.


                    DETERMINATION OF ACCUMULATION UNIT VALUES

         T h e c urrent market values of the Accumulation Units (the "Accumulation Unit Values") for each of the Subaccounts are determined each day on which the New York Stock Exchange (the "NYSE") is open for business. Currently, the NYSE is closed on weekends and on the following holidays:
   (i)  New  Year  s  Day,  President  s  Day, Good Friday, Memorial Day, July
   Fourth, Labor Day, Thanksgiving Day, and Christmas Day; and (ii) the preceding Friday when any one of those holidays falls on a Saturday or the subsequent Monday when any one of those holidays falls on a Sunday. Accumulation Unit Values will be determined at 4:00 P.M. Eastern Time for the Nova, Ursa, Precious Metals, OTC and each of the Money Market
   Subaccounts   and  at  3:00  P.M.  Eastern  Time  for  the  Bond  and  Juno
   Subaccounts.

         For purposes of determining the Accumulation Unit Value of a Subaccount, options and futures contracts will be valued 15 minutes after the 4:00 P.M., Eastern Time, close of trading on the NYSE, except that U.S. Treasury bond options and futures contracts traded on the CBOT will be valued at 3:00 P.M., Eastern Time, the close of trading of that exchange. Options on securities and indices purchased by a Subaccount generally are valued at their last bid price in the case of exchange-traded options or, in the case of options traded in the OTC market, the average of the last bid price as obtained from two or more dealers unless there is only one dealer, in which case that dealer s price is used. The value of a futures contract equals the unrealized gain or loss on the contract that is determined by marking the contract to the current settlement price for a like contract acquired on the day on which the futures contract is being valued. The value of options on futures contracts is determined based upon the current settlement price for a like option acquired on the day on which the option is being valued. A settlement price may not be used for the foregoing purposes if the market makes a limit move with respect to a particular commodity.



                                                      B-17





         OTC securities held by a Subaccount shall be valued at the last sales price or, if no sales price is reported, the mean of the last bid and asked price is used. The portfolio securities of a Subaccount that are listed on a national exchange or foreign stock exchange are taken at the last sales price of such securities on that exchange; if no sales price is reported, the mean of the last bid and asked price is used. For valuation purposes, all assets and liabilities initially expressed in foreign currency values will be converted into U.S. dollar values at the mean between the bid and the offered quotations of such currencies against U.S. dollars as last quoted by any recognized dealer. If such quotations are not available, the rate of exchange will be determined in good faith by the Managers.
   Dividend income and other distributions are recorded on the ex-dividend date, except for certain dividends from foreign securities which are recorded as soon as the Separate Account is informed after the ex-dividend date.

         Illiquid securities, securities for which reliable quotations or pricing services are not readily available, and all other assets will be valued at their respective fair value as determined in good faith by, or under procedures established by, the Managers, which procedures may include the delegation of certain responsibilities regarding valuation to PADCO or the officers of the Separate Account. PADCO and officers of the Separate Account report, as necessary, to the Managers regarding portfolio valuation determination. The Managers, from time to time, will review these methods of valuation and will recommend changes which may be necessary to assure that the investments of the Subaccounts are valued at fair value.


                             PERFORMANCE INFORMATION

   Total Return Calculations

         From time to time, each of the Subaccounts (other than the Money Market Subaccounts) may include its total return for prior periods in advertisements or reports to Contract Owners or prospective Contract Owners. Quotations of average annual total return for a Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in the Subaccount over a period of at least 1, 5, and 10 years (up to the life of the Subaccount) (the ending date of the period will be stated), or for the life of the Subaccount. Other total return quotations, aggregate over other time periods for the Subaccount, also may be included. Total return of a Subaccount is calculated from two factors: the amount of dividends earned by each Subaccount unit and by the increase or decrease in value of the Subaccount's unit value.

         The total return of a Subaccount for a particular period represents the increase (or decrease) in the value of a hypothetical investment in the Subaccount from the beginning to the end of the period. Total return is calculated by subtracting the value of the initial investment from the ending value and showing the difference as a percentage of the initial investment; this calculation assumes that the initial investment is made at the current Accumulation Unit Value and that all income dividends or

                                                      B-18





   c a p i tal gains distributions during the period are reinvested in Accumulation Units of the Subaccount at Accumulation Unit Value. Total return is based on historical earnings and asset value fluctuations and is not intended to indicate future performance.

         Average annual total return quotations for various periods are computed by finding the average annual compounded rate of return over the period that would equal the initial amount invested to the ending contract value available for withdrawal. A more-detailed description of the method by which the total return of a Subaccount is calculated is contained in this Statement of Additional Information under "Calculation of Return Quotations."

   Yield Calculations

         In addition to total return information, the Bond Subaccount may also advertise its current "yield." Yield figures are based on historical earnings and are not intended to indicate future performance. Yield is determined by analyzing the Bond Subaccount s net income per unit for a thirty-day (or one-month) period (which period will be stated in the advertisement), and dividing by the maximum offering price per unit on the last day of the period. Calculation of yield does not include any applicable withdrawal charges. A "bond equivalent" annualization method is used to reflect a semi-annual compounding.

         F o r purposes of calculating yield quotations, net income is determined by a standard formula prescribed by the SEC to facilitate comparison with yields quoted by other investment companies. Net income computed for this formula differs from net income reported by the Bond Subaccount in accordance with generally accepted accounting principles and from net income computed for Federal income tax reporting purposes. Thus, the yield computed for a period may be greater or less than the Bond Subaccount s then-current dividend rate.

         The Bond Subaccount s yield is not fixed and will fluctuate in response to prevailing interest rates and the market value of portfolio securities, and as a function of the type of securities owned by the Bond Subaccount, portfolio maturity, and the Bond Subaccount s expenses.

         Yield quotations should be considered relative to changes in the Accumulation Unit Value of the Bond Subaccount, the Bond Subaccount s investment policies, and the risks of investing in Bond Subaccount units. The investment return and principal value of an investment in the Bond Subaccount will fluctuate so that a Contract Owner's Accumulation Units, when redeemed, may be worth more or less than their original cost.

         From time to time, each of the Money Market Subaccounts advertise their "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of a Money Market Subaccount refers to the income generated by an investment in the Money Market Subaccount over a seven-day period (which period will be stated in the advertisement). This income is then

                                                      B-19





   "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in a Money Market Subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. A description of the respective methods by which the yield of the Bond Subaccount and the current and effective yields of the Money Market Subaccounts are calculated is contained in this Statement of Additional Information under "Information on Computation of Yield."

         Since yield fluctuates, yield data cannot necessarily be used to compare an investment in units of the Bond Subaccount or the Money Market Subaccounts with bank deposits, savings accounts, and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Contract Owners of the Bond Subaccount and Money Market Subaccounts should remember that yield generally is a function of the kind and quality of the instrument held in portfolio, portfolio maturity, operating expenses, and market conditions.

   Comparisons of Investment Performance

         Performance information for each of the Subaccounts contained in reports to Contract Owners or prospective Contract Owners, advertisements, and other promotional literature may be compared to the record of various unmanaged indexes for the same period. In conjunction with performance reports, promotional literature, and/or analyses of Contract Owner service for a Subaccount, comparisons of the performance information of the Subaccount for a given period to the performance of recognized, unmanaged indexes for the same period may be made. Such indexes include, but are not limited to, ones provided by Dow Jones & Company, Standard & Poor s
   Corporation, Lipper Analytical Services, Inc., Shearson Lehman Brothers, National Association of Securities Dealers, Inc., The Frank Russell
   Company, Value Line Investment Survey, the American Stock Exchange, the Philadelphia Stock Exchange, Morgan Stanley Capital International, Wilshire Associates, the Financial Times-Stock Exchange, and the Nikkei Stock Average and Deutcher Aktienindex, all of which are unmanaged market indicators. Such comparisons can be a useful measure of the quality of a Subaccount s investment performance.

         In particular, performance information for the Nova Subaccount, the Ursa Subaccount, and the Precious Metals Subaccount may be compared to various unmanaged indexes, including, but not limited to, the Standard & Poor's 500 Composite Stock Price Index (the "S&P500 Index") or the Dow Jones Industrial Average. Performance information for the Precious Metals Subaccount also may be compared to its current benchmark, the Philadelphia Stock Exchange Gold/Silver Index (the "XAU Index"). Performance information for the OTC Subaccount may be compared to various unmanaged indexes, including, but not limited to, its current benchmark, the NASDAQ 100 Index , and the NASDAQ Composite Index . The NASDAQ Composite Index comparison may be provided to show how the OTC Subaccount's total return

                                                      B-20





   compares to the record of a broad average of over-the-counter stock prices over the same period. The OTC Subaccount has the ability to invest in securities not included in the NASDAQ 100 Index or the NASDAQ Composite Index, and the OTC Subaccount's investment portfolio may or may not be similar in composition to NASDAQ 100 Index or the NASDAQ Composite Index. The NASDAQ Composite Index is based on the prices of an unmanaged group of stocks and, unlike the OTC Subaccount's returns, the returns of the NASDAQ Composite Index, and such other unmanaged indexes, may assume the reinvestment of dividends, but generally do not reflect payments of brokerage commissions or deductions for operating costs and other expenses of investing. Performance information for the Bond Subaccount and the Juno Subaccount may be compared to the price movement of the Current Long
   Treasury Bond (the "Long Bond") and to various unmanaged indexes, including, but not limited to, the Shearson Lehman Government (LT) Index . Such unmanaged indexes may assume the reinvestment of dividends, but generally do not reflect deductions for operating costs and expenses.

         In addition, rankings, ratings, and comparisons of investment performance and/or assessments of the quality of Contract Owner service appearing in publications such as Money, Forbes, Kiplinger s Magazine, Personal Investor, Morningstar, Inc., the Morningstar Variable Annuity/Life Reporter, VARDS, and similar sources which utilize information compiled
   (i)  internally,  (ii)  by  Lipper Analytical Services, Inc. ("Lipper"), or
   (iii) by other recognized analytical services, may be used in sales literature. The Morningstar Variable Annuity/Life Reporter consists of nearly 700 variable life and annuity funds, all of which report their data net of investment advisory fees, direct operating expenses, and separate account charges. VARDS is a monthly reporting service that monitors approximately 760 variable life and variable annuity funds on performance and account information. The total return of each Subaccount (other than the Money Market Subaccounts) may be compared to the performance of broad groups of comparable subaccounts or mutual funds with similar investment goals, as such performance is tracked and published by such independent organizations as Lipper, and CDA Investment Technologies, Inc., among others. When Lipper's tracking results are used, the Subaccount will be compared to Lipper's appropriate fund category, that is, by fund objective and portfolio holdings. Accordingly, the Lipper ranking and comparison, which may be used by the Separate Account in performance reports, will be drawn from the "Capital Appreciation Subaccounts" grouping for each of the Nova Subaccount and the Ursa Subaccount, from the "Small Company Growth Subaccounts" grouping for the OTC Subaccount, from the "Precious Metals
   Subaccounts" grouping for the Precious Metals Subaccount, and from the " B ond Subaccounts" grouping for the Bond Subaccount and the Juno Subaccount. In addition, the broad-based Lipper groupings may be used for comparison to any of the Subaccounts. Rankings may be listed among one or more of the asset-size classes as determined by Lipper. Since the assets in all Subaccounts are always changing, a Subaccount may be ranked within one Lipper asset-size class at one time and in another Lipper asset-size class at some other time. Footnotes in advertisements and other marketing literature will include the time period and Lipper asset-size class, as applicable, for the ranking in question. Performance figures are based on historical results and are not intended to indicate future performance.

                                                      B-21





   Calculation of Return Quotations

         For purposes of quoting and comparing the performance of a Subaccount (other than a Money Market Subaccount) to that of relevant market indexes in advertisements or in reports to Contract Owners, performance for the Subaccount may be stated in terms of average annual total return. Total return is calculated according to the following formula:

                                       P(1+T)n=ERV

        Where:    P =     a hypothetical initial payment of $1,000;

                  T =     average annual total return;

                  n =     number of years (1, 5, or 10); and

                 ERV = ending Contract Value available for withdrawal of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year periods at the end of the 1, 5, or 10 year periods (or fractional portion thereof).

   Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Separate Account. In calculating the ending redeemable value, all dividends and distributions by a Subaccount are assumed to have been reinvested. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value. The deduction for the tactical allocation on advisory fee will be included in the determination of standard total return in any performance advertising for the Subaccounts.

         From time to time, each Subaccount also may include in such advertising an aggregate total return figure calculated by assuming the allocation of $10,000 to the Subaccount and assuming reinvestment of each dividend or other distribution. Percentage increases are determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the beginning value. Each Subaccount may show non-standardized total returns and average annual total returns that do not include sales loads, which, if included, would reduce the percentages reported.

   Information on Computation of Yield

         The Bond Subaccount. In addition to the total return quotations discussed above, the Bond Subaccount also may advertise its yield based on a thirty-day (or one month) period ended on the date of the most recent

                                                      B-22





   balance sheet included in the Separate Account's Registration Statement, computed by dividing the net investment income per Bond Subaccount unit earned during the period by the maximum offering price per Bond Subaccount unit on the last day of the period, according to the following formula:

                                 YIELD =  2[(  a-b  +1)6-1]
                                             cd

         Where:    a =     d i vidends  and  interest  earned  during  the
                           period;

                   b = e x penses accrued for the period (net of reimbursements);

                   c = the average daily number of units outstanding during the period that were entitled to receive dividends; and

                   d = the maximum offering price per unit on the last day of the period.

   Under this formula, interest earned on debt obligations, for purposes of "a" above, is calculated by (i) computing the yield to maturity of each obligation held by the Bond Subaccount based on the market value of the obligation (including actual accrued interest) at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest), (ii) dividing that figure by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest as referred to above) to determine the interest income on the obligation that is in the Bond Subaccount's portfolio (assuming a month of thirty days), and (iii) computing the total of the interest earned on all debt obligations and all dividends accrued on all equity securities during the thirty-day or one month period. In computing dividends accrued, dividend income is recognized by accruing 1/360 of the stated dividend rate of a security each day that the security is in the Bond Subaccount's portfolio. Undeclared earned income, computed in accordance with generally accepted accounting principles, may be subtracted from the maximum offering price calculation required pursuant to "d" above.

         The Bond Subaccount from time to time may also advertise its yield based on a thirty-day period ending on a date other than the most recent balance sheet included in the Separate Account's Registration Statement, computed in accordance with the yield formula described above, as adjusted to conform with the differing period for which the yield computation is based.

         Any quotation of performance stated in terms of yield (whether based on a thirty-day or one month period) will be given no greater prominence than the information prescribed under SEC Rules. In addition, all advertisements containing performance data of any kind will include a legend disclosing that such performance data represents past performance

                                                      B-23





   and that the investment return and principal value of an investment will fluctuate so that a Contract Owner's units, when redeemed, may be worth more or less than their original value.

         The Money Market Subaccounts. Each of the Money Market Subaccounts' annualized current yield, as may be quoted from time to time in advertisements and other communications to Contract Owners and potential Contract Owners, is computed by determining, for a stated seven-day period, the net change, exclusive of capital changes and including the value of additional Accumulation Units purchased with dividends and any dividends declared therefrom (which reflect deductions of all expenses of the Money Market Subaccount such as advisory fees), in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7).

         Each of the Money Market Subaccounts' respective annualized effective yield, as may be quoted from time to time in advertisements and other communications to Contract Owners and potential Contract Owners, is computed by determining (for the same stated seven-day period as the current yield) the net change, exclusive of capital changes and including the value of additional Accumulation Units purchased with dividends and any dividends declared therefrom (which reflect deductions of all expenses of the Money Market Subaccount, as appropriate, such as advisory fees), in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result.

         The yields quoted in any advertisement or other communication should not be considered a representation of the yields of either of the Money Market Subaccounts in the future since the yield is not fixed. Actual yields will depend not only on the type, quality, and maturities of the investments held by the Money Market Subaccount and changes in interest rates on such investments, but also on changes in the Money Market Subaccount's expenses during the period.

         Yield information may be useful in reviewing the performance of the Money Market Subaccounts and for providing a basis for comparison with other investment alternatives. However, unlike bank deposits or other investments, which typically pay a fixed yield for a stated period of time, the yields of the Money Market Subaccounts fluctuate.


                           UNDERWRITER OF THE CONTRACTS

         PADCO Financial Services, Inc. ("PFS"), is the principal underwriter of the Contracts. The offering of the Contracts is continuous, although Great American Reserve has reserved the right to suspend the offer and sale

                                                      B-24





   of the Contracts whenever, in its opinion, market or other conditions make a suspension appropriate. The Contracts are sold by authorized broker-dealers, including registered representatives of PFS. These registered representatives are also Great American Reserve's licensed insurance agents. Great American Reserve, from its general account, pays commissions to PFS not to exceed 6.0% of purchase payments.


                             INDEPENDENT ACCOUNTANTS

         The financial statements of Great American Reserve and the Statement of Assets and Liabilities of the Separate Account included in the Prospectus and the Statement of Additional Information have been examined by Coopers & Lybrand LLP, independent accountants, for the periods indicated in their reports as stated in their opinions, and have been so included in reliance upon such opinion given upon the authority of that firm as experts in accounting and auditing.


                                     CUSTODY

         Boston Safe Deposit and Trust Company, a Massachusetts trust company with its principal place of business at One Boston Place, Boston, Massachusetts 02108, acts as the Custodian bank for the Separate Account and each of the Subaccounts. The securities of the Subaccount are held by the Custodian in the Federal book-entry system pursuant to a custodial agreement.


                               FINANCIAL STATEMENTS

         Financial statements of the Great American Reserve included herein should be considered only as bearing on the ability of Great American Reserve to meet its obligations under the Contract. No financial statements for the Separate Account are included herein, because the Separate Account had not commenced operations as of the date of this Statement of Additional Information.
















                                                      B-25





                                    APPENDIX A

                             COMMERCIAL PAPER RATINGS

   Moody's Investors Service, Inc.

         Commercial  paper  rated  "Prime"  by Moody's Investors Service, Inc.
   ("Moody's"),  is  based  upon Moody's evaluation of many factors including:
   (1) the management of the issuer; (2) the issuer's industry or industries and the speculative-type risks which may be inherent in certain areas; (3) the issuer's products in relation to competition and customer acceptance;
   (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issue; and (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Relative differences in these factors determine whether the issuer's commercial paper is rated "Prime-1," "Prime-2," or "Prime-3" by Moody's.

         "Prime-1" indicates a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in well-established industries; (2) high rates of return on funds employed;
   (3) conservative capitalization structures with moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well-established access to a range of financial markets and assured sources of alternative liquidity.

         "Prime-2" indicates a strong capacity for repayment of short-term promissory obligations. This repayment capacity normally will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.




   Standard & Poor's Rating Group

         Commercial paper rated by Standard & Poor's Rating Group has the following characteristics: (1) liquidity ratios adequate to meet cash requirements; (2) long-term senior debt is rated "A" or better; (3) the issuer has access to at least two additional channels of borrowing; (4) basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; (5) typically, the issuer's industry is well-established and the issuer has a strong position within the industry; and
   (6) the reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determine whether the issuer's commercial paper is rated "A-1," "A-2," or "A-3."



                                                      B-26





         A-1 -- This designation rating indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

         A-2   --  The  capacity  for  timely  payment  on  issues  with  this designation rating is strong; however, the relative degree of safety is not as high as for issues designated "A-1."

   Fitch Investors Service, Inc.

         Commercial paper rated by Fitch Investors Service, Inc. ("Fitch"), reflects Fitch's current appraisal of the degree of assurance of timely payment of such debt. An appraisal results in the rating of an issuer's paper as "F-1," "F-2," "F-3," or "F-4."

         F-1 -- This designation rating indicates that the commercial paper is regarded as having the strongest degree of assurance for timely payment.

         F-2 -- Commercial paper issues assigned this designation rating reflect an assurance of timely payment only slightly less in degree than those issues rated "F-1."

   Duff and Phelps Credit Rating Co.

         Short-term ratings by Duff & Phelps Credit Rating Co. ("Duff") are consistent with the rating criteria utilized by money market participants. The ratings apply to all obligations with maturities of under one year, including commercial paper, the uninsured portion of certificates of d e p osit, unsecured bank loans, master notes, bankers acceptances, irrevocable letters of credit, and current maturities of long-term debt. Asset-backed commercial paper is also rated according to this scale.

         An  emphasis  of  Duff's short-term ratings is placed on "liquidity,"
   which is defined as not only cash from operations, but also access to alternative sources of funds including trade credit, bank lines, and the capital markets. An important consideration is the level of an obligor's reliance on short-term funds on an ongoing basis.

         The distinguishing feature of Duff's short-term ratings is the refinement of the traditional "1" category. The majority of short-term debt issuers carry the highest rating, yet quality differences exist within that tier. As a consequence, Duff has incorporated gradations of "1+" (one plus) and "1-" (one minus) to assist investors in recognizing those differences.

         Duff 1+ -- This designation rating indicates the highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

         Duff  1 -- This designation rating indicates a very high certainty of
   timely  payment.    Liquidity  factors  are excellent and supported by good
   fundamental protection factors.  Risk factors are minor.


                                                      B-27





         Duff 2 -- This designation rating indicates a good certainty of timely payment. Liquidity factors and company fundamental are sound. Although ongoing funding needs may enlarge total financing requirements, access capital markets is good. Risk factors are small.


   IBCA, Inc.

         In  addition  to  conducting  a  careful  review  of an institution's reports and published figures, IBCA's analysts regularly visit the companies for discussions with senior management. These meetings are fundamental to the preparation of individual reports and ratings. To keep abreast of any changes that may affect assessments, analysts maintain contact throughout the year with the management of the companies that the analysts cover.

         IBCA's analysts speak the languages of the countries that the analysts cover, which is essential to maximize the value of their meetings with management and to analyze properly a company's written materials. IBCA's analysts also have a thorough knowledge of the laws and accounting practices that govern the operations and reporting of companies within the various countries.

         Often, in order to ensure a full understanding of their position, companies entrust IBCA with confidential data. While these data cannot be disclosed in reports, these data are taken into account by IBCA when assigning IBCA's ratings. Before dispatch to subscribers, a draft of the report is submitted to each company to permit the correction of any factual errors and to enable the clarification of issues raised.

         IBCA's Rating Committees meet at regular intervals to review all ratings and to ensure that individual ratings are assigned consistently for institutions in all the countries covered. Following these committee meetings, IBCA ratings are issued directly to subscribers. At the same time, the company is informed of the ratings as a matter of courtesy, but not for discussion.

         A1+ -- This designation rating indicates obligations supported by the highest capacity for timely repayment.

         A1 -- This designation rating indicates obligations supported by a very strong capacity for timely repayment.

         A2 -- This designation rating indicates obligations supported by a strong capacity for timely repayment, although such capacity may be susceptible to adverse changes in business, economic, or financial conditions.









                                                      B-28





























                             FINANCIAL STATEMENTS OF

                     GREAT AMERICAN RESERVE INSURANCE COMPANY


























   PAGE

                       Incorporated herein by reference to
                         Pre-Effective Amendment No. 1 to
                      the Registration Statement on Form N-3
                 for The Rydex Advisor Variable Annuity Account,
                           filed on September 27, 1996

























   PAGE

                      STATEMENT OF ASSETS AND LIABILITIES OF
                        THE RYDEX ADVISOR VARIABLE ANNUITY
                      ACCOUNT, AS OF SEPTEMBER 25, 1996, AND
                           INDEPENDENT AUDITORS  REPORT

























   PAGE

                         Incorporated herein by reference
                       to Pre-Effective Amendment No. 1 to
                      the Registration Statement on Form N-3
                 for The Rydex Advisor Variable Annuity Account,
                           filed on September 27, 1996

























   PAGE

                                      PART C


                                OTHER INFORMATION

























   PAGE

                            PART C:  OTHER INFORMATION


   Item 28.  Financial Statements and Exhibits

   (a)   Financial Statements:

         (1) Statement of Assets and Liabilities of the Registrant, Rydex Advisor Variable Annuity Account.2/

         (2)      Financial   statements  of  the  Insurance  Company,  Great
                  American Reserve Insurance Company.2/

   (b)   Exhibits:

         (1) Resolutions of the Executive Committee of the Board of Directors of Great American Reserve Insurance Company.1/

         (2)      Separate  Account  Rules for Rydex Advisor Variable Annuity
                  Account.2/

         (3) Form of Custodian Agreement Between Rydex Advisor Variable A n n uity Account and Boston Safe Deposit and Trust Company.2/

         (4) Form of Investment Advisory Agreement Between Rydex Advisor Variable Annuity Account and PADCO Advisors II, Inc.2/
         ___________________________

         1/       Incorporated  herein  by  reference to initial Registration
                  Statement,  filed  on  May  2,  1996  (CIK  No. 0001013169;
                  Accession No. 0000906287-96-000070).
         2/       Incorporated herein by reference to Pre-Effective Amendment
                  No.  1  to  this Registration Statement, filed on September
                  27, 1996.
         3/       Filed herewith.

















                                                       C-1





   Item 28. (Cont d)

         (5)(a) Form of Underwriting Agreement Among Great American Reserve Insurance Company, Rydex Advisor Variable Annuity Account, and PADCO Financial Services, Inc.3/

         (5)(b) Form of Group Selling Agreement Among Great American Reserve Insurance Company, PADCO Financial Services, Inc., Broker, and Insurance Agent.3/

         (6)      Form of Variable Annuity Contract.1/

         (7)      Form of Application for Variable Annuity Contract.3/

         (8) Certificate of Incorporation and Bylaws of Great American Reserve Insurance Company.1/

         (9)      Not Applicable.

         (10)     Not Applicable.

         (11)(a) Form of Subaccount Administration Agreement Between Rydex Advisor Variable Annuity Account and PADCO Service Company, Inc.2/

         (11)(b) Form of Accounting Services Agreement Between Rydex Advisor Variable Annuity Account and PADCO Service Company, Inc.2/

         ___________________________

         1/       Incorporated  herein  by  reference to initial Registration
                  Statement,  filed  on  May  2,  1996  (CIK  No. 0001013169;
                  Accession No. 0000906287-96-000070).
         2/       Incorporated herein by reference to Pre-Effective Amendment
                  No.  1  to  this Registration Statement, filed on September
                  27, 1996.
         3/       Filed herewith.




   Item 28. (Cont d)

         (11)(c) Form of Fidelity Bond Allocation Agreement Among Rydex Advisor Variable Annuity Account, PADCO Advisors II, Inc., Rydex Series Trust, PADCO Advisors, Inc., and PADCO Service Company, Inc.2/

         (11)(d) Form of Joint Account Agreement Between Rydex Advisor Variable Annuity Account and PADCO Advisors II, Inc.2/



                                                       C-2





         (12)     O p inion  of  Great  American  Reserve  Insurance  Company
                  Counsel.2/

         (13)(a)  Opinion and Consent of Coopers & Lybrand LLP.3/

         (13)(b)  Consent of Jorden Burt Berenson & Johnson LLP.3/

         (14)     Not Applicable.

         (15)     Not Applicable.

         (16)     Not Applicable.

         (17)     Not Yet Applicable.

         ___________________________

         1/       Incorporated  herein  by  reference to initial Registration
                  Statement,  filed  on  May  2,  1996  (CIK  No. 0001013169;
                  Accession No. 0000906287-96-000070).
         2/       Incorporated herein by reference to Pre-Effective Amendment
                  No.  1  to  this Registration Statement, filed on September
                  27, 1996.
         3/       Filed herewith.





























                                                       C-3





   Item 29.  Directors and Officers of the Insurance Company

         The following table sets forth certain information regarding the executive officers of Great American Reserve who are engaged directly or indirectly in activities relating to the Separate Account or the Contracts. Their principal business address is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.
                                  Positions and Offices with
                  Name            Great American Reserve

         Stephen C. Hilbert       Chief Executive Officer and Director

         Lynn C. Tyson            President and Director

         Donald F. Gongaware      Chief Operations Officer and Director

         Rollin M. Dick    Chief Financial Officer and Director

         Lawrence W. Inlow        Secretary, General Counsel and Director

         Ngaire E. Cuneo   Director

   Item 30. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

         The following information concerns those companies that may be deemed to be controlled by or under common control with Great American Reserve Insurance Company:

         Conseco, Inc. (Indiana) (publicly traded)

           Conseco Capital Management, Inc. (Delaware) (100%)

           Conseco Private Capital Group, Inc. (Indiana) (100%)
           Conseco Global Investments, Inc. (Delaware) (100%)

           Conseco Risk Management, Inc. (Indiana) (100%)
             Wells & Company, Inc. (Indiana) (100%)
             CRM Acquisition Company (Indiana) (100%)
                Wellsco, Inc. (Indiana) (100%)

           Conseco Mortgage Capital, Inc. (Delaware) (100%)

           Lincoln American Life Insurance Company (Tennessee) (100%)

           Marketing  Distribution  Systems Consulting Group, Inc. (Delaware)
           (100%)
             MDS Securities Incorporated (Delaware) (100%)
             BankMark School of Business (Delaware) (100%)
             CBC Insurance Agency Services, Inc. (Delaware) (100%)
             Bankmark, Inc. (Maine) (100%)
             Community Insurance Agency, Inc. (New Hampshire) (100%)

                                                       C-4





             InveStar Insurance Agency, Inc. (Indiana) (100%)
             InveStar Insurance Agency, Inc. (Ohio) (100%)
             MDS of New Jersey, Inc. (New Jersey) (100%)
                Investment & Insurance Services, Inc. (Connecticut) (100%) Marketing Distribution Systems Insurance Agency of
                  Massachusetts, Inc. (Massachusetts) (100%)
             Marketing Distribution Systems, Inc. (Pennsylvania) (100%)
           CIHC, Incorporated (Delaware) (100%)
             NACT, Inc. (Texas) (100%)
             Conseco Distribution Systems, L.L.C. (Indiana) (90%)
             Life Partners Group, Inc. (Delaware) (100%)
                Lamar Life International, Inc. (Delaware) (100%)
                Whitehall Fund Managers, Inc. (Kentucky) (100%)
                Partners Risk Management Company (Mississippi) (100%)
                Eagles  National Corporation (Kentucky) (100%)
                Wabash Life Insurance Company (Kentucky) (100%)
                  Travel Partners Group, Inc. (Colorado) (100%)
                  Independent Processing Services, Inc. (Delaware) (100%) Stratford Capital Group, Inc. (Texas) (100%)
                  M a s sachusetts    General    Life    Insurance    Company
                  (Massachusetts) (100%)
                  Philadelphia Life Insurance Company (Pennsylvania) (100%)
                    Philadelphia  Life  Asset Planning Company (Pennsylvania)
                    (100%)
                    Lamar Life Insurance Company (Mississippi) (100%)
                    Invest Co, Inc. (Mississippi) (100%)
             Conseco L.L.C. (Delaware) (90%)
             Conseco Services, L.L.C. (Indiana) (89%)
             Bankers National Life Insurance Company (Texas) (100%)
                National Fidelity Life Insurance Company (Missouri) (100%)
             Bankers Life Holding Corporation (Delaware) (publicly traded)
                K.F. Agency Inc. (Illinois) (100%)
                Bankers Life Insurance Company of Illinois (Illinois) (100%)
                  Bankers Life and Casualty Company (Illinois) (100%)
                    Certified Life Insurance Company (California) (100%)
             Jefferson  National  Life  Insurance  Company  of  Texas (Texas)
             (100%)
                Beneficial Standard Life Insurance Company (California) (100%) Great American Reserve Insurance Company (Texas) (100%)

           GARCO Equity Sales, Inc. (Texas) (100%)

           CNC Real Estate, Inc. (Delaware) (100%)

           Conseco Entertainment, Inc. (Indiana) (100%)
             Conseco Entertainment, L.L.C. (Indiana) (99%)
             Conseco HPLP, L.L.C. (Indiana) (1%)

           Conseco Partnership Management, Inc. (Indiana) (100%)
             Conseco Capital Partners II, L.P. (Delaware) (2%)
                American Life Holdings Group, Inc. (Delaware) (80%)
                  American Life Holding Company (Delaware) (100%)

                                                       C-5





                    American Life and Casualty Marketing Division Co. (Iowa) (100%)
                    American  Life  and  Casualty  Insurance  Company  (Iowa)
                    (100%)
                        Vulcan Life Insurance Company (Alabama) (98%)

   Item 31.  Number of Contract Owners

           None.












































                                                       C-6





   Item 32.  Indemnification

           The Board of Managers of the Separate Account is indemnified by Great American Reserve against claims and liabilities to which such person may become subject by reason of having been a member of such Board or by reason of any action alleged to have been taken or omitted by him as such member, and the member shall be indemnified for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; however, no indemnification shall be made in connection with any claim or liability unless such person (i) conducted himself in good faith,
   (ii) in the case of conduct in his official capacity as a member of the Board of Directors, reasonably believed that his conduct was at least not opposed to the best interests of the Separate Account, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         I n sofar  as  indemnification  for  liabilities  arising  under  the
   Securities Act of 1933 may be permitted to members of the Board of Managers, officers, and controlling persons of the Registrant pursuant to t h e provisions described under "Indemnification" or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a member of the Board of Managers, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such member of the Board of Managers, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   Item 33.  Business and Other Connections of Investment Advisers

         Each of the directors of the Rydex Advisor Variable Annuity Account's investment adviser, PADCO Advisors II, Inc. ("PADCO"), Albert P. Viragh, Jr., the Chairman of the Board of Directors, President, and Treasurer of PADCO, and Amanda C. Viragh, the Secretary of PADCO, is an employee of PADCO at 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852. Albert P. Viragh, Jr. also has served (and continues to serve) as: (i) the Chairman of the Board of Managers and the President of the Rydex Advisor Variable Annuity Account since the Rydex Advisor Variable Annuity Account's establishment as a separate account of Great American Reserve Insurance Company on April 15, 1996; (ii) the Chairman of the Board of Directors, the P r esident, and the Treasurer of PADCO Service Company, Inc. (the
   "Servicer"), the Rydex Advisor Variable Annuity Account's registered transfer agent, since the incorporation of the Servicer in the State of Maryland on October 6, 1993; (iii) the Chairman of the Board of Directors, the President, and the Treasurer of PADCO Advisors, Inc. ("PADCO I"), a

                                                       C-7





   registered investment adviser, since the incorporation of PADCO I in the State of Maryland on February 5, 1993; and (iv) the Chairman of the Board of Directors, the President, and the Treasurer of PADCO Financial Services, Inc. (the "Distributor"), the Rydex Advisor Variable Annuity Account's principal underwriter, since the incorporation of the Distributor in the State of Maryland on March 22, 1996.

   Item 34.  Principal Underwriters

         (a) PADCO Financial Services, Inc. acts as principal underwriter only for the Rydex Advisor Variable Annuity Account and the Rydex Institutional Money Market Fund, a series of Rydex Series Trust, a registered investment adviser advised by PADCO I.

         (b) The following table sets forth certain information regarding directors and officers of PADCO Financial Services, Inc. The principal business address of these directors and officers is 6116 Executive Boulevard, Suite 400, Rockville, Maryland 20852.



































                                                                     C-8





                                   Positions and Offices           Positions and Offices with
                Name               with Underwriter                Registrant
        ---------------------      -----------------------         ----------------------

        Albert P. Viragh, Jr.      Director, President,            Chairman of the Board of
                                   and Treasurer                   Managers
        Amanda C. Viragh           Director                        none


        Victor J. Edgar            Chief Operating Officer         none
                                   and Chief Financial
                                   Officer

        Michael P. Byrum           Secretary                       none
        Sothara Chin               Compliance Officer              Compliance Officer


   Item 35.  Location of Accounts and Records

           The accounts, books, or other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Great American Reserve Insurance Company, 11815 North Pennsylvania Street, Carmel, Indiana 46032, or PADCO Advisors II, Inc., 6116 Executive Boulevard, Rockville, Maryland 20852.

   Item 36.  Management Services

           Not Applicable.

   Item 37.  Undertakings

         (a) The Registrant hereby undertakes to file a post-effective amendment, using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant's Securities Act of 1933 registration statement.
         (b) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Contracts may be accepted.

         (c) The Registrant hereby undertakes to include, as part of any application to purchase a Contract, a space that an applicant can check to request a Statement of Additional Information.



                                                       C-9





         (d) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (e) The Registrant is relying on a no-action letter issued to the American Council of Life Insurance, published November 28, 1988, relating to Section 403(b)(11) of the Internal Revenue Code and Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940. The Registrant hereby represents that it has complied with the provisions of paragraphs (1) through (4) of said no-action letter.

         (f) The Registrant hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Great American Reserve Insurance Company.



































                                                      C-10





                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant's sponsor, GREAT AMERICAN RESERVE INSURANCE COMPANY, has duly caused this pre-effective amendment no. 2 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and the seal of the sponsor to be hereunto affixed and attested, all in the City of Carmel, State of Indiana, on the 28th day of October, 1996.



                  GREAT AMERICAN RESERVE
                    INSURANCE COMPANY



                   By:  /s/ Donald F. Gongaware
                        Donald F. Gongaware, President
                        Great American Reserve Insurance Company

































  PAGE

                            SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, RYDEX ADVISOR VARIABLE ANNUITY ACCOUNT, has duly caused this pre-effective amendment no. 2 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Rockville, State of Maryland, on the 28th day of October, 1996.

                    RYDEX ADVISOR VARIABLE
                      ANNUITY ACCOUNT

                    /s/ Albert P. Viragh, Jr.
                    Albert P. Viragh, Jr., Chairman of
                      the Board of Managers,
                    Rydex Advisor Variable Annuity Account

       A s   required  by  the  Securities  Act  of  1933,  this
  Registration Statement has been signed by the following persons in the capacities with the Registrant and on the dates indicated on this 28th day of October, 1996.

            Signature                      Title                     Date


   /s/ Albert P. Viragh, Jr.       Chairman of the            October 28, 1996
   Albert P. Viragh, Jr.           Board of Managers,
                                   Principal Executive
                                   Officer, and
                                   President
   Corey A. Colehour*              Member of the Board        October 28, 1996
   Corey A. Colehour               of Managers


   J. Kenneth Dalton*              Member of the Board        October 28, 1996
   J. Kenneth Dalton               of Managers


   Roger Somers*                   Member of the Board        October 28, 1996
   Roger Somers                    of Managers

   /s/ L. Gregory Gloeckner        Member of the Board        October 28, 1996
   L. Gregory Gloeckner            of Managers






  PAGE





   /s/ Timothy P. Hagan            Vice President,            October 28, 1996
   Timothy P. Hagan                Principal Financial
                                   Officer, and
                                   Principal Accounting
                                   Officer
  *By: /s/ Albert P. Viragh, Jr.
       Albert P. Viragh, Jr.
       Attorney-in-Fact












































  PAGE

                             EXHIBITS



























  PAGE

                           EXHIBIT INDEX





   Exhibit
   Number           Description of Exhibit


   (5)(a)           Form  of  Underwriting  Agreement
                    A m ong  Great  American  Reserve
                    Insurance  Company, Rydex Advisor
                    Variable   Annuity  Account,  and
                    PADCO Financial Services, Inc.

   (5)(b)           Form  of  Group Selling Agreement
                    A m ong  Great  American  Reserve
                    I n s urance    Company,    PADCO
                    Financial Services, Inc., Broker,
                    and Insurance Agent

   (7)              Form  of Application for Variable
                    Annuity Contract
   (13)(a)          Opinion and Consent of Coopers &
                    Lybrand LLP

   (13)(b)          Consent of Jorden Burt Berenson &
                    Johnson LLP






























  PAGE